Exhibit 2.1

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

SuccessFactors, INC.

PUMA MERGER SUB CORP.,

PUMA MERGER SUB I LLC,

PLATEAU SYSTEMS HOLDINGS, INC.

PLATEAU SYSTEMS, Ltd.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS STOCKHOLDERS’ AGENT

Dated as of June 28, 2011

EXHIBITS

Exhibit A	-	Definitions
Exhibit B-1	-	List of Signatories to Voting Agreement
Exhibit B-2	-	Form of Voting Agreement
Exhibit C-1	-	[Intentionally Omitted]
Exhibit C-2	-	[Intentionally Omitted]
Exhibit D	-	[Intentionally Omitted]
Exhibit E-1	-	Form of Certificate of Merger
Exhibit E-2	-	Form of Second Certificate of Merger
Exhibit F	-	[Intentionally Omitted]
Exhibit G	-	[Intentionally Omitted]
Exhibit H-1	-	[Intentionally Omitted]
Exhibit H-2	-	[Intentionally Omitted]
Exhibit I	-	[Intentionally Omitted]
Exhibit J-1	-	Form of IRS Notice
Exhibit J-2	-	Form of FIRPTA Notice
Exhibit K	-	[Intentionally Omitted]
Exhibit L	-	Form of Parachute Payment Waiver
Exhibit M	-	Form of Registration Rights Agreement

SCHEDULES

Schedule 1.3(b)(vii)(x)	Material Contracts Requiring Consents
Schedule 1.3(b)(vii)(y)	Material Contracts Requiring Termination
Schedule 1.3(b)(ix)	Draft 2011 Financial Statements
Schedule 1.12(k)	Example of Company Net Working Capital Adjustment
Schedule 4.2	Restrictions on Conduct of Business of the Company and Subsidiaries
Schedule 5.12(a)-1	Material Employment Terms
Schedule 5.12(a)-2	Form of Continuing Employee Offer Letter
Schedule 5.12(a)-3	Form of Employee Proprietary Information and Invention Assignment Agreement for Continuing Employees
Schedule 5.12(a)-4	Form of Retention Employee Non-Competition Agreement
Schedule 5.12(a)-5	Form of Key Employee Non-Competition Agreement
Schedule 5.12(b)-1	Form of 2011 Equity Incentive Plan
Schedule 5.12(b)-2	Form of RSU Agreement (4 Year Vesting)
Schedule 5.12(b)-3	Form of RSU Agreement (18 Month Cliff Vesting)
Schedule 6.3(e)-1	List of Retention Executives
Schedule 6.3(e)-2	List of Key Employees

i

AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 28, 2011, by and among SuccessFactors, Inc., a Delaware corporation (“Acquirer”), Puma Merger Sub Corp., a Delaware corporation and directly wholly-owned subsidiary of Acquirer (“Sub I”), Puma Merger Sub I LLC, a Delaware limited liability company and directly wholly-owned subsidiary of Acquirer (“Sub II,” and together with Sub I, “Merger Subs”), Plateau Systems, Ltd., a Delaware corporation (the “Company”), Plateau Systems Holdings, Inc., a Delaware corporation (“Holdco”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholders’ Agent (as defined in Section 8.7). The capitalized terms used but not defined in this Agreement have the definitions ascribed to such terms in Exhibit A hereto.

RECITALS

A. The parties hereto have previously entered into an Agreement and Plan of Merger (the “Original Agreement”) dated as of April 26, 2011 (the “Agreement Date”) and desire to amend certain provisions of the Original Agreement and to amend and restate the Original Agreement.

B. Following the execution of this Agreement and prior to the Effective Time, as part of the overall transactions contemplated by this Agreement, the Company shall become a wholly-owned subsidiary of Holdco and the Company shall convert into a single member Delaware limited liability company pursuant to Section 266 of the DGCL (the “Restructuring”) in a transaction that is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Pursuant to the Restructuring, all shares of Company Capital Stock, Company Options, Company Warrants and other Company Rights will be cancelled and converted, at the effective time of the Restructuring, into an equivalent number of shares of Holdco Capital Stock, Holdco Options, Holdco Warrants and other Holdco Rights.

C. The respective Boards of Directors and Board of Managers of each of the Company, Acquirer, Sub I and Sub II (or, with respect to Acquirer, a duly authorized committee of its Board of Directors) have approved this Agreement and deems it advisable and in the best interests of their respective equity holders that Acquirer acquire the Company through the statutory merger of Sub I with and into Holdco following the Restructuring, pursuant to which Holdco would become a wholly-owned direct subsidiary of Acquirer and the Company would become an indirect wholly-owned subsidiary of Acquirer (the “First Merger”), and, as part of the same overall transaction, the surviving entity of the First Merger, Holdco, would merge, immediately after the First Merger, with and into Sub II (the “Second Merger,” and together with the First Merger, the “Merger”), with Sub II to survive the Merger and continue as a wholly-owned subsidiary of Acquirer and the Company to continue as a wholly-owned direct subsidiary of Sub II and as an indirect wholly-owned subsidiary of Acquirer, all on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

D. It is the intent of the parties hereto that, for U.S. federal income tax purposes, the Merger shall constitute a “reorganization” within the meaning of Section 368(a)of the Code, and that this Agreement shall constitute a “plan of reorganization” in respect of the Merger for purposes of Sections 354 and 361 of the Code.

E. Pursuant to the Merger, among other things, after the consummation of the Restructuring, (i) all issued and outstanding shares of capital stock of Holdco shall be converted into the right to receive cash and shares of Acquirer Common Stock in the manner set forth herein, and (ii) the unexpired, unexercised and outstanding options to acquire shares of capital stock and restricted stock units of Holdco held by Continuing Employees shall be assumed by Acquirer and converted into the right to receive an option to acquire shares of Acquirer Common Stock, or restricted stock units of Acquirer, as applicable, in the manner set forth herein.

F. The Company, Holdco, Merger Subs and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

G. Concurrently with the execution of the Original Agreement and as a material inducement to the willingness of Acquirer to enter into the Original Agreement, each Company Stockholder listed on Exhibit B-1 executed and delivered to Acquirer a Voting Agreement substantially in the form attached hereto as Exhibit B-2 (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

The Merger

1.1. The Mergers. At the Effective Time (as such term is defined in Section 1.4), on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit E-1 (the “Certificate of Merger”) and the applicable provisions of the DGCL, Sub I shall merge with and into Holdco, the separate corporate existence of Sub I shall cease and Holdco shall continue as the surviving corporation and shall become a wholly-owned subsidiary of Acquirer (and the Company shall become an indirect wholly-owned subsidiary of Acquirer as a result). Holdco, as the surviving corporation after the First Merger, is hereinafter sometimes referred to as the “First Step Surviving Corporation.” At the Second Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit E-2 (the “Second Certificate of Merger”) and the applicable provisions of the DGCL and the Delaware Limited Liability Company Act (“DLLCA”), the First Step Surviving Corporation shall merge with and into Sub II, the separate corporate existence of the First Step Surviving Corporation shall cease and Sub II shall continue as the surviving entity (with the Company continuing to exist as a wholly-owned subsidiary of Sub II and an indirect wholly-owned subsidiary of Acquirer) (the surviving entity after the Second Merger, or its successor, is sometimes referred to herein as the “Final Surviving Entity”).

1.2. Closing. Unless this Agreement is earlier terminated in accordance with Article 7, the closing of the transactions contemplated hereby (the “Closing”) shall take place (i) as promptly as practicable (and in any event within three (3) Business Days) after the satisfaction or waiver of each of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or (ii) as such other time and date as Acquirer and the Company may agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the Acquirer and the Company agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.3. Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company and/or Holdco, as applicable, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in clause (a) of Section 6.2 has been satisfied;

(ii) the Certificate of Merger, executed by Sub I;

(iii) the Second Certificate of Merger, executed by Sub II;

(iv) a written opinion from the Acquirer’s legal counsel, substantially in the form previously agreed to between Acquirer and the Company, dated as of the Closing Date and addressed to the Company;

(v) an Escrow Agreement, in a form to be reasonably agreed prior to the Closing Date by Acquirer, the Stockholders’ Agent and the Escrow Agent that implements the terms and provisions of escrow arrangement set forth in Article 8 (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquirer, the Stockholders’ Agent and the Escrow Agent; and

(vi) the Registration Rights Agreement in the form attached hereto as Exhibit M, dated as of the Closing Date and executed by Acquirer, the Company, Holdco and the Stockholders’ Agent.

(b) Company Deliveries. Each of the Company and Holdco, as applicable, shall deliver to Acquirer, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date and executed on behalf of each of the Company and Holdco by its Chief Executive Officer, to the effect that each of the conditions set forth in clause (a) of Section 6.3 has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of each of the Company and Holdco by its Secretary, certifying the Company’s and Holdco’s (A) Amended and Restated Certificate of Incorporation and Certificate of Incorporation, (B) Bylaws, (C) board resolutions approving (1) the Merger and this Agreement, (2) the adoption of the 2011 Equity Incentive Plan and (3) the grant and issuance of the New Restricted Stock Units and Additional Restricted Stock Units, (D) stockholder resolutions approving (1) the adoption of this Agreement and (2) the adoption of the 2011 Equity Incentive Plan, and (E) other matters in Acquirer’s reasonable discretion;

(iii) a certificate from the Secretary of State of the States of Delaware, and Virginia and each other State or other jurisdiction in which the Company, Holdco or any Subsidiary is qualified to do business as a foreign corporation dated within five (5) Business Days prior to the Closing Date certifying that the Company, Holdco or such Subsidiary is in good standing;

(iv) a written opinion from the Company’s legal counsel, substantially in the form previously agreed to between Acquirer and the Company, dated as of the Closing Date and addressed to Acquirer;

(v) the Company Closing Financials Certificate;

(vi) unless otherwise instructed by Acquirer no later than five (5) Business Days prior to the Closing, resolutions adopted by the Company’s Board of Directors terminating Company’s 401(k) plan (the “Company 401(k) Plan”) no later than the day prior to Closing;

(vii) evidence reasonably satisfactory to Acquirer of (x) the consent to change of control of any Person whose consent may be required in connection with the Merger or any other transaction contemplated by the Merger or any other transaction contemplated by this Agreement under the contracts listed on Schedule 1.3(b)(vii)(x), and (y) termination of the Material Contracts listed on Schedule 1.3(b)(vii)(y).;

(viii) the Spreadsheet and a certificate executed on behalf of the Company by its Chief Executive Officer, dated as of the Closing Date, certifying that such Spreadsheet is true, correct and complete;

(ix) the Financial Statements for each of the fiscal years ended February 28, 2009 and February 28, 2010 (but for the avoidance of doubt, not February 29, 2008) and the audited consolidated financial statements for the fiscal year ended February 28, 2011, in each case, as restated (collectively, the “Closing Financial Statements”); provided that that the Closing Financial Statements shall be in a form (A) materially consistent with the draft consolidated financial statements of the Company for the fiscal year ended February 28, 2011 as attached hereto as Schedule 1.3(b)(ix) (the “Draft 2011 Financial Statements”) and (B) that can be filed by Acquirer with the SEC with corresponding audit reports and consents required for filing with the SEC from the Company’s independent accountants with respect to such financial statements;

(x) evidence reasonably satisfactory to Acquirer that the Company has paid (or at the Closing will pay) all indebtedness for borrowed money of the kind set forth in clauses (i), (ii), (iv), (v), (vii) or (viii) of the definition of “Company Debt,” together with payoff letters providing for the release of all security interests and other Encumbrances (other than Permitted Encumbrances) in favor of any lender with respect to such indebtedness;

(xi) the following FIRPTA documentation: (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit J-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit J-2, dated as of the Closing Date and executed by the Company;

(xii) the Certificate of Merger, executed by Holdco;

(xiii) complete and correct copies of all executed agreements and documents relating to the Additional Restricted Stock Units and New Restricted Stock Units; and

(xiv) the Registration Rights Agreement in the form attached hereto as Exhibit M, dated as of the Closing Date and executed by Acquirer, the Company, Holdco and the Stockholders’ Agent.

1.4. Effective Time. At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article 6, Sub I shall, and the Company shall cause Holdco to, cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Acquirer and the Company and set forth in the Certificate of Merger being referred to herein as the “Effective Time”). Immediately following the Effective Time, the Company shall cause Holdco to, and Sub II shall, cause the Second Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL and the DLLCA (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as agreed to by Acquirer and the Company and set forth in the Second Certificate of Merger being referred to herein as the “Second Effective Time”).

1.5. Effect of the Merger. At the Effective Time, the effect of the First Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Holdco and Sub I shall vest in the First Step Surviving Corporation, and all debts, liabilities and duties of Holdco and Sub I shall become debts, liabilities and duties of the First Step Surviving Corporation. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, powers and franchises of Sub II and the First Step Surviving Corporation shall vest in the Final Surviving Entity, and all debts, liabilities and duties of Sub II and the First Step Surviving Corporation shall become the debts, liabilities and duties of the Final Surviving Entity.

1.6. Certificate of Incorporation and Bylaws and Certificate of Formation and Limited Liability Company Agreement.

(a) At the Effective Time, (i) the Certificate of Incorporation of Holdco shall be amended in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL, and (ii) the Bylaws of Sub I shall become the Bylaws of the First Step Surviving Corporation, until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the First Step Surviving Corporation and such Bylaws.

(b) At the Second Effective Time, (ii) the Certificate of Formation of Sub II, as in effect immediately prior to the Second Effective Time, shall be amended in its entirety to read as set forth in the Second Certificate of Merger, until thereafter amended as provided by the DLLCA, and (ii) the Limited Liability Company Agreement of Sub II, as in effect immediately prior to the Second Effective Time, shall become the Limited Liability Company Agreement of the Final Surviving Entity, until thereafter amended as provided by the DLLCA, the Certificate of Formation of Sub II and such Limited Liability Company Agreement.

1.7. Directors and Officers; Managers and Members.

(a) At the Effective Time, (i) the members of the Board of Directors of Sub I immediately prior to the Effective Time shall be the members of the Board of Directors of the First Step Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified, and (ii) the officers of Sub I immediately prior to the Effective Time shall be the officers of the First Step Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed.

(b) At the Second Effective Time, (i) the Managers of Sub II immediately prior to the Second Effective Time shall be the Managers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed, and (ii) the officers of Sub II immediately prior to the Second Effective Time shall be the officers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly admitted.

1.8. Effect on Capital Stock, Options, Warrants and Restricted Stock Units.

(a) Treatment of Holdco Capital Stock, Holdco Options, Additional Restricted Stock Units, New Restricted Stock Units and Holdco Warrants. On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of the Holdco Capital Stock, Holdco Options and/or Holdco Warrants at the Effective Time:

(i) Holdco Series A Preferred Stock and Holdco Series B Preferred Stock. Immediately prior to the Effective Time, each share of Holdco Series A Stock and Holdco Series B Preferred Stock shall be converted into shares of Holdco Common Stock pursuant to the requisite approval of the Company Stockholders under Holdco’s certificate of incorporation (the “Conversion”).

(ii) Holdco Common Stock. Each share of Holdco Common Stock issued and outstanding immediately prior to the Effective Time (which, for the avoidance of doubt, includes each share of Holdco Common Stock issued upon the Conversion and each share of Holdco Common Stock issued in respect of all Holdco Options that are exercised prior to the Effective Time, other than Dissenting Shares and shares owned by Holdco) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9(b), (A) the Common Closing Cash Consideration Amount Per Share, (B) the Common Closing Stock Consideration Amount Per Share, (C) the right to receive upon release from escrow pursuant to Section 1.9(c)(iii) and the terms and conditions of the Escrow Agreement, up to the Cash Escrow Amount Per Share (subject to reduction for payment of Indemnifiable Damages (as defined in Section 8.2) pursuant to the indemnification obligations of the Effective Time Holders under Article 8), and (D) the right to receive its Pro Rata Share of the Positive Adjustment Amount (if any) as determined pursuant to Section 1.12. The number of shares of Acquirer Common Stock each Company Stockholder is entitled to receive pursuant to each of the clauses (B) and (C) in this Section 1.8(a)(ii) for the shares of Holdco Common Stock held by such Company Stockholder as of the Effective Time (including shares of Holdco Common Stock issued upon the Conversion or shares of Holdco Common Stock issued upon the exercise of any Company Option that is exercised prior to the Effective Time) shall be rounded down to the nearest whole number of shares of Acquirer Common Stock and computed after aggregating all shares of Holdco Common Stock held by such Company Stockholder.

(iii) Holdco Options. Each Holdco Option held by a Continuing Employee that is unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Acquirer in accordance with Section 5.16. As set forth in Section 5.16, each assumed Holdco Option that immediately prior to the Effective Time was not fully vested shall be subject to the same vesting arrangements that were applicable to such Holdco Option immediately prior to or at the Effective Time (as such shall be reflected in any Retention Agreement, offer letter or employment agreement provided by Acquirer to such Company Optionholder, as applicable, all of which shall be consistent with the terms herein). Notwithstanding anything to the contrary herein, Acquirer will not assume Holdco Options held by Persons that are not Continuing Employees, and all Holdco Options, other than those held by Continuing Employees, that are unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall be terminated without consideration at the Effective Time.

(iv) Additional Restricted Stock Units and New Restricted Stock Units. At the Effective Time, each Additional Restricted Stock Unit and New Restricted Stock Unit held by a Continuing Employee shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Acquirer in accordance with Section 5.16(b). As set forth in Section 5.16(b), each assumed Additional Restricted Stock Unit and New Restricted Stock Unit shall be subject to the same vesting arrangements that were applicable to such Additional Restricted Stock Unit and New Restricted Stock Unit immediately prior to or at the Effective Time, and no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment. Acquirer will not assume any Additional Restricted Stock Unit or New Restricted Stock Units held by Persons that are not Continuing Employees.

(v) Holdco Warrants. No Holdco Warrants, whether vested or unvested, shall be assumed by Acquirer in the Merger, and at the Effective Time, each Holdco Warrant will, by virtue of the First Merger, and without any further action on the part of any holder thereof, be cancelled and extinguished without consideration.

(b) Conversion of Sub I Stock. Each share of capital stock of Sub I that is issued and outstanding immediately prior to the Effective Time will, by virtue of the First Merger and without further action on the part of the sole stockholder of Sub I, be converted into and become one share of common stock of the First Step Surviving Corporation (and the shares of the First Step Surviving Corporation into which the shares of Sub I capital stock are so converted shall be the only shares of the First Step Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Sub I common stock will evidence ownership of such shares of common stock of the First Step Surviving Corporation.

(c) Treatment of Shares and Membership Interests in Second Merger. At the Second Effective Time, each share of Holdco Capital Stock that is issued and outstanding immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof. At the Second Effective Time, each membership interest of Sub II that is issued and outstanding immediately prior to the Second Effective Time will be unaffected by the Second Merger and remain outstanding as one membership interest of the Final Surviving Entity. Such membership interests shall be the only membership interests of the Final Surviving Entity that are issued and outstanding immediately after the Second Effective Time.

(d) Treatment of Holdco Capital Stock Owned by Holdco. At the Effective Time, all shares of Holdco Capital Stock that are owned by Holdco as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Holdco Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(f) Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the amount of cash and number of shares of Acquirer Common Stock provided for in Section 1.8, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable and the number of shares of Acquirer Common Stock issuable pursuant to Section 1.8 in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(c), following the satisfaction of the applicable conditions set forth in Section 1.9(c), the cash payable and the number of shares of Acquirer Common Stock to which such holder would be entitled in respect thereof under this Section 1.8 as if such shares never had been Dissenting Shares. The Company (or Holdco, as applicable) shall give Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company or Holdco, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company or Holdco and (ii) consult in good faith with Acquirer with respect to all negotiations and proceedings with respect to demands for appraisal or purchase under the DGCL. Neither the Company nor Holdco shall, except with the prior written consent of Acquirer (which consent shall not to be unreasonably withheld), or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the stockholders of Holdco (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.8 and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under the DGCL by any other stockholder of Holdco.

(g) Rights Not Transferable. The rights of the Holdco securityholders as of immediately prior to the Effective Time are personal to each such securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

(h) Fractional Shares. No fractional shares of Acquirer Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of shares of Holdco Capital Stock who would otherwise be entitled to a fraction of a share of Acquirer Common Stock (after aggregating for each particular stock certificate representing Holdco Capital Stock all fractional shares of Acquirer Common Stock to be received by such holder) shall receive from Acquirer an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Acquirer Stock Price.

1.9. Surrender of Certificates.

(a) Exchange Agent. Computershare Trust Company, N.A. shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Acquirer to Cause Deposit of Final Adjusted Purchase Price. Acquirer shall, for exchange in accordance with this Article 1 through such reasonable procedures as Acquirer may adopt, (i) at the Closing, deliver to the Exchange Agent the cash payable pursuant to Section 1.8(a)(ii)(A), and (ii) as soon as reasonably practicable after the Closing Date (and in any event no later than three (3) Business Days after the Closing), deliver to the Exchange Agent (A) the shares of Acquirer Common Stock issuable pursuant to Section 1.8(a)(ii)(B), and (B) cash in an amount sufficient to permit payment of cash in lieu of any fractional shares pursuant to Section 1.8(h), but not including (x) the Escrow Cash to be deposited into escrow in connection herewith pursuant to the provisions of Section 1.8(a)(ii)(C), Section 1.9(c)(iii) and Article 8 and (y) the Advance Amount to be deposited with the Stockholder’s Agent in accordance with Section 1.9(c)(iv).

(c) Exchange Procedures.

(i) As soon as reasonably practicable, but not later than five (5) Business Days, after the Closing Date, the Exchange Agent shall mail to every holder of record of Holdco Capital Stock that was issued and outstanding immediately prior to the Effective Time and that has not previously delivered its Certificates (as defined below) together with a properly completed and duly executed letter of transmittal in customary form (the “Letter of Transmittal”): (A) a form of Letter of Transmittal and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments which immediately prior to the Effective Time represented issued and outstanding Holdco Capital Stock that were converted into the right to receive cash and shares of Acquirer Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.8(a) (the “Certificates”). The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquirer or the Exchange Agent may reasonably specify, including that the Effective Time Holders agree to be bound by the provisions of Section 1.9 and Article 8 of this Agreement and agree to release the Company, Holdco, the Stockholders’ Agent and the Final Surviving Entity from any claims, rights, liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates (other than any claims, rights and causes of action arising under this Agreement, including the right to receive the amounts payable pursuant to Article 1 of this Agreement).

(ii) As soon as reasonably practicable, but in any event within five (5) Business Days, after the date of delivery to the Exchange Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive a check or wire transfer (to an account designated by such holder) representing the amount of cash such holder has the right to receive at the Closing pursuant to Section 1.8(a)(ii)(A) in respect of such Certificate and a certificate representing the number of whole shares of Acquirer Common Stock that such holder has the right to receive pursuant to Section 1.8(a)(ii)(B) in respect of such Certificate (along with any payment in lieu of fractional shares that such holder has the right to receive pursuant to Section 1.8(f) in respect to such Certificate), and the portion of the Escrow Cash that such holder has the right to receive pursuant to Section 1.8(a)(ii)(C) will be deposited into escrow on such holder’s behalf pursuant to Section 1.9(c)(iii) and Article 8 and (B) such Certificate shall be canceled.

(iii) Acquirer to Cause Deposit of Escrow Cash. Acquirer shall cause the Escrow Cash to be deposited with Computershare Trust Company, N.A. (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”), at the Closing. The Escrow Cash shall constitute security for the indemnification obligations of such Effective Time Holders pursuant to Article 8, and shall be held in and distributed in accordance with the provisions of the Escrow Agreement.

(iv) Acquirer to Cause Deposit of Advance Amount. At the Closing, Acquirer shall cause the Advance Amount to be deposited with the Stockholders’ Agent or the Stockholder Designee (as defined in Section 8.7(b)) pursuant to and for the purposes set forth in Section 8.7(d) of this Agreement.

(v) Expedited Processing. Notwithstanding anything to the contrary contained in this Section 1.9, (i) at any time within one (1) week prior to the Closing Date, the Company may, upon the request of any Company Stockholder, provide the Letter of Transmittal (including by electronic transmission) to such requesting Company Stockholder, provided that the Company has previously delivered to the Exchange Agent all information and documentation required by the Exchange Agent to enable the Exchange to produce such Letters of Transmittal for such Company Stockholders and (ii) Acquirer shall reasonably cooperate with the Company to implement mechanics to effectuate payment of the consideration payable to such holders pursuant to Section 1.8 on an expedited basis, after the Closing Date, to the extent that the Company delivers to the Exchange Agent the duly completed and executed Letters of Transmittal and Certificates of any such Company Stockholders, and any other documentation requested by the Exchange Agent hereunder, at the Closing. For the avoidance of doubt, the Stockholders’ Agent shall not be responsible for, and the terms of its engagement do not contemplate, any involvement of the Stockholders’ Agent with matters related to the mechanics of the payments set forth in Section 1.8.

(d) No Interest. No interest shall accumulate on any shares of Acquirer Common Stock issuable, or cash payable at Closing, in connection with the Merger, except as otherwise provided in the Escrow Agreement.

(e) Transfers of Ownership. If any shares of Acquirer Common Stock issuable or cash payable in connection with the Merger pursuant to Sections 1.8(a) and (h) is to be issued or paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance or payment thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the issuance of the shares of Acquirer Common Stock or payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.9, none of the Escrow Agent, the Final Surviving Entity or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Unclaimed Shares; Unclaimed Cash. Any cash or certificates representing shares of Acquirer Common Stock (including any distributions made thereon) or portion of funds (including any interest earned thereon) held by the Exchange Agent which have not been delivered to any holders of Certificates pursuant to this Article 1 within six months after the Effective Time shall promptly be returned to Acquirer, and thereafter each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.9 shall look only to the Final Surviving Entity following the Second Effective Time (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to shares of Acquirer Common Stock issuable pursuant to Section 1.8(a)(ii)(B) and cash amounts payable pursuant to Sections 1.8(a) and (h). Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the earlier of the third anniversary of the Effective Time or such date on which the merger consideration contemplated by Section 1.8 in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any Acquirer Common Stock issuable or cash amounts payable pursuant to Section 1.8(a), or cash payable in lieu of fractional shares pursuant to Section 1.8(h), in respect of such Certificate shall, to the extent permitted by applicable Legal Requirements, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.10. No Further Ownership Rights in the Holdco Capital Stock or Holdco Options. All cash and shares of Acquirer Common Stock paid or payable and/or issued or issuable following the surrender for exchange of shares of Holdco Capital Stock and Holdco Options in accordance with the terms hereof shall be so paid or payable and/or issued or issuable in full satisfaction of all rights pertaining to such shares of Holdco Capital Stock and/or Holdco Options, and there shall be no further registration of transfers on the records of the Final Surviving Entity of shares of Holdco Capital Stock or Holdco Options which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Holdco Option documentation is presented to the Final Surviving Entity for any reason, such Certificate or Holdco Option documentation shall be canceled and exchanged as provided in this Article 1.

1.11. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such shares of Acquirer Common Stock and cash as may be required pursuant to Section 1.8 in respect of such Certificate; provided, however, that Acquirer or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such reasonable sum or execute an indemnification agreement in customary form as Acquirer or the Exchange Agent may direct as indemnity against any claim that may be made against Acquirer, the First Step Surviving Corporation, the Final Step Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents with respect to such Certificate.

1.12. Company Net Working Capital Adjustment.

(a) The Company or Holdco shall deliver the proposed Company Closing Financials Certificate to Acquirer (with a copy to the Stockholders’ Agent) not less than three (3) Business Days prior to the Closing Date in form and substance reasonably satisfactory to Acquirer.

(b) Within ninety (90) days after the Closing, Acquirer shall prepare and deliver to the Stockholders’ Agent a certificate (the “Acquirer NWC Certificate”) executed by a duly authorized officer of Acquirer setting forth Acquirer’s calculation of the Company Net Working Capital. Acquirer’s failure to timely provide the Acquirer NWC Certificate shall be deemed an acceptance by Acquirer of the Company Net Working Capital calculations set forth in the Company Closing Financials Certificate, without prejudice to the Stockholders’ Agent’s right to require that Acquirer deliver the Acquirer NWC Certificate and effectuate an adjustment pursuant to Section 1.12(h).

(c) The Stockholders’ Agent and its representatives and agents shall be given all such reasonable access (including electronic access, to the extent available) during Acquirer’s normal business hours (or such other times as the parties may agree) as they may reasonably require to the books and records of the Company and the Final Surviving Entity, and reasonable access during Acquirer’s normal business hours to such personnel or representatives of the Company and Acquirer (including but not limited to accountants and the individuals responsible for preparing the Acquirer NWC Certificate) for the purposes of resolving any disputes or responding to any matters or inquiries raised concerning the Acquirer NWC Certificate and/or the calculation of the Company Net Working Capital as set forth in the Acquirer NWC Certificate.

(d) The Stockholders’ Agent may object to the Company Net Working Capital calculations set forth in the Acquirer NWC Certificate by providing written notice of such objection to Acquirer (with a copy to the Escrow Agent) within thirty (30) Business Days after Acquirer’s delivery of the Acquirer NWC Certificate (the “Notice of Objection”).

(e) If the Stockholders’ Agent timely provides the Notice of Objection, then the parties shall confer in good faith for a period of up to ten (10) Business Days following Acquirer’s timely receipt of the Notice of Objection, in an attempt to resolve any disagreement and any resolution by them shall be in writing and shall be final and binding.

(f) If, after such ten (10) Business Day period, the Stockholders’ Agent and Acquirer cannot resolve any such disagreement, then the parties shall engage PricewaterhouseCoopers LLC or another nationally-recognized auditing firm reasonably acceptable to Acquirer and the Stockholders’ Agent that has not performed work for, and is otherwise independent of, each of Acquirer, Holdco, the Company and the Stockholders’ Agent (the “Reviewing Accountant”) to review the calculation of Company Net Working Capital. After review of such calculation, the Reviewing Accountant shall promptly determine the Company Net Working Capital (and the parties shall instruct the Reviewing Accountant to make such determination within thirty (30) days following submission) and such determination shall be final and binding on the parties. In conducting its review, the Reviewing Accountant shall consider only items in dispute, and shall base its determination solely on presentations of Acquirer and the Stockholders’ Agent (i.e., no independent investigation).

(g) If the Company Net Working Capital, as finally determined pursuant to this Section 1.12 (the “Final Net Working Capital”), is in fact less than (that is, more negative than) the Company Net Working Capital set forth in the Company Closing Financials Certificate (the “Estimated Net Working Capital”), then each Effective Time Holder (including holders of shares of Holdco Common Stock issued upon the Conversion and shares of Holdco Common Stock issued in respect of Holdco Options that are exercised prior to the Effective Time, other than Dissenting Shares and shares owned by Holdco) will severally but not jointly, based on such Effective Time Holder’s Pro Rata Share, indemnify and hold harmless Acquirer from the Escrow Fund for an amount (the “Negative Adjustment Amount”) equal to the lesser of (i) the amount by which the Final Net Working Capital is in fact less than (that is, more negative than) the Estimated Net Working Capital and (ii) the sum of (A) the amount by which the Final Net Working Capital is in fact less than (that is, more negative than) the Low End Net Working Capital Target plus (B) the Closing Working Capital Positive Adjustment Amount, if any. The Negative Adjustment Amount payable by the Effective Time Holders pursuant to this Section 1.12(g) shall be paid by delivery to Acquirer, following written notice to the Escrow Agent, of an aggregate amount of Escrow Cash equal to the amount of such Negative Adjustment Amount, if any.

(h) If the Final Net Working Capital is in fact greater than (or less negative than) the Estimated Net Working Capital, then Acquirer will pay to each Effective Time Holder (including holders of shares of Holdco Common Stock deemed to have been issued upon the Conversion and shares of Holdco Common Stock issued in respect of Holdco Options that are exercised prior to the Effective Time, other than Dissenting Shares and shares owned by Holdco) such holder’s Pro Rata Share an amount (the “Positive Adjustment Amount”) equal to the lesser of (i) the amount by which the Final Net Working Capital is in fact greater than (or less negative than) the Estimated Net Working Capital and (ii) the sum of (A) the amount by which the Final Net Working Capital is in greater than (that is, less negative than) the High End Net Working Capital Target plus (B) the Closing Working Capital Negative Adjustment Amount, if any. Fifty percent (50%) of the Positive Adjustment Amount payable by Acquirer pursuant to this Section 1.2(h) shall be paid in cash and fifty percent (50%) shall be paid in the form of Acquirer Common Stock, with each Effective Time Holder entitled to receive a cash amount equal to such Effective Time Holder’s Pro Rata Share of fifty percent (50%) such Positive Adjustment Amount (rounded down to the nearest whole cent) and a number of shares of Acquirer Common Stock equal to such Effective Time Holder’s Pro Rata Share of fifty percent (50%) of such Positive Adjustment Amount (with the number of shares of Acquirer Common Stock issuable to each Effective Time Holder pursuant to this Section 1.12(h) rounded down to the nearest whole number of shares of Acquirer Common Stock).

Acquirer shall deposit the Positive Adjustment Amount, if any, payable by Acquirer pursuant to this Section 1.12(h) with the Exchange Agent, for payment to such Effective Time Holders, within five (5) Business Days following the date on which the Company Net Working Capital is finally determined pursuant to this Section 1.12.

(i) In the event of a Positive Adjustment Amount (if any), the costs and expenses of the Reviewing Accountant, if any (the “Reviewing Accountant Fees”), shall be paid by Acquirer. In the event of a Negative Adjustment Amount (if any), Acquirer shall be entitled to reclaim from the Escrow Fund an amount equal to the Reviewing Accountant Fees.

(j) [intentionally omitted].

(k) For illustration purposes only, an example of the adjustment to Company Net Working Capital is set forth on Schedule 1.12(k).

1.13. Tax Consequences. Neither Acquirer, on the one hand, nor the Company or Holdco, on the other, makes any representations or warranties to the other or to any holder of Company Capital Stock, Company Options, Additional Restricted Stock Units or New Restricted Stock Units regarding whether the Merger will qualify as a tax-free reorganization or any of the Tax consequences to Acquirer, the Company, Holdco or any holder of Company Capital Stock, Company Options, Additional Restricted Stock Units or New Restricted Stock Units of the Restructuring, the Merger or any of the other transactions contemplated hereby. Acquirer, on the one hand, and the Company and Holdco, on the other, acknowledge that Acquirer, the Company, Holdco and the holders of Company Capital Stock, Company Options, Additional Restricted Stock Units and New Restricted Stock Units are relying solely on their own Tax advisors in connection with this Agreement, the Restructuring, the Merger and the other transactions and agreements contemplated hereby.

1.14. Withholding Rights. Acquirer, the Final Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the cash and shares of Acquirer Common Stock otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock, any Company Options, Additional Restricted Stock Units, New Restricted Stock Units or any Certificates such amounts in cash or shares as Acquirer, the Final Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Government Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.15. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Final Surviving Entity with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company or Holdco, the officers and directors of the Final Surviving Entity are fully authorized, in the name and on behalf of the Company, Holdco or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE 2.

Representations and Warranties of the Company and Holdco

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the parties’ execution of the Original Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article 2 solely to the extent the Company Disclosure Letter expressly states that a factual statement contained therein constitutes a representation and warranty), as of the Agreement Date and as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date, which representations and warranties shall be made as of such date), as follows:

2.1. ORGANIZATION, STANDING, POWER AND SUBSIDIARIES.

(a) Each of the Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the corporate power to own its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Amended and Restated Certificate of Incorporation or Bylaws or equivalent organizational or governing documents.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of the Company and Holdco. The Company owns, of record and beneficially, one hundred percent (100%) of the issued and outstanding shares of capital stock and other securities of each of its Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances, and all such shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal. Other than the Subsidiaries listed in Schedule 2.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person. None of the Company or any of its Subsidiaries has agreed or is obligated to make any future investment in or capital contribution to any Person. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Agreement Date, of: (i) the names of the members of the Board of Directors (or similar body) of the Company and each of its Subsidiaries; (ii) the names of the members of each committee of the Board of Directors (or similar body) of the Company and each of its Subsidiaries; and (iii) the names and titles of the officers of the Company and each of its Subsidiaries.

2.2. Capital Structure.

(a) Authorized and Outstanding Capital Stock of Company. The authorized capital stock of the Company consists solely of (i) 57,715,505 shares of Company Common Stock, and (ii) 14,583,346 shares of Company Preferred Stock, of which 10,560,357 shares are designated as Company Series A Stock and 4,022,989 shares are designated as Company Series B Stock. A total of 17,901,090 shares of Company Common Stock, 10,344,840 shares of Company Series A Stock and 3,017,243 shares of Company Series B Stock are issued and outstanding as of the Agreement Date. The Company holds no treasury stock. The number of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date is set forth on Schedule 2.2(a)-1 of the Company Disclosure Letter. All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any right of rescission or “put” right, right of first refusal, preemptive right or “call” right, and have been offered, issued, sold and delivered by the Company in material compliance with all applicable Legal Requirements and all requirements set forth in the Contracts applicable to such sales to which the Company is a party. There is no Liability for dividends accrued and unpaid by the Company. As of April 25, 2011, each share of Company Series A Stock is convertible into 2.3014012 shares of Company Common Stock. As of April 25, 2011, each share of Company Series B Stock is convertible into 1.2305352 shares of Company Common Stock. There are fewer than 35 Company Stockholders or Holdco Stockholders that are not “accredited investors” (as defined in Rule 501 of the Securities Act).

(b) Company Options and Other Equity Rights.

(i) As of the Agreement Date, the Company has reserved 9,869,680 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 9,456,492 shares are subject to outstanding and unexercised Company Options, and 400,522 shares remain available for issuance thereunder.

(ii) Schedule 2.2(b)(ii)-1 of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each Company Option, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the intended Tax status of such option under Section 422 of the Code, the term of each Company Option and the plan from which such Company Option was granted. In addition, Schedule 2.2(b)(ii)-2 of the Company Disclosure Letter sets forth a true, correct and complete list (which schedule shall be a subset of Schedule 2.2(b)(ii)-1 of the Company Disclosure Letter) as of the Agreement Date of all holders of outstanding Company Options that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including a description of the relationship between each such Person and the Company. All issued and outstanding shares of Company Capital Stock were issued in compliance with all applicable Legal Requirements and all requirements set forth in the Contracts applicable to such issuances to which the Company is a party. A true and correct copy of the Company Option Plans, the standard agreement under the Company Option Plans and each agreement for each Company Option that does not conform to the standard agreement under the Company Option Plans have been delivered or made available by the Company to Acquirer’s legal counsel. All outstanding Company Options have been issued and granted in compliance with all requirements of applicable Legal Requirements and all requirements set forth in applicable Contracts to which Company is a party or by which Company is bound. The terms of the Company Option Plans permit the assumption or substitution of Company Options to purchase Company Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Company Stockholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for those Company Options. No shares of Company Common Stock are subject to vesting or a right of repurchase in favor of the Company or any other Person under the terms of any Contract with the Company (including any stock option agreement, or stock option exercise agreement or restricted stock purchase agreement).

(iii) Schedule 2.2(b)(iii) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Warrants, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of acceleration thereof), the exercise price per share and the term of each Company Warrant. Except for the Company Options and Company Warrants described in Schedules 2.2(b)-1, 2.2(b)-2 and 2.2(b)(iii) of the Company Disclosure Letter, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Shares of Company Capital Stock, Company Options, Company Warrants or other Company Rights, or any Company Voting Debt or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, Contract or other Company Right. Neither the Company Option Plan, any Company Option nor any other Contract of any character to which Company is a party to or is bound relating to any security of Company that is entitled (or is exercisable into a security that is entitled) to receive any consideration in connection with the Merger requires or otherwise provides for any accelerated vesting or exercisability of any such security in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Acquirer following the Merger or otherwise.

(c) No Voting Arrangements or Registration Rights. Except as contemplated by this Agreement, there are no voting agreements applicable to any outstanding shares of Company Capital Stock or Company Options to which Company is a party. Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

(d) No Voting Debt. No bonds, debentures, notes or other indebtedness of the Company, Holdco or any of their Subsidiaries (i) granting its holder the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of Company or Holdco, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(e) Upon the effective time of the Restructuring, each outstanding share of Company Capital Stock, Company Option, Company Warrant or other Company Rights held by a Company securityholder will be converted into the right to receive the same kind, number, class and series of Holdco Capital Stock, Holdco Option, Holdco Warrant or other Holdco Rights. Except for the Holdco Rights that will be issued and outstanding in direct replacement of the Company Rights, as of the effective time of the Restructuring, there will be no options, warrants, calls, rights or Contracts of any character to which the Company or Holdco is a party or by which it is bound obligating the Company or Holdco to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Holdco Capital Stock or Company Capital Stock, Holdco Options or Company Options, Holdco Warrants or Company Warrants or other Holdco Rights or Company Rights, or any Company Voting Debt or obligating Holdco or the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, Contract or other Company Right or Holdco Right.

2.3. Authority; Noncontravention.

(a) Subject to approval of the Restructuring, the Merger and the adoption of this Agreement by the Company Stockholders and the Holdco Stockholders, each of the Company and Holdco has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company’s Board of Directors and Holdco’s Board of Directors. This Agreement has been duly executed and delivered by the Company and Holdco and, assuming the due and valid execution by the other parties hereto, constitutes the valid and binding obligation of the Company and Holdco, enforceable against the Company and Holdco in accordance with its terms, subject only to the effects, if any, of (i) applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Each of the Company’s Board of Directors and Holdco’s Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by unanimous vote, has approved and adopted this Agreement and approved the Restructuring and the Merger, determined that this Agreement, the Restructuring and the Merger, and the terms and conditions thereof, are advisable and in the best interests of the Company and the Company Stockholders and Holdco and the Holdco Stockholders, and directed that the approval of the Restructuring and the adoption of this Agreement be submitted to the Company Stockholders and the Holdco Stockholders (after the consummation of the Restructuring) for consideration and unanimously recommended that all of the Company Stockholders and the Holdco Stockholders approve the Restructuring and adopt this Agreement. With respect to each of the Company and Holdco, the affirmative votes of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis) and (ii) the holders of not less than sixty percent (60%) of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Restructuring and the Merger (the “Company Stockholder Approval”). The Company Stockholders listed on Exhibit B-1 collectively hold sufficient shares of Company Preferred Stock and sufficient shares of Company Common Stock for the Company Stockholder Approval.

(b) The execution and delivery of this Agreement by the Company and Holdco does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company, Holdco or any of their Subsidiaries or to the knowledge of the Company and Holdco, any of the shares of Company Capital Stock or Holdco Capital Stock, as applicable, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Amended and Restated Certificate of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company, Holdco or any of their Subsidiaries, in each case as amended to date, (B) any Material Contract or any Company Intellectual Property Agreement, or (C) any Legal Requirements applicable to the Company, Holdco or any of their Subsidiaries or any of their respective material properties or assets, except in the case of clauses (ii)(B) or (C), where such violation, default, termination, cancellation or acceleration would not reasonably be expected to be material to the business of the Company or Holdco, as applicable, provided that it is agreed solely for the purpose of the representations set forth in this Article 2 that the Restructuring shall be deemed to have occurred as of the Agreement Date provided further that the Company has identified in Schedule 2.3(b) of the Company Disclosure Letter any conflict with, violation of or default under (with or without notice or lapse of time, or both), or any right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or any requirement to obtain consent, approval or waiver from any Person, under any Material Contract in connection with, resulting from or arising from the Restructuring or (following the Restructuring) the Merger.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company, Holdco or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the procuring of a California Permit, (ii) the filing of the Certificate of Merger as provided in Section 1.4, (iii) compliance with the HSR Act (including the termination of any applicable waiting period), and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company’s and/or Holdco’s ability to consummate the Merger or to perform its obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

2.4. Financial Statements.

(a) The Company has delivered to Acquirer its audited consolidated financial statements for and as of each of the three fiscal years ended February 29, 2008, February 28, 2009 and February 29, 2010 and its unaudited consolidated financial statements for the fiscal year ended February 28, 2011 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as otherwise disclosed in the notes thereto and subject, in the case of unaudited financial statements, to normal year-end adjustments), and (iii) fairly and accurately present in all material respects the consolidated financial condition of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein specified.

(b) Neither the Company nor any Subsidiary has any Liabilities of any nature that would be required by GAAP to be reflected, accrued or reserved on a consolidated balance sheet of the Company or in the footnotes thereto other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of February 28, 2011 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since February 28, 2011 (the “Company Balance Sheet Date”) in the ordinary course, consistent with past practice, and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. Other than as set forth or adequately provided for in the Company Balance Sheet, the Company has no known liabilities arising as a result of any tortious actions or omissions that would be required by GAAP to be reflected, accrued or reserved on a consolidated balance sheet of the Company or in the footnotes thereto. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied.

(c) Neither the Company nor any of its Subsidiaries has knowledge of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants or directors of the Company or any of its Subsidiaries, in each case in their capacity as such, or any claim or allegation regarding any of the foregoing.

(d) At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards (“SFAS”) No. 5, as amended by SAFS No. 11, 113 and 114 (“Statement No. 5”), issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Company Balance Sheet as required by said Statement No. 5. There has been no material change in the Company accounting policies since February 28, 2010, except as described in the Financial Statements.

(e) Schedule 2.4(d) of the Company Disclosure Letter accurately lists as of the Agreement Date all Company Debt, including, for each item of Company Debt, the Contract governing the Company Debt and the interest rate, maturity date and any assets or properties securing such Company Debt. All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

(f) Schedule 2.4(e) of the Company Disclosure Letter sets forth as of the Agreement Date the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company and its Subsidiaries maintain accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

2.5. Absence of Certain Changes. Since the Company Balance Sheet Date until the Agreement Date, each of the Company and its Subsidiaries has conducted its business only in the ordinary course consistent with past practices, and since such date:

(a) there has not occurred a Material Adverse Effect on the Company;

(b) neither the Company nor any Subsidiary has made or entered into any Contract or letter of intent with respect to, or otherwise effected, any acquisition, sale, license, disposition or transfer of any material asset of the Company or any Subsidiary (other than Company Intellectual Property Agreements entered into in the ordinary course of business consistent with past practice);

(c) except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies or establishment of reserves) by the Company or any Subsidiary or any revaluation by the Company of any of its or any Subsidiary’s assets;

(d) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company or any redemption, purchase or other acquisition by the Company of any of its securities, or any material change in any rights, preferences, privileges or restrictions of any of its outstanding securities;

(e) neither the Company nor any Subsidiary has terminated (other than as a result of expiration in accordance with its terms) or, other than as disclosed on Schedule 2.17 of the Company Disclosure Schedule, entered into any Material Contract (as hereinafter defined), and there has not occurred any default or breach by the Company or any of its Subsidiaries under any Material Contract to which the Company or any Subsidiary is a party or by which it is, or any of its assets and properties are, bound;

(f) there has not occurred any amendment or change to the Amended and Restated Certificate of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary;

(g) except as may have occurred solely as a result of bonus payments to employees of the Company or any Subsidiary paid consistent with past practice and in the ordinary course of business prior to the Agreement Date, there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or any Subsidiary to any of its directors, officers, employees or consultants (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries), any adoption or modification of any Company Employee Plans (as defined in Section 2.13(a)), any material modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any further guidance provided by the Internal Revenue Service thereto, or any new loans or advances or extension of existing loans or advances to any such Persons (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice or through a Company Employee Plan intended to be qualified under Section 401(a) of the Code which provides for loans to participants), and neither the Company nor any Subsidiary has entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons;

(h) there has not occurred the execution of any Contracts or the extension of the term of any existing Contract with any Person in the employ or service of the Company or any Subsidiary, other than “at-will” employment offer letters, that may be terminated without liability, entered into with new employees in the ordinary course of business consistent with past practices;

(i) there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company or any Subsidiary and there has not occurred any terminations, suspensions or resignations with respect to the management, supervisory or other key personnel of the Company or any Subsidiary, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices involving the Company or any Subsidiary;

(j) neither the Company nor any Subsidiary has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any Liability for borrowed money or any Liability as guarantor or surety with respect to the obligations of any other Person;

(k) neither the Company nor any Subsidiary has paid or discharged any Encumbrance or Liability which was not shown on the Company Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date;

(l) neither the Company nor any Subsidiary has cancelled or waived any material debts, obligations or liabilities owed to it;

(m) neither the Company nor any Subsidiary has made any deferral of the payment of any accounts payable in an amount in excess of $50,000, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable;

(n) neither the Company nor any Subsidiary has made any material change in the pricing of its products or services or in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers, except for any such change consistent with past practice and in the ordinary course or that is provided for by the terms of any of the Company’s Contracts with any such customers;

(o) there has been no damage, destruction or loss, whether or not covered by insurance, affecting the material assets, properties or business of the Company or any Subsidiary which has not been repaired or restored and which is reasonably expected to result in an expenditure in excess of $50,000;

(p) neither the Company nor any Subsidiary has sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property (as defined in Section 2.10(a)(v)) other than pursuant to Standard Outbound IP Agreements (as defined in Section 2.10(a)(ix)), or has acquired or licensed from any Person any Intellectual Property (as defined in Section 2.10(a)(iii)) other than pursuant to Standard Inbound IP Agreements (as defined in Section 2.10(a)(viii)) or sold, disposed of, transferred or provided a copy of any Company Source Code (as defined in Section 2.10(a)(xii)) to any Person; and

(q) there has not occurred any entry into any Contract by the Company or any Subsidiary to do any of the things described in the preceding clauses (a) through (p) (other than negotiations and agreements with Acquirer and its representatives regarding the transactions contemplated by this Agreement).

2.6. Litigation. There is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation (of which the Company or any of its Subsidiaries has received written or other official notice) pending before any Governmental Entity (a “Legal Proceeding”), or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), nor, to the knowledge of the Company, is there any reasonable basis for any such action, suit, proceeding, claim, mediation, arbitration or investigation or inquiry (whether formal or informal). There is no judgment, decree, injunction or order against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). As of the Agreement Date, neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.

2.7. Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon the Company or any Subsidiary granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal or rights of first negotiation to any Person, or materially limiting the freedom of the Company or any Subsidiary to engage or participate in any material line of business, to sell, license or otherwise distribute or manufacture any of its products or services in any market or geographic area, or to purchase or otherwise obtain any material software, components, parts, subassemblies or services, or to compete with any Person.

2.8. Compliance with Laws; Governmental Permits.

(a) Each of the Company and each Subsidiary has complied in all material respects with, is not in material violation of, and, as of the Agreement Date, has not received any written notices, or other forms of official notice, of violation with respect to, any Legal Requirement with respect to the conduct of the Business, or the ownership or operation of the Business. Neither the Company nor any of its Subsidiaries, nor any director, officer, Affiliate or employee thereof (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

(b) Each of the Company and each Subsidiary has obtained each federal, national, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company, Holdco or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), in the case of clauses (i) and (ii) above, except where the failure to obtain such Company Authorizations would not reasonably be expected to be material to the business of the Company or any of its Subsidiaries, and all such Company Authorizations are in full force and effect. As of the Agreement Date, neither the Company nor any Subsidiary has received any written notice, or other written or formal communication, from any Governmental Entity regarding (i) any violation of law or any such Company Authorization or any failure to comply with any term or requirement of any such Company Authorization or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any such Company Authorization. None of the Company Authorizations will terminate by its terms as a result of the consummation of the transactions contemplated by this Agreement.

2.9. Title to, Condition and Sufficiency of Assets.

(a) Each of the Company and each Subsidiary has good and valid title to all of their respective properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances, (ii) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) liens securing indebtedness that is reflected on the Company Balance Sheet. Notwithstanding the foregoing, the representations in this Section 2.9(a) do not apply to Company Intellectual Property, which is covered exclusively by the representations in Section 2.10. Schedule 2.9(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary. Neither the Company nor any Subsidiary currently owns any real property.

(b) The assets owned, leased or licensed by the Company and each of its Subsidiaries (i) constitute all of the material assets that are necessary to conduct, and operate the Business as presently conducted, and (ii) constitute all of the assets that are used in the Business as presently conducted.

2.10. Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all other rights in inventions and discoveries anywhere in the world whether registered or not (including rights in invention disclosures); common law and statutory rights associated with trade secrets, confidential and proprietary information, and know how; industrial designs and any registrations and applications therefor; trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items; Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses; copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto; and moral and economic rights of authors and inventors, however denominated; and any similar or equivalent rights to any of the foregoing, whether registered or not.

(ii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, embedded software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or of any Intellectual Property Rights in any form and embodied in any media.

(iii) “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.

(iv) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned by the Company, Holdco or any Subsidiary.

(v) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed to the Company, Holdco or any Subsidiary.

(vi) “Company Intellectual Property Agreements” means any Contract to which the Company, Holdco or any Subsidiary is a party or is otherwise bound and (A) pursuant to which the Company, Holdco or any Subsidiary has granted to a third party any rights with respect to any Company Intellectual Property or licensed from a third party any Third Party Intellectual Property, or (B) that otherwise governs any Company Intellectual Property.

(vii) “Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company, Holdco or any Subsidiaries.

(viii) “Standard Inbound IP Agreements” means (i) non-disclosure agreements entered into by the Company, Holdco or a Subsidiary in the ordinary course of its business, consistent with past practice (each a “Standard NDA”), granting to the Company a limited right to use a third party’s confidential information, and (ii) “shrink wrap” and similar generally available commercial licenses to software that is not redistributed with or used in the development or provision of the Company Products that have an individual acquisition cost of $25,000 or less.

(ix) “Standard Outbound IP Agreements” means (i) Standard NDAs, granting to a third party a limited right to use the Company’s confidential information, and (ii) non-exclusive object code licenses of Company Products granted by the Company or a Subsidiary in the ordinary course of its business consistent with past practice).

(x) “Third Party Intellectual Property” means any and all Intellectual Property that is owned by a third party.

(xi) “Company Products” means all products or services currently produced, marketed, licensed, sold, distributed, hosted, supported or performed by or on behalf of the Company, Holdco or any Subsidiary and all products or services currently under development by the Company, Holdco or any Subsidiary.

(xii) “Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(b) The Company and its Subsidiaries own or have the valid right or license to use and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of, all Intellectual Property used in the conduct of the Business as presently conducted. The Company Intellectual Property is sufficient for the conduct of the Business.

(c) Neither the Company nor any Subsidiary has, within the past five (5) years, transferred ownership of, or agreed to transfer ownership of, any Intellectual Property that is or was Company-Owned Intellectual Property, to any third party. To the Company’s knowledge, neither the Company nor any Subsidiary has permitted the Company’s rights in any material Intellectual Property that is or was Company-Owned Intellectual Property to enter the public domain or, with respect to any Intellectual Property Rights for which the Company or its Subsidiaries have submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

(d) The Company and its Subsidiaries own and have good and exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances). Immediately after the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable and licensable by Acquirer without restriction and without payment of any kind to any third party. The right, license and interest of the Company or a Subsidiary in and to all Third Party Intellectual Property are free and clear of all Encumbrances (other than restrictions contained in the applicable written license agreements with such Third Parties and Permitted Encumbrances).

(e) Schedule 2.10(e)(1) of the Company Disclosure Letter lists all Company Products (including services) as of the Agreement Date, provided that it is agreed that Schedule 2.10(e)(1) is not required to list Third Party Intellectual Property that is a component of a larger product or service sold by or on behalf of the Company or any Subsidiary, but which is not sold by itself as a Company or

Subsidiary product or service. Schedule 2.10(e)(2) of the Company Disclosure Letter lists, as of the Agreement Date, all Third Party Intellectual Property that is incorporated into, integrated into, or bundled with any of such Company Products (including any Third Party Intellectual Property used to provide any Company Products that are services but not including the Open Source Materials) and identifies (i) the applicable Contract under which such Third Party Intellectual Property is licensed to Company or a Subsidiary and (ii) the Company Product(s) into or with which such Third Party Intellectual Property is incorporated, integrated, or bundled.

(f) Schedule 2.10(f) of the Company Disclosure Letter lists (i) all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; (ii) all actions that are required to be taken by the Company or its Subsidiaries within 120 days of the Agreement Date with respect to any of the Company Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property; and (iii) any pending proceedings or actions before any court or tribunal anywhere in the world related to any of the Company Registered Intellectual Property (other than ordinary course pre-issuance proceedings and actions before the United States Patent and Trademark Office (“PTO”) and other similar Governmental Entities that are responsible for the issuance and registration of such Company Registered Intellectual Property), or any past proceedings that materially challenged the Company’s ownership of, the validity of, or the Company rights to enforce any Company Registered Intellectual Property.

(g) Each item of Company Registered Intellectual Property is subsisting (or in the case of applications, applied for), and, to the knowledge of the Company, is valid; all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been or will be timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein.

(h) With respect to the Company Intellectual Property Agreements:

(i) None of the Company Intellectual Property Agreements grants to any third party exclusive rights to or under any Company Intellectual Property.

(ii) None of the Company Intellectual Property Agreements (except for the Open Source Materials licenses) grants to any third party the right to sublicense any Company Intellectual Property, except (i) the right of the Company’s or any Subsidiary’s resellers to grant non-exclusive sublicenses of Company Intellectual Property to end user customers in accordance with the terms set forth in such reseller agreements and (ii) the right of certain of the Company’s or any Subsidiary’s customers to grant non-exclusive sublicenses of Company Intellectual Property to their affiliates, service providers or their own customers.

(iii) To the Company’s knowledge, as of the Agreement Date, there are no disputes regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder.

(iv) No Company Intellectual Property Agreement requires the Company or a Subsidiary to include any Third Party Intellectual Property in any Company Product or obtain any third party’s approval of any Company Product at any stage of development, licensing, distribution or sale of such Company Product.

(v) The Company or a Subsidiary have obtained valid, written licenses (sufficient for the conduct of the Business as presently conducted) to all Third Party Intellectual Property that is incorporated into, integrated or bundled by the Company or any Subsidiary with any of the Company Products (including any Third Party Intellectual Property used to provide any Company Products that are services).

(i) Neither this Agreement nor the transactions contemplated by this Agreement will, to the Company’s knowledge, result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by or licensed to Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or (iii) Acquirer or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(j) There are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company- Owned Intellectual Property by the Company or any Subsidiary.

(k) To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought, within the five (5) years preceding the Agreement Date, any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right or breach of any Company Intellectual Property Agreement.

(l) Neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any written notice or, to the knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right. Neither the Company nor any Subsidiary has received any written communication that involves an offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party.

(m) The Company and its Subsidiaries are not infringing, misappropriating or violating and have not infringed, misappropriated or violated the Intellectual Property Rights of any third party. In addition, the operation of the Business, including (i) the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process used in the Business, has not infringed, misappropriated or violated, and does not infringe, misappropriate or violate, the Intellectual Property Rights of any third party, and does not constitute unfair competition or unfair trade practices under applicable Legal Requirements of any jurisdiction.

(n) No Company-Owned Intellectual Property or Company Product (including services) is subject to any proceeding, outstanding decree, order, judgment, settlement agreement or, stipulation that restricts in any manner the use, transfer, or licensing thereof by the Company or any Subsidiary, or which may affect the validity, use or enforceability of any such Company-Owned Intellectual Property.

(o) Neither the Company nor any Subsidiary has received any opinion of counsel that any Company Product (including services) or the operation of the Business does or does not infringe, misappropriate, or violate any Intellectual Property Right of a third party or that any Intellectual Property Right of a third party is invalid or unenforceable.

(p) Each of the Company and each Subsidiary has secured from all consultants, employees and independent contractors and any other Person who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property for the Company or any Subsidiary (each, an “Author”) unencumbered and unrestricted exclusive ownership of all of each such Author’s material Intellectual Property Rights in such contribution, except where the failure to obtain such ownership would not reasonably be expected to result in any material liabilities or obligations of the Company or any Subsidiary or impair any material rights of the Company or any Subsidiary. No such Author has retained any material rights, licenses, claims or interest with respect to any Intellectual Property developed by such Author or the Company or any Subsidiary, except where the failure to obtain such ownership would not reasonably be expected to result in any material liabilities or obligations of the Company or any Subsidiary or impair any material rights of the Company or any Subsidiary.

(q) To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(r) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company or provided by any third party to the Company (“Confidential Information”). The Company’s and its Subsidiaries practice is to have all current and former employees and contractors of the Company and its Subsidiaries and any third party having access to Confidential Information to execute and to deliver to the Company a written, legally binding agreement regarding the protection of such Confidential Information and to the Company’s knowledge, all current and former employees and contractors of the Company and its Subsidiaries and all such third parties have executed and delivered to the Company such agreements. The Company has not breached in any material respect any confidentiality obligations that the Company has with its customers with respect to Confidential Information received by the Company from its customer.

(s) Schedule 2.10(s) of the Company Disclosure Letter lists all software material that is distributed as “free software,” “open source software” (as defined by the Free Software Foundation) or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD

licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) and that is incorporated into and distributed with any Company Product, and identifies for each item of Open Source Materials (i) the source from which the item was obtained, including any applicable URLs; (ii) the applicable open source license; (iii) the applicable Company Products; (iv) and whether or not the item was modified by the Company or any Subsidiary. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials.

(t) Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products; (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates obligations for the Company or such Subsidiary for any Company-Owned Intellectual Property to be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge.

(u) All Company Products (including services) sold, licensed, leased or delivered by the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, and express and implied warranties (to the extent not subject to legally effective express exclusions thereof). Neither the Company nor any Subsidiary has any Liability for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(v) Neither the Company, any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any third party, agreed or obligated itself to disclose, deliver or license to any third party, or permitted the disclosure or delivery to any escrow agent or other third party of, any Company Source Code (except for the Open Source Materials), other than consultants and contractors performing services for the Company or a Subsidiary with a need to access such Company Source Code and subject to a written obligation to maintain the confidentiality thereof.

(w) To the Company’s knowledge, no event has occurred that (with or without notice or lapse of time, or both) would reasonably be expected to result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any third party of any Company Source Code (except for the Open Source Materials), other than to consultants and contractors performing services for the Company or a Subsidiary with a need to access such Company Source Code and subject to a written obligation to maintain the confidentiality thereof. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in release from escrow or other delivery to a third party of any Company Source Code.

(x) Neither the Company nor any Subsidiary has a present obligation (and to the Company’s knowledge there is no substantial basis to expect that there will be a future obligation) to grant or offer to any third party any license or right to any Company-Owned Intellectual Property by virtue of Company’s or any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar organization.

(y) The Company and each Subsidiary have complied with all applicable Legal Requirements and their respective internal privacy policies relating to (i) the privacy of users of the Company Products (including services) and all Internet websites owned, maintained or operated by Company, Holdco or any Subsidiary (the “Company Websites”) and (ii) the use, collection, storage, disclosure and transfer of any personally identifiable information of consumers collected by or provided to the Company or any Subsidiary or by third parties having authorized access to the records, databases and Company Websites of the Company or any of its Subsidiaries. Each of the Company Websites, the Company Products and all other materials distributed or marketed by the Company or any of its Subsidiaries have at all times and in all material respects made all disclosures to consumers required by applicable Legal Requirements in effect as of the applicable dates, and none of such disclosures made or contained in any Company Website, any Company Product or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable Legal Requirement. The Company and its Subsidiaries’ privacy practices conform, and at all times have conformed, in all material respects to their respective privacy policies. No claims are currently asserted or have been asserted within the three (3) year period prior to the Agreement Date, or, to the knowledge of the Company and its Subsidiaries, threatened against the Company or any of its Subsidiaries by any Person or entity alleging a violation of such Person’s or entity’s privacy, personal or confidentiality rights under the privacy policies of the Company or its Subsidiaries. With respect to all consumer personally identifiable information described in this Section 2.10(y), the Company and its Subsidiaries have at all times taken commercially reasonable steps, dependent on the level of sensitivity of such information, to protect it against loss and against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of the Company or any of its Subsidiaries, there has been no unauthorized access to or other misuse of such information that triggered an obligation to notify data subjects under any applicable Legal Requirement. The execution, delivery and performance of this Agreement, will comply with all applicable Legal Requirements relating to privacy and with the Company’s and each Subsidiary’s privacy policies. As of the Agreement Date, neither the Company nor any Subsidiary has received a complaint regarding the Company’s collection, use or disclosure of personally identifiable information.

(z) Neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to Confidential Information, including personally identifiable information in the Company’s or any Subsidiary’s possession, custody or control that triggered an obligation to notify data subjects under applicable Legal Requirements.

(aa) Schedule 2.10(aa) of the Company Disclosure Letter contains a complete list of all third party software development tools used by the Company or any of its Subsidiaries in the Business (the “Third Party Development Tools”), excluding Standard Inbound IP Agreements. The Company or any Subsidiary has sufficient right, title and interest in and to the Third Party Development Tools for the conduct of the Business.

(bb) To the Company’s knowledge, none of the Company Products: (i) contains hidden files, viruses, time bombs, Trojan horses, or other malicious code or files designed to interrupt, destroy, or limit the functionality of any computer software or hardware, (ii) contains back doors, trap doors or other similar code designed to allow access into any computer software or hardware without going through normal built-in security checks and logs, or (iii) contains or are susceptible to any vulnerability described by the United States Computer Emergency Response Team and Symantec Bugtraq.

(cc) Schedule 2.10(cc) of the Company Disclosure Letter sets forth a list of certain employees of the Offshore Development Center who have assisted the Company in the development of Company-Owned Intellectual Property currently used in the Business and whose development activities have been performed outside of the United States, including (i) the name and title of the Person located outside of the United States who developed or contributed to the development of such Company-Owned Intellectual Property, (ii) the jurisdiction outside of the United States where such Person who developed or contributed to the development of such Company-Owned Intellectual Property was located at the time such Person developed or contributed to the development of such Company-Owned Intellectual Property, (iii) the functional area to which such development work relates and (iv) a brief description of the development tasks performed.

2.11. Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” shall mean any federal, national, foreign, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or, with respect to exposure to Hazardous Materials, the safety of employees, workers or other persons, including the public.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

(iii) “Property” shall mean all real property leased or owned by the Company or any Subsidiary either currently or in the past.

(iv) “Facilities” shall mean all buildings and improvements on the Property.

(b)(i) All Hazardous Materials used or generated by the Company or any Subsidiary have been disposed of in accordance in all material respects with all applicable Environmental and Safety Laws; (ii) neither the Company nor any Subsidiary has received any written notice of any pending or unresolved noncompliance of the Facilities or its past or present operations with applicable Environmental and Safety Laws; (iii) no Legal Proceedings are pending or, to the Company’s knowledge, threatened relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company or any Subsidiary; (iv) neither the Company nor any Subsidiary is a potentially responsible party under the United States federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date; (v) to the Company’s knowledge, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property that would reasonably be expected to result in any material liabilities or obligations of the Company or any Subsidiary to investigate or remediate, to the extent required under applicable Environmental and Safety Laws, the presence of such Hazardous Materials; and (vi) the Company’s and each Subsidiary’s uses of, and activities at, the Facilities have at all times materially complied with all Environmental and Safety Laws.

2.12. Taxes.

(a) The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and, except to the extent that a reserve for Taxes has been established on the Company Balance Sheet, have timely paid all Taxes whether or not shown on any Tax Return. Except to the extent that a reserve for Taxes has been established on the Company Balance Sheet, all Tax Returns were complete and accurate in all material respects and have been prepared in substantial compliance with applicable Legal Requirements. The Company has delivered to Acquirer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries.

(b) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date (excluding any amount thereof that reflects timing differences between the recognition of income for purposes of GAAP and for Tax purposes). Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date or for which the Company has made adequate reserves in accordance with GAAP. The Company has no Liability for unpaid Taxes for any period (or portions of any period) prior to, or through the Closing Date that are not included in the calculation of Company Net Working Capital.

(c) There is (i) no claim for Taxes being asserted against the Company or any Subsidiary that has resulted in a lien against the property of the Company or any Subsidiary other than liens for Taxes not yet due and payable, (ii) to the knowledge of the Company, no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.

(d) Neither the Company nor any Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions or events which occurred, or accounting methods employed, prior to the Merger.

(e) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any Liability or potential Liability to another party under any such agreement.

(f) The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(g) Neither the Company nor any Subsidiary has participated in, nor are any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(h) Neither the Company nor any Subsidiary or any predecessor of the Company or any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(i) Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(j) The Company for itself and for each Subsidiary has disclosed in Schedule 2.12(j) of the Company Disclosure Letter the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations.

(k) Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(l) Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m) The Company has provided to Acquirer all analyses, whether formal or informal, (i) prepared by the Company and shared with its accountants or (ii) on behalf of the Company by its accountants in respect of the application of Section 382 of the Code to the net operating loss carryforwards of the Company.

(n) Each of the Company and each Subsidiary has in its possession official foreign government receipts for any material Taxes paid by it to any foreign Tax Authorities for which receipts are ordinarily provided.

(o) The Company for itself and for its Subsidiaries has provided to the Acquirer all material documentation relating to any applicable Tax holidays or incentives. The Company and its Subsidiaries are in material compliance with the requirements for any applicable Tax holidays or incentives.

(p) Neither the Company nor any Subsidiary is nor have any of them ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(q) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(r) Each of the Company and each Subsidiary has complied (and until the Closing will comply) with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper Governmental Entity (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under applicable Legal Requirements, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(s) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate (as defined below) to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.12(s) of the Company Disclosure Letter lists each Person (whether U.S. or foreign) who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No stock of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G and the regulations promulgated thereunder), such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.

(t) Schedule 2.12(t) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party. Each such nonqualified deferred compensation plan to which the Company or its Subsidiaries is a party complies with the requirements of Section 409A(a) of the Code and the Regulations thereunder by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(u) The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted and no such Company Options have been materially modified since their date of grant within the meaning of Section 409A of the Code and the regulations thereunder, and neither the Company nor the Acquirer has incurred or will incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Company Options.

(v) The Company has delivered to Acquirer correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service Center with respect to any property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.

(w) The Restructuring will not result in any Taxes to any Person.

(x) No matter disclosed by the Company under Schedule 2.01(a), Schedule 2.8(a), Schedule 2.8(b)(i) or Schedule 2.12 of the Company Disclosure Letter, including any deferred income reported for Tax purposes after the Closing covered by the matters disclosed under Schedule 2.12(k) of the Company Disclosure Letter, or the matter concerning the Inland Revenue Authority of Singapore disclosed under Schedule 2.4(a) and Schedule 2.8(b)(ii) of the Company Disclosure Letter, will result in (i) any liability which exceeds the amount of current liabilities taken into account for such matter as of the Closing for purposes of the calculation of the “Company Net Working Capital” as such term is defined herein, or (ii) any liability for such matter if not included in the calculation of the “Company Net Working Capital” as such term is defined herein.

2.13. Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company, Holdco or its Subsidiaries and any trade or business (whether or not incorporated) which is treated as a single employer with the Company or Holdco (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee (other than any loan under a Company Employee Plan intended to be qualified under Section 401(a) of the Code), (iii) other than the Company Option Plan, all stock option, restricted stock unit, equity incentive, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, training, tuition assistance, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any of its Subsidiaries of greater than $1,000 remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or such Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”). Correct and complete copies of all material documentation relating to the Company Employee Plans for which the Company may have liability thereunder have been provided to Acquirer prior to the Agreement Date.

(b) The Company has furnished to Acquirer’s counsel a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) currently in place and has, with respect to each Company Employee Plan which is subject to ERISA’s reporting requirements, provided to Acquirer’s counsel true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a prototype plan or volume submitter plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer (collectively, a “Favorable Determination Letter”). The Company has also provided to Acquirer a true, correct and complete copy of the most recent Favorable Determination Letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has also provided to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan, to which such requirements apply. Neither the Company nor any Subsidiary sponsors or maintains any self-funded Company Employee Plan, including any plan that includes stop-loss coverage.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan to which such rules apply. Each Company Employee Plan has been administered in accordance with its terms and in material compliance with the requirements prescribed by applicable statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. During the preceding three (3) Plan years, all contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Company Balance Sheet Date as a result of the operations of Company and its Subsidiaries after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, its Subsidiaries and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim (except for routine claims for benefits) has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(d) With respect to each Company Employee Plan, each of the Company and each United States Subsidiary has materially complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefits plans.

(f) Neither the Company nor current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(g) Neither the Company nor ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(h) Each Company Employee Plan sponsored, maintained or contributed to under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 2.13(h) of the Company Disclosure Letter. Each Foreign Plan is in material compliance with the provisions of the Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, and such Foreign Plan has been administered in all material respects at all times in accordance with its terms and in material compliance with applicable Legal Requirements. There are no pending investigations by any governmental body involving any Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, and the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any Liability with respect to such Foreign Plan, and except as required by applicable Legal Requirements, no condition exists that would prevent the Company from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company balance sheet and any normal and reasonable expenses typically incurred in a termination event). No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

(i) Schedule 2.13(i) of the Company Disclosure Letter lists as of the Agreement Date each employee of the Company or any Subsidiary who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the basis of such disability or leave and the anticipated date of return to full service.

(j) Each of the Company and its Subsidiaries is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. Each of the Company and its Subsidiaries has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Each of the Company and its Subsidiaries has maintained adequate up-to-date records regarding the service of its employees and has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There is no litigation or controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees or any trade union or other organization formed for a similar purpose or any other employee representative(s), which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or governmental investigation.

(k) Schedule 2.13(k) of the Company Disclosure Letter sets forth a true, correct and complete list as of the Agreement Date of all severance Contracts and employment Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that is currently in effect or under which the Company has Liabilities. Neither the Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.13(k) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries. Neither the Company, any Subsidiary of the Company, nor to the knowledge of the Company any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened. No employee of the Company or any Subsidiary has been dismissed in the last 12-month period.

(l) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. As of the Agreement Date, no employee of the Company or any of its Subsidiaries has given notice to the Company or such Subsidiary or is under a notice of dismissal, nor does the Company or such Subsidiary otherwise have knowledge, that any such employee intends to terminate his or her employment with the Company or such Subsidiary. The employment of the employees of the Company or any of its Subsidiaries is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any of its Subsidiaries has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, neither the Company nor any of its Subsidiaries has (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or such Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or such Subsidiary of any terms or conditions of employment with Acquirer following the Closing Date.

(m) The Company has delivered to Acquirer a true, correct and complete list, as of the Agreement Date, of the names, positions and rates of compensation of all officers, directors, and employees of the Company and each of its Subsidiaries, showing each such Person’s name, position, annual base salary, target bonus and target commissions, status as exempt/non-exempt, for the current fiscal year.

(n) The Company has provided to Acquirer a true, correct and complete list, as of the Agreement Date, of all of its and its Subsidiaries’ consultants, advisory board members and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

(o) The Company has provided to Acquirer’s counsel true, correct and complete copies of each of the following, currently in use: all forms of offer letters; all forms of employment agreements and severance agreements; all forms of services agreements and agreements with current consultants and/or advisory board members; all forms of confidentiality, non-competition or inventions agreements between current employees/consultants and the Company and its Subsidiaries (and a true, correct and complete list of employees, consultants and/or others not subject thereto); the most current management organization chart(s); all agreements and/or insurance binders, which insurance binders shall provide a complete and correct summary of the underlying insurance policies, providing for the indemnification of any officers or directors of the Company and its Subsidiaries; a summary of Liability for termination payments to current and former directors, officers and employees of the Company and its Subsidiaries; and a schedule of bonus commitments made to employees of the Company and its Subsidiaries.

(p) There are no performance improvement or disciplinary actions contemplated or pending against any of the Company’s or any Subsidiary’s current employees.

(q) The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the Agreement Date.

(r) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.

2.14. Interested Party Transactions. None of the officers and directors of the Company or any Subsidiary nor, to the knowledge of the Company, any stockholder owning a beneficial interest of more than 1% of the issued and outstanding capital stock of the Company, has any direct or indirect ownership or other financial interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). None of said officers or directors, nor, to the knowledge of the Company, any of such stockholders, is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties may be bound or affected, except for employment offer letters or contracts providing for the payment of normal compensation for services to any such Person as an officer, director or employee of the Company or any of its Subsidiaries. To the knowledge of the Company, none of said officers, directors or stockholders has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of stockholders under applicable Legal Requirements.

2.15. Insurance. As of the Agreement Date, the Company and its Subsidiaries maintain the policies of insurance set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy, the type of policy, the coverage amount and any applicable deductible as well all material claims made under such policies during the last three fiscal years. As of the Agreement Date, there is no claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies by written notice to the Company or any of its Subsidiaries. All premiums due and payable under all such policies have been timely paid and the Company and each Subsidiary is otherwise in compliance in all material respects with the terms of such policies and bonds. As of the Agreement Date, all such policies remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16. Books and Records. The Company has delivered or made available to Acquirer or its legal counsel the minute books of the Company and its Subsidiaries. The minute books of Company and its Subsidiaries provided to Acquirer contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent of Company and its Subsidiaries that have occurred since inception, except for any failure to be so complete that would not be material to the Company. All actions that require approval of the board of directors and/or committees thereof or stockholders of Company and its Subsidiaries have been duly approved, as necessary, by the boards of directors and/or committees thereof and stockholders of Company and its Subsidiaries in accordance with the DGCL and other applicable corporate law.

2.17. Material Contracts.

(a) Except for this Agreement and the Contracts specifically identified in Schedule 2.17 of the Company Disclosure Letter (with each of such Contracts specifically identified under subsection(s) of such Schedule 2.17 that correspond to the Subsection or Subsections of this Section 2.17(a) applicable to such Contract), neither the Company nor any Subsidiary is, as of the Agreement Date, a party to or bound by any of the following Contracts (each a “Material Contract”):

(i) any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract pursuant to which any Person has a right to market, resell or distribute any Company Products (each a “Reseller Agreement”);

(ii) any continuing Contract for the purchase or inbound licensing of software (except for Open Source Materials) and Intellectual Property by the Company, other than Standard Inbound IP Agreements and Contracts listed in Schedule 2.17(a)(ix) of the Company Disclosure Letter;

(iii) any mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging, forward, swap or other derivative arrangement, or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(iv) any Contract providing for capital expenditures in excess of $50,000 in the aggregate;

(v) any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;

(vi) any Contract pursuant to which the Company or any of its Subsidiaries guarantees the obligations of any third party or assumes the indemnification Liabilities of any third party;

(vii) other than Standard Outbound IP Agreements, all licenses, sublicenses and other Contracts as to which the Company or any of its Subsidiaries is a party and pursuant to which any Person is granted any rights to Company Intellectual Property or pursuant to which the Company or any of its Subsidiaries has agreed to any restriction on the right of the Company or any of its Subsidiaries to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company or any of its Subsidiaries agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property, other than Contracts listed in Schedule 2.7 of the Company Disclosure Letter;

(viii) other than Standard Inbound IP Agreements, all licenses, sublicenses and other Contracts to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries acquired or is authorized to use any rights to Third Party Intellectual Property that is incorporated into, integrated into, or bundled with any of the Company Products;

(ix) any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary, other than (i) employee invention assignment agreements and (ii) consulting agreements with Authors that do not materially diverge from Company’s standard form of agreement, copies of which have been provided to Acquirer’s counsel;

(x) any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;

(xi) (A) any joint venture Contract, (B) other than Reseller Agreements, any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $25,000 per annum;

(xii) Any Contract providing for any warranty with respect to Company Products, other than standard warranties of the Company or any Subsidiary included in the packaging of Company Products and warranties granted under Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(viii) of the Company Disclosure Letter;

(xiii) any Contract under which the Company or any Subsidiary provides any advice or services (including consulting, professional services, software implementation, deployment or development services, maintenance services or support services) to any third party, other than advice or services for Company Products in the ordinary course of business;

(xiv) any Contract with any investment banker, broker, advisor (other than engagement letters with legal counsel or accountants) or similar party retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or material assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;

(xvi) any Contract with any Governmental Entity, government prime contractor or higher-tier government subcontractor (each a “Government Contract”);

(xvii) any confidentiality, secrecy or non-disclosure Contract, other than any such Contract entered into by the Company or a Subsidiary in the ordinary course of business;

(xviii) any settlement agreement;

(xix) any Contract with any labor union or any collective bargaining agreement or similar agreement with its employees;

(xx) any Contract with any Person with whom the Company or any Subsidiary does not deal at arm’s length;

(xxi) any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company or any of its Subsidiaries that is not immediately terminable by the Company or any of its Subsidiaries without cost or Liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement (other than payments made pursuant to the Merger as consideration for shares of the Company Capital Stock held by such Person prior to the Effective Time);

(xxii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedules 2.2(b)-1, 2.2(b)-2 and 2.2(b)-3 of the Company Disclosure Letter or Company Options disclosed on Schedule 2.2(b)(ii)-1 of the Company Disclosure Letter;

(xxiii) any Contract with any employment agency, recruiter, “headhunter” or similar party with respect to the hiring or retention of any employee, consultant or contractor; or

(xxiv) any other Contract or obligation not listed in clauses (i) through (xxiii) that requires annual expenditures by the Company or any Subsidiary in excess of $1,000,000 and which is not cancellable without penalty within ninety (90) days.

(b) All Material Contracts are in written form. The Company and each of its Subsidiaries, as applicable, has performed in all material respects all of the obligations required to be performed by it, and is not alleged in writing to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default, and no event has occurred, with respect to the Company or any of its Subsidiaries or, to the Company’s knowledge, with respect to any other contracting party, which, with the giving of notice or the lapse of time, would reasonably be expected to become a default or event of default under any Material Contract. No event has occurred, with respect to the Company or any of its Subsidiaries, which, with the giving of notice or the lapse of time, would reasonably be expected to give any third party (i) the right to declare a default or exercise any remedy under any Material Contract or (ii) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract. As of the Agreement Date, neither the Company nor any of its Subsidiaries have received any written notice regarding any actual or possible violation or breach of, default under, or intention to cancel or modify, any Material Contract. Neither the Company nor any of its Subsidiaries have any Liability for renegotiation of government Contracts. Correct and complete copies of all Material Contracts (including all amendments thereto) as of the Agreement Date have been made available to Acquirer prior to the Agreement Date.

2.18. Government Contracts.

(a) Schedule 2.18(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true and complete list of all facility security clearances held by the Company or any of its Subsidiaries and all personnel security clearances held by any officer, director (related to any Company Government Contracts), or employee of the Company or any of its Subsidiaries.

(b) To the extent that a security classification precludes disclosure of information in an unclassified schedule, the classified information shall be provided in a classified annex to the appropriate schedule, which annex shall be reviewed only by representatives of Acquirer who have the required security clearance. The representations and warranties in this Section 2.18 shall apply to the items listed in each such annex.

(c) The clearances set forth on Schedule 2.18(a) of the Company Disclosure Letter are all of the facility and personnel security clearances reasonably necessary to conduct the business of the Company as presently conducted. To the knowledge of the Company, (i) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable national security obligations, including without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), as amended, and as of the Agreement Date there are no facts or circumstances that would reasonably be expected to result in the suspension or termination of such clearances or that would reasonably be expected to render the Company or any of its Subsidiaries ineligible for such security clearances in the future; and (ii) the Company and each of its Subsidiaries are in compliance in all material respects with all security measures required by Government Contracts or any applicable Legal Requirements.

(d) Except as set forth in Schedule 2.18(d), to the knowledge of the Company, during the ten (10) years prior to the Agreement Date, with respect to each Government Contract or Government Contract Proposal to which the Company or any of its Subsidiaries is a party on the Agreement Date: (i) the Company and its Subsidiaries have complied with applicable Legal Requirements, including without limitation, requirements regarding and related to “organizational conflicts of interest” as defined in Federal Acquisition Regulation (“FAR”) Subpart 9.5 and agency supplements to the FAR, and restrictions on contingent payments under 10 U.S.C. 2306(b) and 41 U.S.C. 254(a) and as implemented in the FAR at Subpart 3.4, except in each case where any such failure to comply would not reasonably be expected to result, individually or in the aggregate, in any material Liability of the Company or any Subsidiary; (ii) the representations, certifications and warranties made by the Company and its Subsidiaries with respect to such Government Contracts and Government Contract Proposals were accurate as of their effective dates, and the Company and its Subsidiaries have complied with all such certifications; (iii) the Company and its Subsidiaries have complied in with all Legal Requirements applicable to each such Government Contract or Government Contract Proposal, including, as applicable, the Truth in Negotiations Act of 1962, as amended, the Service Contract Act, as amended, the Office of Federal Procurement Policy Act, as amended, the Close the Contractor Fraud Loophole Act, the Trade Agreements Act, the Buy American Act, the FAR and any applicable agency supplement thereto, the Cost Accounting Standards, and any other applicable Legal Requirement, procurement law or regulation or other laws, except in each case where any such failure to comply would not reasonably be expected to result, individually or in the aggregate, in any material Liability of the Company or any Subsidiary; (iv) no reasonable basis exists to give rise to a claim for fraud in connection with any Government Contract or Government Contract Proposal under the United States civil or criminal False Claims Acts, the United States Procurement Integrity Act, or other laws adopted by any other Governmental Entity, as applicable; (v) no money due to the Company or any of its Subsidiaries pertaining to any such Government Contract has been withheld or set off other than in accordance with the withholding provisions of any such Government Contract; and (vi) neither the Company nor any of its Subsidiaries has received an adverse or negative government past performance evaluation or rating for the past three (3) years that would reasonably be expected to adversely affect the evaluation by the Governmental Entity or other potential customer of any Government Contract Proposal.

(e) Except as set forth in Schedule 2.18(e) of the Company Disclosure Letter, within the six (6) years prior to the Agreement Date: (i) to the knowledge of the Company, neither the Company, nor any of its Subsidiaries, nor any of their respective officers, employees, or Company Representatives (as defined below) has been under any administrative, civil or criminal investigation or indictment by any Governmental Entity with respect to the conduct of the business of the Company; (ii) to the Company’s knowledge, neither the Company nor any of its Subsidiaries, nor any of their respective officers, employees or Company Representative (all with respect to the business of the Company) has undergone or is currently undergoing any internal or external audit, review, inspection, investigation, survey, or examination of records relating to any Government Contracts, other than in the ordinary course of business; (iii) no Government Contract related audit of the Company has resulted in costs being formally challenged by any Governmental Entity or auditor in a material amount; (iv) to the knowledge of the Company, there has not been any audit or investigation of the Company, or any of its officers, employees, or Company Representatives that resulted in any adverse finding with respect to any alleged unlawful conduct, misstatement or omission arising under or relating to any Government Contract or Government Contract Proposal and no such audit or investigation is currently ongoing; (v) to the knowledge of the Company, the Company and each of its Subsidiaries, and all timekeepers have complied with all timekeeping/time recordation requirements of the applicable Government Contracts, except in each case where any such failure to comply would not reasonably be expected to result, individually or in the aggregate, in any material Liability of the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries has any knowledge of any facts or circumstances that would reasonably be expected to result in an investigation by the U.S. government based upon the failure by the Company or any of its Subsidiaries or timekeepers to comply with such applicable timekeeping/time recordation requirements; and (vi) neither the Company nor any of its Subsidiaries has received written notice or otherwise become aware of, or undergone any investigation or review relating to any noncompliance, misconduct, violation or breach regarding any Government Contract, other than in the ordinary course of business.

(f) With respect to each Government Contract or Government Contract Proposal to which the Company or any of its Subsidiaries is a party on the Agreement Date, to the knowledge of the Company, the Company has not been notified in writing of any actual or alleged violation, or breach of any Government Contract-related statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification, committed by the Company, any of its Subsidiaries, or any of their respective directors, officers or employees in their capacities as such, that would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries.

(g) To the knowledge of the Company, (i) as of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written show cause, cure, deficiency, default, termination for convenience, or similar notice relating to any Government Contract; (ii) no termination for default, cure notice or show cause notice has been issued or, to the knowledge of the Company, threatened, in writing, and remains unresolved with respect to any Government Contract, except in each case where it would not reasonably be expected to result, individually or in the aggregate, in any material Liability of the Company or any Subsidiary; (iii) no event, condition, or omission has occurred or currently exists that would constitute grounds for such action; and (iv) all invoices and claims submitted under each Government Contract were accurate, and complete and complied with all certification requirements applicable to such invoice or claim, as of their submission date, except in each case where it would not reasonably be expected to result, individually or in the aggregate, in any material Liability of the Company or any Subsidiary.

(h) To the knowledge of the Company, neither the Company, any of its Subsidiaries, nor any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is debarred or suspended, or, since four (4) years prior to the Agreement Date, has been proposed for suspension or debarment from bidding on any Government Contract, declared nonresponsible or ineligible, or otherwise excluded from participation in the award of any Government Contract or for any reason been listed on the List of Parties Excluded from Federal Procurement and Non-procurement Programs. The Company is not aware of any circumstances that would likely become a basis for suspension or debarment of the Company, or any of its officers, employees, Subsidiaries or, to the knowledge of the Company, Company Representatives from bidding on contracts or subcontracts for or with any Governmental Entity.

(i) As of the Agreement Date, the Company has no credible evidence of significant overpayment(s) on any of its Government Contracts other than overpayments resulting from contract financing payments as defined in FAR 32.001.

(j) To the knowledge of the Company, as of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice of any outstanding claims or contract disputes, relating to the Government Contracts, to which the Company or any of its Subsidiaries is a party.

(k) To the knowledge of the Company, all software delivered under a Government Contract has, been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Government Contract terms or the terms of such Government Contract, if any, have been provided. To the knowledge of the Company, (i) all “commercial computer software” (as defined in 2.101 of the Federal Acquisition Regulations) provided to a Governmental Entity has been developed at private expense and (ii) products delivered to the Governmental Entity in connection with a Government Contract are limited to “commercial items” (as defined in 2.101 of the Federal Acquisition Regulations).

(l) With respect to any GSA Federal Supply or Multiple Award Schedule Contract (“Schedule Contract”) held by the Company, (i) all pricing and sales practices disclosure information supplied or submitted to the GSA was “current, accurate and complete” as required by the terms of the solicitation and as defined in regulation and applicable case law; (ii) the Company has not charged GSA Schedule Contract ordering agencies prices in excess of the approved GSA Schedule Contract price and has maintained compliance with the Price Reductions Clause included in its GSA Schedule Contract(s); (iii) when performing services engagements on GSA Schedule Contract orders, the Company has performed those services only with employees that met the applicable minimum requirements established in the Schedule Contract for the labor category under which the employees were billed; (iv) the Company has not sold items (products or services) that were not formally approved by the GSA Schedule Contract contracting officer to GSA Schedule Contract ordering agencies, except with express written notice; (v) all products delivered under any GSA Schedule Contract were U.S. Made End Products or Designated Country End Products under the Trade Agreements Act of 1979; and (vi) the Company has timely reported and paid all required administrative fees for its sales under GSA Schedule Contract(s).

2.19. Transaction Fees. Neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

2.20. Export Control Laws. The Company and each Subsidiary has conducted its export transactions in accordance in all respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:

(a) the Company and each Subsidiary has obtained all material export licenses and other approvals required for its exports of products, software and technologies, since January 1, 2009, from the United States;

(b) the Company and each Subsidiary is in material compliance with the terms of all applicable export licenses or other approvals;

(c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such export licenses or other approvals; and

(d) no consents or approvals for the transfer of export licenses to Acquirer are required, except for such consents and approvals that can be obtained without material cost.

2.21. Customers and Suppliers.

(a) Schedule 2.21(a) of the Company Disclosure Letter sets forth a complete and accurate list of the names of the Company’s and its Subsidiaries’ twenty five (25) largest customers (determined in accordance with the gross revenue received by the Company and its Subsidiaries) (each, a “Significant Customer”) for the fiscal year ended February 28, 2011. As of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from or otherwise been informed by any Significant Customer of any intention or threat to terminate or materially reduce purchases from the Company or any of its Subsidiaries (other than ordinary course seasonal fluctuations in customer demand consistent with past practice). Neither the Company nor any Subsidiary has any outstanding material disputes concerning its products and/or services with any Significant Customer. The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any material amount of revenue by the Company. Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that any failure of any representation or warranty made by the Company in this Section 2.21(a) to be true and correct shall not be deemed to be (i) a failure of the condition to the obligations of Acquirer to consummate the transactions contemplated by this Agreement pursuant to Section 6.3(a) or (ii) a material breach by the Company or Holdco of any representation or warranty contained in this Agreement for purposes of Acquirer’s right to terminate this Agreement under clause (i) of Section 7.1(a)(iv); provided, however, that the parties hereto acknowledge and agree that the foregoing limitation shall not be deemed to limit or impair any rights of indemnification pursuant to Article 8 with respect to any such failure of such representation or warranty to be true and correct and Acquirer shall be entitled to seek indemnification for any such failure under and subject to the terms of Article 8.

(b) Schedule 2.21(b) of the Company Disclosure Letter sets forth a complete and accurate list of the names of the Company’s and its Subsidiaries’ ten (10) largest suppliers (each, a “Significant Supplier”) for the fiscal year ended February 28, 2011. As of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from or otherwise been informed by any Significant Supplier that such Significant Supplier will not continue as a supplier of the Company or that such Significant Supplier intends to terminate or materially reduce supplies to the Company or any of its Subsidiaries.

2.22. Accounts Receivable. The accounts receivable as reflected on the Company Balance Sheet and as will be reflected in the Company Net Working Capital Certificate (i) arose in the ordinary course of business, consistent with past practices, and represented or shall represent bona fide claims against debtors for sales and other charges, and (ii) have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet, or in the Company Net Working Capital Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s and its Subsidiaries’ past practices. The accounts receivable of the Company and its Subsidiaries arising after the Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practices, represented or shall represent bona fide claims against debtors for sales and other charges, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the Company’s and its Subsidiaries’ past practices. None of the accounts receivable of the Company and its Subsidiaries is subject to any claim of offset, recoupment, setoff or counter-claim. No material amount of accounts receivable is contingent upon the performance by the Company or any Subsidiary of any obligation or Contract other than normal warranty repair and replacement. No Person has any lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Schedule 2.22 of the Company Disclosure Letter sets forth an aging of the Company’s and its Subsidiaries’ accounts receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.22 of the Company

Disclosure Letter sets forth such amounts of accounts receivable of the Company and its Subsidiaries which are subject to asserted warranty claims by customers and list of such asserted warranty claims made within the last year, including the type and amounts of such claims. The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those product returns that would not result in a reversal of any revenue of the Company.

2.23. Holdco; the Restructuring.

(a) Holdco has been formed solely for the purpose of consummating the Restructuring in connection with the consummation of the transactions contemplated by this Agreement. Holdco does not own or hold, nor has Holdco ever owned or held, any assets and the only assets that will be held by Holdco as of immediately prior to the Effective Time shall be the outstanding shares of capital stock of the Company. Holdco does not have, and has never had, any Liabilities. Holdco does not carry on, and has never carried on, any business activities other than the consummation of the Restructuring, the Merger and the transactions contemplated by this Agreement.

(b) After the consummation of the Restructuring and as of immediately prior to the Effective Time, Holdco will own, of record and beneficially, one hundred percent (100%) of the issued and outstanding shares of capital stock and other securities, equity interests, membership units or other ownership interests of the Company, free and clear of all Encumbrances, other than Permitted Encumbrances. Upon the consummation of the Restructuring and as of immediately prior to the Effective Time, (i) no Person other than Holdco will, either directly or indirectly, own any equity or similar ownership interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar ownership interest in, the Company, and (ii) there will be no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of the Company, or otherwise obligating the Company to issue, transfer or purchase any such securities.

(c) Upon the consummation of the Restructuring and at all times thereafter until the Effective Time, the authorized capital stock of Holdco shall consist solely of (i) 57,715,505 shares of Holdco Common Stock, and (ii) 14,583,346 shares of Holdco Preferred Stock, of which 10,560,357 will be designated as Holdco Series A Stock and 4,022,989 shares will be designated as Holdco Series B Stock. The number, class and series of issued and outstanding shares of Holdco Capital Stock held by each Holdco Stockholder after the consummation of the Restructuring will be the same as the number of issued and outstanding shares of Company Capital Stock held by such Holdco Stockholder as of immediately prior to the consummation of the Restructuring. Upon the consummation of the Restructuring, all issued and outstanding shares of Holdco Capital Stock will have been duly authorized and validly issued, fully paid and nonassessable, will not be subject to any right of rescission or “put” right, right of first refusal, preemptive right or “call” right, and will have been offered, issued, sold and delivered by Holdco in exchange for shares of Holdco Capital Stock in material compliance with all applicable Legal Requirements and all requirements set forth in applicable Contracts. Upon the consummation of the Restructuring and at all times thereafter until the Effective Time, all of the representations and warranties of the Company in this Article 2 will be deemed to be made by Holdco as of the date of the consummation of the Restructuring and as of the Closing Date in the same manner as made by the Company with the representations and warranties set forth in this Agreement being read such that all references to the “Company” shall also include be deemed to include “Holdco.”

2.24. Representations Complete. To the Company’s knowledge, none of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, when such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.25. No Other Representations or Warranties. Except for the representations and warranties of the Company and Holdco expressly set forth in this Article 2 and the factual statements set forth in the Company Disclosure Letter and certificates delivered by the Company or Holdco under this Agreement, the Company does not make any representations or warranties of any kind or nature, express or implied. Acquirer agrees that Acquirer has not relied upon, and none of the Effective Time Holders shall have any liability with respect to, any information concerning the Company, Holdco or their Subsidiaries not expressly represented and warranted to in this Article 2, or set forth in the Company Disclosure Letter and certificates delivered by the Company or Holdco under this Agreement, including any information provided at any management presentation, or communicated by or made available through the data room process, and that none of the Effective Time Holders shall have any liability with respect to any financial projection or forecast relating to the Company or any Subsidiary.

ARTICLE 3.

Representations and Warranties of Acquirer

Subject to the disclosures set forth in the disclosure letter of the Acquirer delivered to Acquirer concurrently with the parties’ execution of this Agreement (the “Acquirer Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 3 to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures), and each of which disclosures shall also be deemed to be representations and warranties made by Acquirer to the Company under this Article 3 solely to the extent the Acquirer Disclosure Letter expressly states that a factual statement contained therein constitutes a representation and warranty), Acquirer hereby represents and warrants to the Company, as of the Agreement Date and as of the Closing Date, as follows:

3.1. Organization and Standing. Each of Acquirer and Sub I is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub II is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub I is a wholly-owned subsidiary of Acquirer. Sub II is a wholly-owned limited liability company subsidiary of Acquirer and is disregarded as an entity separate from its owner for U.S. federal income Tax purposes. Each of Acquirer and each of the Merger Subs have the corporate power to own its properties and to conduct its business as now being conducted. Acquirer’s Restated Certificate of Incorporation that was filed as Exhibit 3.1 to Acquirer’s Annual Report on Form 10-K for the year ended December 31, 2007 and Acquirer’s Amended and Restated Bylaws that were filed as Exhibit 3.01 on Form 8-K filed by Acquirer on March 22, 1011 are complete and correct copies of Acquirer’s certificate of incorporation and bylaws as currently in effect on the Agreement Date, and there are no other amendments thereto or certificates of designations that have been filed that are currently in effect. Acquirer is not in violation of its Restated Certificate of Incorporation or Bylaws, except for any such violations that, have not individually or in the aggregate, had a Material Adverse Effect on Acquirer.

3.2. Authority; Noncontravention.

(a) Each of Acquirer and Merger Subs has all requisite corporate or limited liability company power and corporate and limited liability company authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of Acquirer and Sub. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Acquirer’s Board of Directors. No vote of holders of capital stock of Acquirer is required by any applicable Legal Requirements, the Restated Certificate of Incorporation or bylaws of Acquirer or the applicable rules of any exchange on which securities of Acquirer are traded, to approve Acquirer’s execution of this Agreement or in order for Acquirer or any of its Affiliates to consummate the Merger or effect the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Acquirer and Merger Subs and constitutes the valid and binding obligation of Acquirer and Merger Subs enforceable against Acquirer and Merger Subs, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer and Merger Subs do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Restated Certificate of Incorporation or Bylaws of Acquirer, in each case as amended to date, (ii) any applicable Legal Requirement, or (iii) any Contract to which Acquirer or any Subsidiary of Acquirer is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquirer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the procuring of a California Permit, (ii) the filing of the Certificate of Merger, as provided in Section 1.4, (iii) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Acquirer Common Stock issuable pursuant to the Company Options, Additional Restricted Stock Units and New Restricted Stock Units assumed by Acquirer pursuant to the terms of this Agreement, (iv) compliance with the HSR Act (including the termination of any applicable waiting period), and (v) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Acquirer’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.3. Capitalization. The authorized capital stock of Acquirer consists of 200,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share (“Acquirer Preferred Stock”). The rights and privileges of the Acquirer Common Stock and the Acquirer Preferred Stock are as set forth in Acquirer’s Restated Certificate of Incorporation. As of April 21, 2011, there were (i) 78,729,779 shares of Acquirer Common Stock issued and outstanding, (ii) no shares of Acquirer Preferred Stock issued and outstanding, (iii) zero (0) shares of Acquirer Common Stock held in the treasury of Acquirer, (iv) options to purchase an aggregate of 7,103,301 shares of the Acquirer Common Stock issued and outstanding, and (v) and 3,123,904 restricted stock units issued and outstanding. The authorized capital stock of Sub I consists solely of one thousand (1,000) shares of common stock. As of the Agreement Date, there are one thousand (1,000) shares of Sub I issued and outstanding, all of which are held directly by Acquirer. As of the Agreement Date, there is a single unit of ownership interest in Sub II that is issued and outstanding, which unit of ownership interest is held directly by Acquirer.

3.4. Issuance of Total Acquirer Common Shares; Financing. The Total Acquirer Common Shares to be issued by Acquirer to the Company Stockholders pursuant to the terms of this Agreement and the transactions contemplated by this Agreement have been duly authorized and, at the Effective Time, all such shares will be duly and validly issued, fully paid, nonassessable and free of preemptive rights. Acquirer has available sufficient cash resources to pay the Total Cash Consideration and to consummate the Merger and the transactions contemplated hereby, and shall not otherwise be required to issue any additional indebtedness to finance the payment of the Total Cash Consideration or otherwise in connection with the Merger.

3.5. SEC Filings.

(a) Acquirer has timely filed with, or furnished to, as applicable, the SEC all reports, forms, statements, schedules, certifications and other documents required to be filed or furnished by Acquirer since January 1, 2010. All such required reports, forms, statements, schedules, certifications and other documents (including those that Acquirer may file subsequent to the Agreement Date) together with all exhibits and schedules thereto and all information incorporated therein by reference, are referred to herein as the “Acquirer SEC Reports.”

(b) As of their respective dates, or if amended, as of the date of the last such amendment, the Acquirer SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes Act”), as applicable, and the rules and regulations of the SEC thereunder applicable to such Acquirer SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Acquirer SEC Report that was filed prior to the Agreement Date. As of the Agreement Date, no Subsidiary of Acquirer is separately subject to the periodic reporting requirements of the Exchange Act. As of the Agreement Date, there are no outstanding or unresolved comments received by Acquirer from the SEC staff with respect to any of the Acquirer SEC Reports. Acquirer has made available to the Company correct and complete copies of any (i) amendments or modifications which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Acquirer with the SEC pursuant to the Securities Act or the Exchange Act, and (ii) copies of all correspondence sent to or received from the SEC by Acquirer or any of its Subsidiaries or their respective counsel or accountants since December 31, 2008.

(c) Each of the principal executive officer of Acquirer and the principal financial officer of Acquirer (or each former principal executive officer of Acquirer and each former principal financial officer of Acquirer, as applicable) has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes Act and the rules and regulations of the SEC promulgated thereunder with respect to the Acquirer SEC Reports and the statements contained in such certifications are true and accurate. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(d) Acquirer is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) Acquirer is as of the Agreement Date a “well known seasoned issuer” eligible to file a Form S-3 Registration Statement (as defined herein) as an automatic shelf registration statement, as defined under Rule 405 of the Securities Act.

3.6. Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Acquirer SEC Reports: (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with the published rules and regulations of the SEC with respect thereto; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act); and (iii) fairly presented in all material respects the consolidated financial position of Acquirer and its Subsidiaries as at the respective dates thereof and the consolidated results of Acquirer’s and its Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end and quarter-end adjustments.

3.7. No Undisclosed Liabilities. Neither Acquirer nor any of its Subsidiaries has any outstanding Liabilities, other than Liabilities (a) that were incurred after December 31, 2010 in the ordinary course of business consistent with past practice, (b) that were incurred under this Agreement or in connection with the transactions contemplated hereby, (c) that were disclosed or reserved against in the most recent the consolidated financial statements (including the notes thereto) included in the Acquirer SEC Reports filed prior to the Agreement Date, or (d)  that would not result in a Material Adverse Effect with respect to Acquirer.

3.8. Litigation. There is no Legal Proceeding pending before any Governmental Entity or, to the knowledge of Acquirer, threatened, against Acquirer or any of its Subsidiary or any of their respective assets or properties that would have a Material Adverse Effect on Acquirer.

3.9. No Prior Merger Sub Operations. Each of the Merger Subs was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Neither of the Merger Subs owns or holds, nor has either of the Merger Subs ever owned or held, any assets. Neither of the Merger Subs has, or has ever had, any Liabilities. Neither of the Merger Subs carries on, or has ever carried on, any business activities other than in connection with the Merger and the transactions contemplated by this Agreement.

3.10. Absence of Certain Changes. Since December 31, 2010 and prior to the Agreement Date, there has been no event or condition which, individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect on Acquirer.

3.11. Brokers. Except for the fees and expenses payable to Morgan Stanley, which fees and expenses will be paid by Acquirer, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquirer or any of its Subsidiaries.

3.12. Certain Actions. Neither Acquirer nor any of its affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a reorganization qualifying under Section 368(a) of the Code. Acquirer is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

ARTICLE 4.

Conduct Prior to the Closing Date

4.1. Conduct of Business of the Company, Holdco and Subsidiaries.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(i) the Company and Holdco shall, and shall cause each Subsidiary to, conduct its business in ordinary course consistent with past practice (except to the extent (i) provided for in this Agreement, (ii) as described in Schedule 4.2, or (iii) as consented to in writing by Acquirer (such consent not to be unreasonably withheld, conditioned or delayed)) and in compliance with all applicable Legal Requirements;

(ii) without limiting the generality of the foregoing Section 4.1(a), the Company and Holdco shall, and shall cause each Subsidiary to, (i) pay all of its material debts and all of its Taxes when due, subject to good faith disputes over such debts or Taxes, (ii) pay or perform its other material obligations when due, (iii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business in a manner that is materially consistent with past practices, (iv) sell Company products in all material respects consistent with past practices as to license, service and maintenance terms, incentive programs, and in accordance with GAAP requirements as to revenue recognition and (v) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with existing customers, suppliers, distributors, licensors, licensees, and others currently having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing; provided, however, that in no case shall (x) the notification of third parties of the execution of this Agreement for the purpose of soliciting consent or novation pursuant to the provisions of this Agreement, (y) the loss of present officers, key employees, existing customers, suppliers, distributors, licensors, licensees, or others currently having business dealings with the Company as a direct result of the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (z) the payment of cash or the issuance of Company Common Stock or Holdco Capital Stock or consideration to effect the termination of all outstanding Company Warrants and Holdco Warrants pursuant to the requirements of Section 1.8(a)(v) and Section 6.3(f) (a “Warrant Termination Issuance or Payment”), in the case of clause (x), (y) or (z), constitute a failure to use commercially reasonable efforts and policies as provided for under this Article 4;

(iii) the Company and Holdco shall promptly notify Acquirer following the Company’s knowledge (without any duty of inquiry) of any change, occurrence or event not in the ordinary course of its or any Subsidiary’s business, or of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to closing set forth in Section 6.3 not to be satisfied; provided, however, that the parties hereby agree that this Section 4.1(a)(iii) shall terminate and be of no further force or effect as of the Closing;

(iv) without limiting the generality of the foregoing Section 4.1(a), the Company and Holdco shall, and shall cause each Subsidiary to, ensure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger; and

(v) without limiting the generality of the foregoing Section 4.1(a), (A) the Company and Holdco shall, and shall cause each Subsidiary to, maintain each of its leased premises in all material respects in accordance with the terms of the applicable lease and (B) the Company and Holdco shall promptly notify Acquirer in the event that (1) any material claim made by the Company under any policy of insurance held by the Company has been by written notice to the Company questioned, denied or disputed by the issuer of such policy or of any termination of, or material premium increase with respect to, any insurance policies of the Company, (2) if the Company, Holdco or any of their respective Subsidiaries receives any written notices, or other forms of official notice, of violation with respect to, any Legal Requirement with respect to the conduct of the Business, or the ownership or operation of the Business, (3) if the Company, Holdco or any of their respective Subsidiaries receives any written notice, or other written or formal communication, from any Governmental Entity regarding any violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization, (4) if the Company, Holdco or any of their respective Subsidiaries receives any written notice, or other written or formal communication, from any Governmental Entity regarding any revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, or (5) if the Company or Holdco intends to take any action that would reasonably be expected to lead to the termination of any Material Contract.

(b) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, Acquirer shall promptly notify the Company and Holdco following Acquirer’s knowledge (without any duty of inquiry) of the occurrence of a Material Adverse Effect with respect to Acquirer.

4.2. Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company and Holdco shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent (i) provided for in this Agreement, (ii) as described in Schedule 4.2, or (iii) as consented to in writing by Acquirer (such consent not to be unreasonably withheld, conditioned or delayed)):

(a) Charter Documents. Other than in connection with the consummation of the Restructuring, cause or permit any amendments to its Amended and Restated Certificate of Incorporation or Bylaws or equivalent organizational or governing documents;

(b) Dividends. Other than in connection with the consummation of the Restructuring, declare or pay any dividends on or make any other distributions in stock or property, excluding dividends or distributions of cash) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(c) Material Contracts. Enter into (i) any Material Contract that is both (A) materially different from the Company’s standard form of agreement and (B) involves expenditures by the Company in excess of $50,000 in any calendar year or (ii) any Material Contract requiring a novation or consent in connection with the Merger, or terminate (other than expiration in accordance with its terms), materially amend or otherwise materially modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Material Contracts; provided, however, that this provision shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the terms or prices at which the Company sells its products or provides services to current customers in the ordinary course of business.

(d) Issuance of Securities. Other than in connection with the consummation of the Restructuring, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options or in connection with a Warrant Termination Issuance or Payment; (ii) the issuance of Company Common Stock upon the conversion of Company Preferred Stock outstanding on the Agreement Date, (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service, (iv) the grant of Company Options in the ordinary course of business consistent with past practices and policies to newly hired additional officers or other employees, or any consultants or independent contractors pursuant to the Company’s existing budget or operating plan as approved by the Company’s Board of Directors, provided that such grants of Company Options are in compliance with the requirements of Section 409A(a) of the Code and the Regulations thereunder, and (v) the issuance of Additional Restricted Stock Units and New Restricted Stock Units to those Company employees as agreed upon by Acquirer, pursuant to Section 5.12(b);

(e) Employees; Consultants; Independent Contractors. (i) Hire any additional officers or other employees, or any consultants or independent contractors, other than to fill open requisitions that are described in Schedule 4.2 or to fill vacancies arising upon the voluntary termination of any employee or consultant and in each such case subject to prior consultation with Acquirer; (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any of the Retained Executives or Key Employees; (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor; or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements);

(f) Loan, Investments and Bank Accounts. (i) Make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice or through a Company Employee Plan intended to be qualified under Section 401(a) of the Code that provides for loans to its participants) to, or any investments in or capital contributions to, any Person (other than ordinary course funding to its existing Subsidiaries in order to fund operations in amounts consistent with past practice), or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money, (ii) incur any indebtedness for borrowed money or guarantee any such indebtedness, or (iii) open or close any accounts of any nature with any bank, trust company, savings and loan association or other financial institutions;

(g) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company IP Rights (other than under Standard Inbound IP Agreements or Standard Outbound IP Agreements), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis, consistent with past practices);

(h) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any Company Products or Intellectual Property or business, or containing any non-competition covenants or other similar restrictions restricting its or any of its successors’ business activities;

(i) Dispositions; Acquisitions. (i) Sell, lease, license or otherwise dispose of any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing, or (ii) other than in connection with the consummation of the Restructuring, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries’ business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(j) Leases. Enter into any operating lease that is not terminable or cancellable without cost, penalty or Liability within thirty (30) calendar days and that will require expenditures by the Company in excess of $25,000 in any calendar year;

(k) Payment of Obligations. Pay, discharge or satisfy any claim or Liability in excess of $100,000 arising other than (x) in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, other than in an amount not in excess of $100,000 or (y) a Warrant Termination Issuance or Payment;

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually;

(m) Insurance. Materially change the amount of any insurance coverage (other than any increase in coverage of directors and officers insurance, or the continuation or extension of existing policies, provided that the premiums or other amounts payable with respect to such changes, continuations or extensions are discharged by the Company prior to the Closing);

(n) Termination or Waiver. Cancel, release or waive any material claims or rights held by it;

(o) Employee Benefit Plans; Pay Increases. Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan (other than the 2011 Equity Incentive Plan), or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the further guidance provided by the Internal Revenue Service thereto except to the extent necessary to meet the requirements of such Section or Notice, pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquirer and are set forth on Schedule 4.2(o) of the Company Disclosure Letter), or add any new members to the Company Board or to the board of directors of any Subsidiary unless the term of service of such new directors expire no later than immediately prior to the Effective Time;

(p) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquirer and are set forth on Schedule 2.13(k) of the Company Disclosure Letter) or any payment obligations that would arise after the Closing;

(q) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquirer prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute (except where such settlement is fully discharged by the Company prior to the Closing, and such settlement does not subject the Company or any of its Subsidiaries or Affiliates to any restrictions on any such entity’s ability to operate its business);

(r) Accounting; Taxes. (i) Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer, or (ii) make or change any election in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, adopt or change any accounting method in respect of Taxes, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(s) Real Property; Encumbrances. Enter into any agreement for the purchase, sale or lease of any real property, or place or allow the creation of any Encumbrance (other than Permitted Encumbrances) on any of its properties;

(t) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(u) Interested Party Transactions. Knowingly enter into any Contract in which any officer, director, employee, agent or stockholder of the Company (or any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the Agreement Date, would require that such Contract be listed on Schedule 2.14 of the Company Disclosure Letter; and

(v) Other. Take or agree in writing or otherwise to take any of the actions described in clauses (a) through (u) in this Section 4.2.

ARTICLE 5.

Additional Agreements

5.1. Board Recommendation; Fairness Hearing and Stockholder Approval.

(a) The Company and Holdco shall solicit, and exercise reasonable best efforts to secure, the Company Stockholder Approval in accordance with this Agreement, the DGCL, its Amended and Restated Certificate of Incorporation and its Bylaws promptly following the issuance of the California Permit (as defined herein). The Company’s obligation to exercise reasonable best efforts to secure the

Company Stockholder Approval in accordance with this Section 5.1(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or in the event that the Company Board withholds, withdraws, amends or modifies its recommendation to the Company Stockholders in favor of the Company Stockholder Approval.

(b) The Company’s and Holdco’s Board of Directors shall unanimously recommend that the Company’s and Holdco’s stockholders vote in favor of the approval of the Restructuring and the First Merger and adoption of this Agreement. Neither the Company’s nor Holdco’s Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Company’s and Holdco’s Board of Directors that the Company Stockholders vote in favor of the approval of the Restructuring and the First Merger and adoption of this Agreement.

(c) Within ten (10) Business Days following the Agreement Date, Acquirer shall prepare and file (the “Permit Filing Date”) the necessary documents with the Commissioner of Corporations of the State of California (the “California Commissioner”) to request a hearing (a “Hearing”) to be held by the California Commissioner to consider the terms, conditions and fairness of the Merger pursuant to the Fairness Hearing Law, together with an application for a permit (the “California Permit”), so that the issuance of Acquirer Common Stock in the Merger to the Company Stockholders shall be exempt from registration under the Securities Act, by virtue of the exemption provided by Section 3(a)(10) thereof (such documents to be filed by Acquirer pursuant to this Section 5.1(c), collectively, the “Permit Application”). Acquirer shall modify the notice of the Hearing (the “Notice”) as reasonably requested by the California Commissioner. Acquirer shall mail the Notice, in the form approved and signed by the California Commissioner, to the holders of Company Capital Stock and Company Options as promptly as practicable following its approval by the California Commissioner. The Company shall provide to the Acquirer the names and addresses of each such holder prior to such mailing as set forth in the records of the Company.

(d) As promptly as practicable following the Agreement Date, the Company and Holdco shall prepare and deliver to Acquirer an information statement and other related disclosure documents related to Acquirer’s filing for a California Permit pursuant to Section 5.1(c) (collectively, the “Permit Information Statement”). The Permit Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Acquirer Common Stock to be received by the Company Stockholders in the Merger and an information statement for solicitation of stockholder consent with respect to the adoption of this Agreement and the approval of the Restructuring and the First Merger and the transactions contemplated hereby. The Permit Information Statement shall be accompanied by the notice required by Section 262(d)(2) of the DGCL and shall include the unanimous recommendation of the Company’s and Holdco’s Board of Directors for the approval and adoption of this Agreement and the approval of the Restructuring and the First Merger and the transactions contemplated hereby by the Company Stockholders. The Company and Holdco agree that, other than with regard to the information supplied by Acquirer specifically for inclusion in the Permit Information Statement, and Acquirer agrees, with regard to the information supplied by Acquirer specifically for inclusion in the Permit Information Statement, that the Permit Information Statement will not, on the date the Permit Information Statement is first sent or furnished to the Company Stockholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. The Permit Information Statement shall be subject to prompt and reasonable approval by Acquirer and thereafter shall be promptly filed by Acquirer as an amendment to the Permit Application.

(e) Acquirer shall exercise reasonable best efforts to take all actions necessary to obtain a California Permit so that the issuance of Acquirer Common Stock in the Merger to the Company Stockholders shall be exempt from registration under the Securities Act, by virtue of the exemption provided by Section 3(a)(10) thereof. The Company and Holdco shall exercise reasonable best efforts to cooperate with, and provide the information reasonably requested by, Acquirer in connection with Acquirer’s application for the California Permit. Whenever any event occurs that is required to be set forth in an amendment or supplement to the permit application or Permit Information Statement, the Company, Holdco and Acquirer shall cooperate in delivering any such amendment or supplement to all Company Stockholders and/or filing any such amendment or supplement with the California Commissioner or its staff and/or any other government officials. Acquirer, with the reasonable cooperation of the Company and Holdco, will respond to any comments from the California Commissioner or the California Department of Corporations and amend the Permit Application, the Notice and the Permit Information Statement, as applicable, as reasonably requested by the California Commissioner (so long as such request does not require any amendments to the terms of this Agreement or the transactions contemplated hereby). Each of Acquirer, Holdco and the Company agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate under the Fairness Hearing Law for inclusion in the Permit Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in preparation of the Permit Information Statement. Each of the Company, Holdco and Acquirer shall use its reasonable best efforts to cause the above-referenced documents, including the Permit Application, the Notice and the Permit Information Statement to comply with all requirements of applicable federal and state securities Laws. In addition, each of Acquirer, Holdco and the Company shall cause to appear and testify at the Hearing each such party’s executives, as in such party’s reasonable judgment, may be necessary to obtain the California Permit.

(f) In the event that, (x) after working in good faith and using reasonable best efforts to obtain the California Permit following at least seventy-five (75) days from the Permit Filing Date (the “Minimum Permit Period”), Acquirer reasonably determines that it is not able to receive the California Permit under terms that permit a closing of the transactions in accordance with the terms hereof by July 31, 2011, or (y) the California Commissioner has denied Acquirer’s application for a California Permit following the exercise of reasonable best efforts by Acquirer and the Company during the Minimum Permit Period to appeal any such denial, Acquirer shall promptly deliver to the Company and Holdco a written notice (the “Election Notice”) that it is abandoning the process to obtain a California Permit and will instead, with respect to the issuance of Acquirer Common Stock in the Merger and Holdco Capital Stock in the Restructuring to the Company Stockholders, either (i) issue such securities pursuant to a private placement exemption (a “Private Placement”) and register the resale of such securities, each in accordance with Section 5.2 herein, or (ii) register the issuance of such securities on a registration statement on Form S-4 (a “Form S-4 Registration”) in compliance with the Securities Act in accordance with Section 5.3 herein. Notwithstanding the foregoing, within five (5) Business Days upon receipt of any Election Notice, the Company may elect by delivering to Acquirer written notice (a “Private Placement Election”) that the Acquirer Common Stock and Holdco Capital Stock in the Restructuring to be issued to the Company Stockholders in the Merger shall be issued pursuant to a Private Placement and the resale of such securities registered, each in accordance with the terms of Section 5.2 herein. Upon receipt of a Private Placement Election or delivery of an Election Notice for a Private Placement, Acquirer shall exercise reasonable best efforts to effect a Private Placement and register the resale of such securities as soon as reasonably practicable, each in accordance with the terms of Section 5.2 herein. Upon delivery of an Election Notice for a Form S-4 Registration, Acquirer shall exercise reasonable best efforts to effect a Form S-4 Registration as soon as practicable in accordance with the terms of Section 5.3 herein.

(g) As promptly as practicable after the receipt of a California Permit, the Company shall send the Permit Information Statement to the Company Stockholders and shall exercise reasonable best efforts to obtain the Company Stockholder Approval as soon as practicable thereafter. Such submission shall include (i) the Permit Information Statement, (ii) such other documents as reasonably requested by Acquirer and (iii) a statement to the effect that the Company’s Board of Directors has unanimously recommended that the Company’s and Holdco’s stockholders vote in favor of the approval of the Restructuring and the First Merger and adoption of this Agreement. Promptly upon receipt of the approval of the Restructuring and the First Merger and the adoption of this Agreement from sufficient Company Stockholders to secure the Company Stockholder Approval, the Company shall deliver evidence of such approval to Acquirer.

(h) Any materials to be submitted to the Company Stockholders in connection with the solicitation of their approval of the Restructuring and the First Merger and this Agreement, including the Information Statement and, if required pursuant to Section 5.15, any materials submitted to the Company Stockholders in connection with obtaining the 280G Vote (the “Soliciting Materials”), shall be subject to the prompt and reasonable review by Acquirer and shall include information regarding the Company, the terms of the Restructuring, the Merger and this Agreement and the unanimous recommendation of the Company’s Board of Directors in favor of the Restructuring, the Merger and this Agreement, including each of the matters set forth in Section 5.1(f) and if required pursuant to Section 5.15, the 280G Vote. Anything to the contrary contained herein notwithstanding, the Company and Holdco shall not include in the Soliciting Materials any information with respect to Acquirer or its Affiliates or associates, the form and content of which shall not have been consented to in writing by Acquirer prior to such inclusion, such consent not to be unreasonably withheld, delayed or conditioned. The Company, Holdco and Acquirer will promptly advise the other in writing if at any time prior to the Closing the Company, Holdco or Acquirer, as the case may be, shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirements; provided that Acquirer shall only be required to provide notice to the Company and Holdco of any such facts to the extent such facts relate to information furnished in writing by Acquirer or Merger Subs for the express purposes of including in such Soliciting Materials; provided, further, that the Company shall only be required to provide notice to Acquirer of any such facts to the extent they relate to the Company or Holdco.

(i) In the event that the Acquirer issues an Election Notice to the Company or Holdco pursuant to Section 5.1(e) or in the event of a Private Placement Decision (as defined below), the parties hereto agree to cooperate to take such other actions necessary to complete the transactions contemplated by this Agreement.

5.2. Private Placement; Company Stockholder Approval; Form S-3 Registration Statement.

(a) In the event (i) Acquirer delivers an Election Notice for a Private Placement or the Company delivers a Private Placement Election pursuant to the terms of Section 5.1 hereof, or (ii) in the event that Acquirer and Company mutually otherwise agree to effect a Private Placement in lieu of a Hearing in accordance with the terms set forth in Section 5.1 hereof (a “Private Placement Decision”), Acquirer, Holdco and the Company shall take all actions reasonably necessary to cause the issuance of Acquirer Common Stock in connection with the Merger to qualify for a valid exemption from the registration requirements of the Securities Act as a valid private placement under Rule 506 of Regulation D under the Securities Act.

(b) Following the delivery set forth in Section 5.2(a) hereof, or in the event of a Private Placement Decision, the Company and Holdco shall promptly exercise reasonable best efforts to prepare, with the cooperation of Acquirer, an information statement to be distributed to the Company Stockholders in connection with soliciting Company Stockholder Approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Information Statement”). The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Holdco Capital Stock and Acquirer Common Stock to be received by the Company Stockholders in the Restructuring and the Merger and an information statement for solicitation of stockholder consent with respect to the adoption of this Agreement and the approval of the Restructuring, the Merger and the transactions contemplated hereby. The Information Statement shall (x) include information regarding the Company and Holdco, the terms of the Restructuring and the Merger and this Agreement, and the information required by Section 5.1(h), (y) be accompanied by the notice required by Section 262(d)(2) of the DGCL, and (z) include the unanimous recommendation of the Company’s and Holdco’s Board of Directors for the approval and adoption of this Agreement and the approval of the Restructuring, the Merger and the transactions contemplated hereby by the Company Stockholders. Each of Holdco and the Company agrees that, other than with regard to the information supplied by Acquirer specifically for inclusion in the Information Statement, and Acquirer agrees, with regard to the information supplied by Acquirer specifically for inclusion in the Information Statement, that the Information Statement will not, on the date the Information Statement is first sent or furnished to the Company Stockholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading in any material respect.

(c) Any materials to be submitted to the Company Stockholders in connection with the solicitation of their approval of the Merger and this Agreement, including the Information Statement (the “Soliciting Materials”), shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, delayed or conditioned. The Company, Holdco and Acquirer shall each use reasonable best efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements (including Regulation D under the Securities Act). Each of Acquirer, Holdco and the Company agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in preparation of the Information Statement. Each of the Company, Holdco and Acquirer will promptly advise the other party in writing if at any time prior to the Closing such party shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirements.

(d) Promptly following Acquirer’s review and approval of the Soliciting Materials, the Company and Holdco shall exercise reasonable best efforts in accordance with this Agreement, the DGCL, its Amended and Restated Certificate of Incorporation and its Bylaws to distribute such Soliciting Materials to Company Stockholders and secure the Company Stockholder Approval. Promptly upon receipt of the approval of the Merger and the adoption of this Agreement from sufficient Company Stockholders to secure the Company Stockholder Approval, the Company and Holdco shall deliver evidence of such approval to Acquirer.

(e) From and after the Agreement Date, none of the parties hereto shall take any actions that would or would reasonably be expected to cause the issuance of Acquirer Common Stock in connection with the Merger to fail to qualify for a valid exemption from the registration requirements of the Securities Act as a valid private placement under Rule 506 of Regulation D under the Securities Act.

(f) In the event of a Private Placement Election or Private Placement Decision, as may be applicable, Acquirer agrees to enter into and to be bound by the terms of the Registration Rights Agreement attached hereto as Exhibit M (the “Registration Rights Agreement”). The Company shall file the Automatic Shelf Registration Statement described therein and shall otherwise perform all of its obligations in accordance with the terms of the Registration Rights Agreement (the “Automatic Shelf Registration Statement”).

(g) In the event of (x) a Private Placement Election or Private Placement Decision, as may be applicable, and (y) Acquirer fails to file with the SEC and otherwise cause the Automatic Shelf Registration Statement to become effective (a “Shelf Registration Failure”) by the Deadline (as defined in the Registration Rights Agreement), then, Acquirer shall release (an “Early Escrow Release”) to the Company Stockholders (in the manner provided herein for all releases from the Escrow Fund) Escrow Cash in an amount equal to five eighth of one percent (0.625%) of the aggregate balance of Escrow Cash for each calendar day beyond the Deadline that a Shelf Registration Failure continues; provided, however, that, notwithstanding anything of the foregoing to the contrary (A) Acquirer shall not be required to release any such Escrow Cash to the Company Stockholders for any day after the Deadline that Ernst & Young LLP has not delivered (an “Auditor Delay”) to Acquirer any consent required to be filed (i) as an exhibit to the Automatic Shelf Registration Statement or Acquirer’s Current Report on Form 8-K which will contain the historical financial statements of the Company, or (ii) any financial information in respect of Holdco reasonably requested by Acquirer that is necessary for the preparation of pro forma financial statements required pursuant to Regulation S-X that the Acquirer will include in the Current Report on Form 8-K to be filed immediately prior to the filing of the Automatic Shelf Registration Statement, in each case under the foregoing clauses (i) and (ii) that has not been provided by the Chief Financial Officer of Holdco (or after the Closing Date, the former Chief Financial Officer of Holdco), where the principal cause of such Auditor Delay is due to the officers and/or board of directors of Holdco based on actions or the failure to take necessary actions that occurred or did not occur, respectively, prior to the Closing Date, and (B) the Company Stockholders reserve all other rights and remedies the Company Stockholders may otherwise have against Acquirer consistent with Section 10.9 herein for a Shelf Registration Failure (“Other Legal Remedies”) unless a Shelf Registration Failure continues for less than forty eight (48) hours immediately following the Closing Date, in which case the Company Stockholders shall waive and shall not otherwise be eligible to assert any Other Legal Remedies against Acquirer in respect of a Shelf Registration Failure. In the interests of clarity and to avoid ambiguity, assuming for illustrative purposes that in the event the Closing Date was at 4:00 pm ET on June 28, 2011 and the Escrow Cash on the Closing Date was $43,500,000, then the following examples would reflect the rights of the Company Stockholders with respect to a Shelf Registration Failure: (1) if Acquirer filed and caused the Automatic Shelf Registration Statement to become effective on or prior to 4:00 pm ET on June 30, 2011, then there would be no Early Escrow Release and the Company Stockholders would have no right to assert Other Legal Remedies against Acquirer for a Shelf Registration Failure; (2) if Acquirer filed and caused the Automatic Shelf Registration Statement to become effective after 4:00 pm ET on June 30, 2011 but on or prior 4:00 pm ET on July 8, 2011, then there would be no Early Escrow Release but the Company Stockholders would have the right to assert Other Legal Remedies against Acquirer for such a Shelf Registration Failure; (3) if Acquirer filed and caused the Automatic Shelf Registration Statement to become effective after 4:00 pm ET on July 8, 2011 but on or prior to 4:00 pm ET on July 11, 2011 (i.e. the first calendar day the SEC would accept a filing of the Automatic Shelf Registration Statement following July 8, 2011), then there would be an Early Escrow Release of $815,625 in the aggregate to Company Stockholders (i.e. the elapse of three calendar days following the Deadline of a Shelf Registration Failure) and the Company Stockholders would have the right to assert any Other Legal

Remedies against Acquirer for such a Shelf Registration Failure; and (4) if Acquirer filed and caused the Automatic Shelf Registration Statement to become effective after 4:00 pm ET on July 11, 2011 but on or prior to 4:00 pm ET on July 12, 2011, then there would be an Early Escrow Release of $1,087,500 in the aggregate to Company Stockholders (i.e. the elapse of four calendar days following the Deadline of a Shelf Registration Failure) and the Company Stockholders would have the right to assert Other Legal Remedies against Acquirer for such a Shelf Registration Failure.

5.3. Form S-4 Registration; Stockholder Approval.

(a) In the event Acquirer delivers an Election Notice for a Form S-4 Registration pursuant to the terms of Section 5.1 hereof, as promptly as practicable thereafter (but in any event within twenty (20) calendar days thereafter, assuming timely receipt of the Closing Financial Statements and all signatures, opinions and consents required for such registration statement), Acquirer, Holdco and the Company shall prepare, and Acquirer shall file with the SEC, a registration statement on Form S-4 to be filed with the SEC by Acquirer in connection with the issuance of shares of Acquirer Common Stock in connection with the Merger (the “Form S-4 Registration Statement”). The Form S-4 Registration Statement shall include (i) a prospectus for the issuance of shares of Acquirer Common Stock pursuant to the Merger, and (ii) an information statement of the Company and Holdco for use in connection with the solicitation of the Company Stockholder Approval (as may be amended or supplemented from time to time, the “Information Statement/Prospectus”). The Information Statement/Prospectus shall include all of the information required to be included in an Information Statement as set forth in Section 5.2 hereof. Each of Acquirer, Holdco and the Company shall use its reasonable best efforts to have the Form S-4 Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC and to keep the Form S-4 Registration Statement effective through the Closing in order to consummate the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Company, Holdco and Acquirer shall, and shall cause its respective Representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Form S-4 Registration Statement and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Form S-4 Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Acquirer, Holdco and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon.

(b) As promptly as practicable after the Form S-4 Registration Statement has become effective (but in any event within five (5) Business Days thereafter), the Company and Holdco shall cause the Information Statement/Prospectus to be mailed to the Company Stockholders and the Company and Holdco shall exercise reasonable best efforts in accordance with this Agreement, the DGCL, its Amended and Restated Certificate of Incorporation and its Bylaws to secure the Company Stockholder Approval. Promptly upon receipt of the approval of the Merger and the adoption of this Agreement from sufficient Company Stockholders to secure the Company Stockholder Approval, the Company and Holdco shall deliver evidence of such approval to Acquirer.

(c) The Form S-4 Registration Statement and the Information Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Form S-4 Registration Statement shall not, at the time the Form S-4 Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Information Statement/Prospectus shall not, at the time the Form S-4 Registration Statement is declared effective, on the date the Information Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time, Acquirer, Holdco and the Company shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Form S-4 Registration Statement or Information Statement/Prospectus so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Legal Requirements or the SEC, disseminated to the Company Stockholders. Acquirer, Holdco and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Form S-4 Registration Statement or the Information Statement/Prospectus, and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC or its staff with respect to any of the foregoing filings.

(d) Prior to filing the Form S-4 Registration Statement or mailing the Information Statement/Prospectus to stockholders (or filing or mailing any amendment thereof or supplement thereto), each of Acquirer, Holdco and the Company, as the case may be, (i) shall provide the other Party with a reasonable opportunity to review and comment on such document or response, and (ii) shall include in such document or response all comments reasonably and timely proposed by such other Party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other Party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(e) Notwithstanding anything to the contrary herein, Acquirer shall not be required to file with the SEC a Form S-4 Registration Statement under the terms of this Agreement unless Acquirer has received from the Company or Holdco the Closing Financial Statements.

5.4. Stock Exchange Listing. Acquirer shall exercise reasonable best efforts to cause the shares of Acquirer Common Stock to be received by the Company Stockholders in the Merger to be approved for listing upon the Effective Time on NASDAQ or the New York Stock Exchange, subject to official notice of issuance.

5.5. No Solicitation.

(a) From and after the Agreement Date until the Closing or termination of this Agreement pursuant to Article 7, neither the Company, Holdco nor any of their Subsidiaries will, nor will any of them authorize or permit any of their respective officers, directors, affiliates, stockholders or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, or knowingly encourage, facilitate, support or induce, the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) enter into any other transaction or series of transactions not in the ordinary course of the Company’s business, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Restructuring and/or the Merger. Each of the Company, Holdco and their Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal. If any Company Representative takes any action that the Company is obligated pursuant to this Section 5.5 not to authorize or permit such Company Representative to take, then the Company and Holdco shall be deemed for all purposes of this Agreement to have breached this Section 5.5.

(i) “Acquisition Proposal” shall mean, with respect to the Company or Holdco, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company, Holdco or any of their Subsidiaries, or from the Company Stockholders, by any Person or Group (as hereinafter defined) of more than a ten percent (10%) interest in the total outstanding voting securities of Company, Holdco or any of their Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning ten percent (10%) or more of the total outstanding voting securities of the Company, Holdco or any of their Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company, Holdco or any their Subsidiaries; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than ten percent (10%) of the assets of the Company, Holdco and their Subsidiaries in any single transaction or series of related transactions; or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, Holdco or any of their Subsidiaries, or any extraordinary dividend, whether of cash or other property, other than the Restructuring.

(ii) “Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

(b) The Company and Holdco shall promptly (but in any event, within two (2) Business Days) notify Acquirer orally and in writing after receipt by the Company, Holdco and/or any Subsidiary (or, to the knowledge of the Company or Holdco, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer of which the Company has knowledge that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request received by the Company or Holdco for nonpublic information relating to the Company, Holdco or any Subsidiary or for access to any of the properties, books or records of the Company, Holdco or any Subsidiary by any Person or Persons other than Acquirer. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company and Holdco shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments thereto, if it is in writing, or a reasonable written summary of the material terms thereof, if it is not in writing.

5.6. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a letter agreement with respect to Confidential Information (as defined therein) dated January 21, 2011 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms. The Stockholders’ Agent hereby acknowledges and agrees that the terms of this Agreement, the transactions contemplated hereby and all matters related to Stockholders’ Agent duties hereunder and in connection therewith constitute confidential information and any public statement in relation thereto must only be made with Acquirer’s prior written consent. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the Stockholders’ Agent may disclose confidential information (other than with respect to the matters set forth in Section 5.2(i)) to employees, advisors or consultants of the Stockholders’ Agent and the Effective Time Holders, in each case who have a need to know such information, it being understood that the foregoing communications do not constitute “public statements” for the purposes of this Section 5.6(a).

(b) The Company and Holdco shall not, and the Company shall cause each Subsidiary and shall instruct each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby without the prior written approval of Acquirer, unless required by law and except as reasonably necessary for the Company and Holdco to obtain the consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement; provided, however, that nothing contained herein shall prohibit the Company Representatives from announcing solely their roles with the Company in connection with the transactions contemplated hereby following public announcement of the transactions by the parties hereto. In the event that the Company, Holdco, any of its Subsidiaries or any Company Representative is requested (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, any informal or formal investigation) by any Governmental Entity, or is otherwise required by applicable Legal Requirements, to disclose any information the disclosure of which is limited by the provisions of this Section 5.6 (collectively, the “Compelled Information”), the Company will notify Acquirer promptly in writing such that Acquirer may, in its sole discretion and at its sole cost and expense, seek a protective order or other appropriate remedy or, in Acquirer’s sole discretion, waive compliance with the terms of this Agreement with respect to such disclosure of information. In the event that no such protective order or other remedy is obtained and Acquirer has been advised by legal counsel that it is legally compelled to disclose the Compelled Information, the Company, Holdco, any of its Subsidiaries or any Company Representative, as applicable, may disclose the Compelled Information but will furnish only that portion of the Compelled Information which the Company, Holdco, any of its Subsidiaries or any Company Representative, as applicable, is advised by counsel is legally required. Notwithstanding anything herein or in the Confidentiality Agreement, (i) Acquirer and the Company shall mutually agree on the content of any press release made on or prior to the Closing Date in connection with this Agreement, including the press releases announcing the execution of this Agreement and the consummation of the Merger and (ii) following the Closing Date, Acquirer may make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquirer may determine is reasonably appropriate.

5.7. Reasonable Best Efforts. Subject to the limitations set forth in Section 5.8 and Section 5.19, each of Acquirer, Sub I, Sub II, Holdco and the Company agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in an expeditious manner, the Merger, the Restructuring and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article 6, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger, the Restructuring and the other transactions contemplated hereby.

5.8. Third Party Consents; Notices.

(a) At Acquirer’s request, upon reasonable advance notice, the Company and Holdco shall, prior to the Closing, deliver all notices that are required to be delivered, and shall use commercially reasonable efforts to obtain all consents, waivers and approvals under each Contract listed on Schedule 2.3(b) of the Company Disclosure Letter in connection with the consummation of the transactions contemplated hereunder; provided, however, that in no event shall the Company or any of its Affiliates be required to pay any consideration to obtain such consents, waivers or approvals.

(b) The Company and Holdco shall give all notices and other information required to be given to the employees of the Company, Holdco or any Subsidiary, any collective bargaining unit representing any group of employees of the Company, Holdco or any Subsidiary, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.9. Litigation. Until the earlier of the termination of this Agreement or the Closing, the Company and/or Holdco, as applicable, will (i) notify Acquirer in writing promptly after it has knowledge of any Legal Proceeding initiated by or against it or any of its Subsidiaries, or known by the Company or Holdco to be threatened against the Company, Holdco any of their Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.10. Access to Information. During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company and Holdco shall afford Acquirer and its accountants, counsel and other representatives, reasonable access during business hours to (a) all of the Company’s, Holdco’s and each of its Subsidiaries’ properties, books, Contracts and records and (b) all other information concerning the business, properties and personnel of the Company, Holdco or any of their Subsidiaries as Acquirer may reasonably request; provided, however, that the Company reserves the right to deny access to any material that the Company reasonably believes upon advice of counsel that (i) such exclusion is reasonably necessary to preserve attorney-client privilege or (ii) such disclosure would violate Legal Requirements, provided that, the Company and Acquirer shall cooperate in good faith to design and implement alternative procedures to enable Acquirer to evaluate any such documents or information without causing a violation or loss of privilege thereunder. No information or knowledge obtained by Acquirer during the pendency of the transactions contemplated by this Agreement in any investigation pursuant to this Section 5.10 shall affect or be deemed to modify any representation, warranty, covenant, condition or obligation under this Agreement. Following the Closing Date, the Stockholders’ Agent and its accountants, counsel and other representatives shall have reasonable access, during business hours and upon reasonable prior notice, to the Company’s and its Subsidiaries’ books and records (including Tax Returns filed and those in preparation with respect to the Pre-Closing Period) and properties and personnel for purposes of reviewing Tax Returns or defending any indemnification claim to the extent that such access does not affect any attorney-client privilege of any Acquirer Indemnified Person.

5.11. Expenses. Whether or not the Restructuring and/or the Merger are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by the party incurring such expense, provided, further, that all Transaction Expenses shall be taken into account in the calculation of the Final Adjusted Purchase Price according to the definition of such term. Notwithstanding the foregoing, Acquirer shall bear the costs of all filing fees associated with the matters set forth in Section 5.19 (Regulatory Approvals), including any filing fees payable by the Company or Holdco pursuant to Section 5.19(b).

5.12. Employees and Contractors.

(a) The Company and Holdco shall cooperate and work with Acquirer to help Acquirer identify employees of the Company, Holdco and its Subsidiaries to whom Acquirer may elect to offer continued employment with the Company, Holdco, such Subsidiaries or Acquirer. With respect to any employee of the Company, Holdco or their Subsidiaries who receives an offer of employment from Acquirer or the Company or Holdco, the Company and Holdco shall assist Acquirer with its efforts to enter into Employment Documents with such employee as soon as practicable after the Agreement Date and in any event prior to the Closing Date, provided any such obligation of the Company to assist Acquirer with respect to the Retention Employees and Key Employees shall be subject to the requirements that (i) the terms of compensation and benefits in such Employment Documents are substantially consistent with compensation and benefits for such individuals set forth in Schedule 5.12(a)-1 (the “Employment Benefits”), and (ii) all offers of employment shall be made by Acquirer pursuant to applicable Employment Documents materially consistent with the forms of Employment Documents set forth on Schedules 5.12(a)-2, 5.12(a)-3, 5.12(a)-4, 5.12(a)-5, 5.12(b)-1, 5.12(b)-2 and 5.12(b)-3 (the “Employment Document Forms”, and together with the Employment Benefits, the “Employment Terms”), by no later than three (3) weeks following the Agreement Date (the “Employment Offer Deadline”). Notwithstanding any of the foregoing, neither Acquirer nor Sub I, Sub II, the Company, Holdco nor the Final Surviving Entity shall have any obligation to make an offer of employment to any employee of the Company or Holdco, provided in the event that Acquirer fails to provide offers of employment to the Retention Employees and the Key Employees that are (i) substantially consistent with the Employee Benefits, and (ii) pursuant to Employment Documents materially consistent with the Employment Document Forms, by no later than the Employment Offer Deadline, to at least ninety percent (90%) of the combined number of Retention Executives and Key Employees listed on Schedules 6.3(e)-1 and 6.3(e)-2, as may be applicable, then in such event, the Company shall be deemed to have satisfied the Closing condition set forth in Section 6.3(e). With respect to matters described in this Section 5.12, the Company and Holdco will not, and shall cause each of their Subsidiaries not to, send any notices or other communication materials to any of their respective employees that may adversely affect Acquirer’s attempt to hire or retain such employees without Acquirer’s prior written consent, provided (i) such consent such shall not be unreasonably be withheld, conditioned or delayed, and (ii) the Company shall be entitled to exercise reasonable judgment and make such communications as are reasonably necessary to ensure that it can satisfy the Closing condition set forth in Section 6.3(e). Effective no later than immediately prior to the Closing, the Company and Holdco shall, and shall cause their Subsidiaries to, terminate the employment of each of those Company, Holdco and Subsidiary employees who (i) have not received an offer of continued employment with the Company, Holdco or Acquirer prior to the Closing Date (each, a “Specified Employee”) or (ii) have declined an offer of continued employment with the Company, Holdco or Acquirer prior to the Closing Date (collectively, with the Specified Employees, the “Designated Employees”). Unless otherwise agreed in writing by Acquirer, the Company shall cause the relationships of each of the Persons listed on Schedule 2.2(b)-2 of the Company Disclosure Letter with the Company, Holdco and each Subsidiary who are not Specified Contractors to be terminated at or prior to the Closing (except for such notices or communications required by applicable Legal Requirements).

(b) Prior to the Closing, Acquirer shall provide to the Company the allocation of (i) the New Restricted Stock Units for the Continuing Employees identified by Acquirer in such allocation and having an aggregate value of $3,000,000 (based on the Common Closing Stock Consideration Amount Per Share), which allocation shall be made in accordance with Schedule 5.12(a)-1 with respect to the Key Employees, and shall identify the number of New Restricted Stock Units to be granted to each other Continuing Employees identified by Acquirer in such allocation, as applicable, and (ii) the Additional Restricted Stock Units for the Retention Executives and for the Continuing Employees identified by Acquirer in such allocation and having an aggregate value of $5,000,000 (based on the Common Closing Stock Consideration Amount Per Share), which allocation shall be made in accordance with Schedule 5.12(a)-1 with respect to the Key Employees and the Retention Employees, and shall identify the number of Additional Restricted Stock Units to be granted to each other Continuing Employees identified by Acquirer in such allocation, as applicable. Prior to the Closing and in consultation with Acquirer, the Company or Holdco shall grant New Restricted Stock Units pursuant to the form attached hereto as Schedule 5.12(b)-2 and Additional Restricted Stock Units pursuant to the form attached hereto as Schedule 5.12(b)-3 under the 2011 Equity Incentive Plan attached hereto as Schedule 5.12(b)-1 for shares of Company Common Stock according to such definitive allocation provided by Acquirer. Unless indicated otherwise by Acquirer in writing, such Additional Restricted Stock Units and New Restricted Stock Units shall (A) be issued solely to those persons to whom Acquirer makes an offer of employment in the amount to be provided by Acquirer, (B) vest, in the case of New Restricted Stock Units, on an annual basis over the four-years following the Closing, and, in the case of Additional Restricted Stock Units, on the eighteen (18) month anniversary after the date the Merger becomes effective, (iii) be automatically settled pursuant to the Equity Exchange Ratio upon such annual vesting date or eighteen (18) month anniversary, as applicable, after the date the Merger becomes effective, (iv) be issued without consideration, and (v) in general, except as set forth in the form of RSU Agreement for the Additional Restricted Stock Units attached as Schedule 5.12(b)-3 hereto, shall not provide for acceleration of vesting upon any event.

(c) Acquirer shall be responsible for and shall cause to be paid any severance or other amounts (excluding accrued compensation or benefits) paid or payable by the Company (whether on or prior to or following the Closing) arising from or relating to the termination of any Specified Employee, or any other Designated Employee who did not receive an offer of continued employment with the Company, Holdco or Acquirer prior to the Closing Date providing for (i) a base salary at least equal to the base salary of such Designated Employee that was in effect immediately prior to the Closing Date and (ii) benefits at least as favorable as those provided to similarly situated employees of Acquirer. Such severance or other amounts shall be excluded from the liabilities of the Company required to be reflected in the Company Net Working Capital and shall not result in a reduction of the Final Adjusted Purchase Price; provided however that, notwithstanding the foregoing, Acquirer shall not have responsibility for any such severance or other amounts payable to any Designated Employee who has been or would have been terminated by the Company in the ordinary course of business prior the Closing based on such employee’s material failure to meet performance standards set by the Company.

5.13. Benefit Plans.

(a) Effective as of the day immediately preceding the Closing Date, the Company and Holdco shall terminate all Company Employee Plans intended to include a Code Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than five (5) Business

Days prior to the Closing Date that such 401(k) plans shall not be terminated). Unless Acquirer provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company and Holdco shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors. The form and substance of such resolutions shall be subject to reasonable review by Acquirer. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company and Holdco shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer no later than five (5) Business Days prior to the Closing Date.

(b) As promptly as reasonably practicable after the Closing Date, Acquirer shall enroll the Continuing Employees in Acquirer’s (or its Affiliates’) 401(k) plan and health and welfare employee benefit plans for which such employees are eligible, including, but not limited to, its medical plan, dental plan, life insurance plan, disability plan (the “Acquirer Benefit Plans”), but excluding for the avoidance of doubt its U.S. and non U.S. equity compensation plans, U.S. and non U.S. incentive compensation plans, executive compensation plans, executive compensation arrangements, other pension plans (whether or not tax qualified) and its non U.S. benefits programs, on substantially similar terms applicable to employees of Acquirer who are similarly situated based on levels of responsibility, to the extent permitted by the terms of the applicable Acquirer Benefit Plans. Notwithstanding anything to the contrary herein, this Section 5.14(b) shall not operate to (i) duplicate any benefit provided to any Continuing Employee or to fund any such benefit, (ii) require Acquirer or its Subsidiaries or Affiliates or any Acquirer Benefit Plan or trust related thereto to pay for any benefits that relate to any time period prior to the Continuing Employees’ participation in the Acquirer Benefit Plans, (iii) require Acquirer to continue to maintain any employee benefit plan in effect following the Effective Time for Acquirer’s employees, including the Continuing Employees, or (iv) be construed to mean the employment of the Continuing Employees is not terminable by Acquirer at will at any time, with or without cause, for any reason or no reason.

(c) To the extent permitted under the Acquirer Benefit Plans, Continuing Employees shall receive full credit for service at the Company for purposes of eligibility, vesting and benefit accrual (but not benefit accrual in any defined benefit pension plan); provided that such credit does not result in duplications of benefits.

5.14. Section 280G Stockholder Approval. The Company and Holdco shall solicit, and use its reasonable best efforts to obtain, written consents executed by such number of eligible Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code (the “280G Vote”), with such stockholder approval or non-approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q&A-7 of Section 1.280G-1 of such Treasury Regulations, so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of 280G of the Code. In the event such stockholder approval is not obtained, the Company agrees that none of such payments or benefits shall be paid or provided pursuant to the Parachute Payment Waivers. For the avodiance of doubt, receipt of stockholder approval in respect of the 280G Vote shall not be a condition to Closing under this Agreement.

5.15. Parachute Payment Waivers. The Company and Holdco shall use its reasonable best efforts to obtain and deliver to Acquirer, prior to the initiation of the requisite stockholder approval procedure under Section 5.14, a Parachute Payment Waiver in substantially the form attached hereto as Exhibit L (the

“Parachute Payment Waiver”) from each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 5.14, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code. The Company shall inform each such Person of the Tax consequences to such Person of the failure to delivery such Parachute Payment Waiver for the purpose of having such Person’s parachute payment submitted to the Company stockholders for approval, including the intention of Acquirer to withhold all required Taxes, including excise taxes, on any parachute payments payable to such Person in connection with the Merger. For the avoidance of doubt, receipt of Parachute Payment Waivers shall not be a condition to Closing under this Agreement.

5.16. Assumption of Options, Additional Restricted Stock Units, New Restricted Stock Units and Related Matters.

(a) At the Effective Time, each Holdco Option held by a Continuing Employee that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Acquirer pursuant to this Section 5.16. Each such Holdco Option so assumed by Acquirer under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the Holdco Option Plan and the applicable stock option agreement) as are in effect immediately prior to the Effective Time (as such may be amended by any offer letter or employment agreement provided by Acquirer to such Holdco Optionholder, as applicable), except that (i) such option shall be exercisable for that number of whole shares of Acquirer Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Holdco Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time and the Equity Exchange Ratio, (ii) the per share exercise price for the shares of Acquirer Common Stock issuable upon exercise of such assumed option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Holdco Common Stock at which such option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio, and (iii) no assumed option may be “early exercised” (i.e., an assumed option may be exercised for shares of Acquirer Common Stock only to the extent the assumed option is vested at the time of exercise pursuant to the applicable vesting schedule). It is the intent of the parties that to the extent permitted by applicable Legal Requirements, all assumed Holdco Options in respect of Holdco Options that prior to the Effective Time were treated as incentive or non-qualified stock options under the Code shall from and after the Effective Time continue to be treated as incentive or non-qualified stock options, respectively, under the Code. Consistent with the terms of the Holdco Option Plan and the documents governing the outstanding options under such plan as in effect on the Agreement Date, the Merger shall not terminate any of the outstanding Holdco Options under such plan or accelerate the exercisability or vesting of such options or the shares of Acquirer Common Stock which shall be subject to those options upon Acquirer’s assumption of those options in the Merger.

(b) At the Effective Time, each Additional Restricted Stock Unit and New Restricted Stock Unit held by a Continuing Employee that is unexpired and outstanding as of the Effective Time, whether vested or unvested, shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Acquirer. Each such Additional Restricted Stock Unit and New Restricted Stock Unit so assumed by Acquirer under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the 2011 Equity Incentive Plan and the applicable notice of grant of stock unit or other applicable agreement) as are in effect immediately prior to the Effective Time (as such may be amended by any offer letter or employment agreement provided by Acquirer to such Holdco Optionholder, as applicable), except that such Additional Restricted Stock Unit and New Restricted Stock Unit shall be settled by the issuance of that number of whole shares of Acquirer Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Holdco Common Stock that were issuable upon settlement of such Additional Restricted Stock Unit and New Restricted Stock Unit immediately prior to the Effective Time multiplied by the Equity Exchange Ratio. Consistent with the terms of the plan under which such Additional Restricted Stock Unit and New Restricted Stock Units were issued and the applicable notice of grant of stock unit or other applicable agreement as in effect on the date of grant, the Merger shall not terminate any of the outstanding Additional Restricted Stock Units and New Restricted Stock Units held by Continuing Employees under such plan or accelerate the vesting of such Additional Restricted Stock Units and New Restricted Stock Units or the shares of Acquirer Common Stock which shall be subject to those Additional Restricted Stock Units and New Restricted Stock Units upon Acquirer’s assumption in the Merger. Promptly after the Closing Date, Acquirer shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Additional Restricted Stock Unit and New Restricted Stock Unit a document evidencing the foregoing assumption by Acquirer.

(c) (i) Each of Holdco and the Company shall use its commercially reasonable efforts to ensure that all vested and outstanding Company Options, other than those held by Continuing Employees, have been exercised for shares of Company Common Stock prior to the Effective Time, and (ii) each of Holdco and the Company shall cause all Company Options, Additional Restricted Stock Units and New Restricted Stock Units, other than those held by Continuing Employees, that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time, whether vested or unvested, to be terminated as of immediately prior to the Effective Time.

(d) The Company and Holdco shall promptly, but in no event later than ten (10) Business Days after the Agreement Date, provide such notice to the holders of Company Warrants and take such other actions as reasonably required to cause each Company Warrant to terminate, to the extent not exercised, as of immediately prior to the Effective Time.

(e) The Company and Holdco shall ensure that, except for Company Options to be assumed by Acquirer at the Effective Time pursuant to Section 5.16(a) and Additional Restricted Stock Units and New Restricted Stock Units to be assumed by Acquirer at the Effective Time pursuant to Section 5.16(b), there shall be no Company Rights outstanding immediately prior to the Effective Time.

(f) The Company and Holdco shall use commercially reasonable efforts to cause the delivery to Acquirer at or prior to the Closing of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired unvested shares of Company Common Stock (where applicable) after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), together with evidence of timely filing of such election statement with the appropriate Internal Revenue Service Center.

5.17. Form S-8. Acquirer will use commercially reasonable efforts to cause the Acquirer Common Stock issuable upon exercise of the assumed Company Options and settlement of the assumed Additional Restricted Stock Units and New Restricted Stock Units for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 (assuming timely receipt of the Spreadsheet, all option and restricted stock unit documentation relating to the Company Options, Additional Restricted Stock Units and New Restricted Stock Units outstanding immediately prior to the Effective Time and all signatures, opinions and consents required for such registration statement and any financial statements required to be incorporated by reference in such registration statement) within ten (10) Business Days following the Closing Date, will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed Company Options, Additional Restricted Stock Units and New Restricted Stock Units remain outstanding and will reserve a sufficient number of shares of Acquirer Common Stock for issuance upon exercise or settlement thereof. The Company, Holdco and its counsel and independent auditors shall reasonably cooperate with and assist Acquirer in the preparation of such registration statement. The Form S-8 registration statement shall not cover the shares of Acquirer Common Stock subject to any Company Options, Additional Restricted Stock Units and New Restricted Stock Units assumed by Acquirer which are held by Persons who do not become employees of the Acquirer at the Effective Time or do not otherwise have a service relationship with the Acquirer at the Effective Time.

5.18. Tax Free Reorganization

(a) None of Acquirer, Sub, the Company, Holdco or their respective subsidiaries or affiliates shall take, or agree to take, any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Acquirer, Merger Subs, Holdco and the Company will cooperate with counsel for the Company in providing reasonable representations in connection with counsel’s issuing a tax opinion that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Counsel for the Company shall be entitled to rely upon such representations in rendering any such opinion.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Acquirer, Sub, the Company and Holdco shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.19. Regulatory Approvals.

(a) Acquirer shall promptly execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under the HSR Act or other applicable federal, state or foreign antitrust law) or other document that may be necessary in order to obtain the expiration or termination of any applicable waiting period or the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required, or which the Company may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. Acquirer shall use reasonable best efforts to obtain, and to cooperate with Holdco and the Company to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by Acquirer or Merger Subs with respect to such authorizations, approvals and consents. Acquirer shall promptly inform the Company of any material communication between Acquirer and any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement. If Acquirer or any of its Affiliates receives any formal or informal request for information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then Acquirer shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquirer shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company.

(b) The Company and Holdco shall promptly execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under the HSR Act or other applicable federal, state or foreign antitrust law) or other document that may be necessary in order to obtain the expiration or termination of any applicable waiting period or the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required, or which Acquirer may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. The Company and Holdco shall use commercially reasonable efforts to cooperate with Acquirer to promptly obtain, all such authorizations, approvals and consents and shall pay, subject to the provisions of Section 5.11, any associated filing fees payable by the Company or Holdco with respect to such authorizations, approvals and consents. The Company and Holdco shall promptly inform Acquirer of any material communication between the Company and Holdco and any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement. If the Company or any of its Affiliates receives any formal or informal request for information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then the Company and Holdco shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of Acquirer.

(c) Notwithstanding anything to the contrary contained in this Agreement, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any federal, state or foreign laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), it is expressly understood and agreed that: (i) Acquirer shall not have any obligation to litigate or contest or remove any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Acquirer shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquirer, the Company or any of their respective Subsidiaries or Affiliates, (B) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates to freely conduct their business or own or exercise control of such assets, (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock, or (D) any other limitation on the complete and absolute authority of Acquirer to cause the Final Surviving Entity and each of its Subsidiaries to operate its business and conduct its affairs as determined in Acquirer’s sole and absolute discretion (each of the restraints or limitations referred to in clauses “(A)” through “(D)” above being referred to herein as, an “Antitrust Restraint”). Nothing in this Section 5.19 shall limit Acquirer’s or Holdco and the Company’s right to terminate this Agreement pursuant to Section 7.1(a)(ii) if Acquirer or Holdco and the Company, as applicable, has, until such date, complied in all material respects with its obligations under this Section 5.19.

5.20. Director and Officer Indemnification.

(a) If the Merger is consummated, from and after the Effective Time, Acquirer will, for a period of six (6) years following the Effective Time, cause the Final Surviving Entity and the Company to fulfill and honor in all respects the obligations of the Company to each present and former director or officer of the Company and its Subsidiaries (collectively, the “Company Indemnified Persons”) pursuant to the indemnification agreements with the Company in effect as of the Agreement Date, complete and executed copies of which have been provided to Acquirer prior to the Agreement Date, and pursuant to the Company’s Amended and Restated Certificate of Incorporation or Bylaws, in each case, in effect as of the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted after the Effective Time.

Acquirer will jointly and severally with the Final Surviving Entity and the Company fulfill and honor in all respects all such obligations. Any claims for indemnification made under this Section 5.20 on or prior to the sixth anniversary of the Effective Time shall survive such sixth (6th) anniversary until the final resolution thereof.

(b) Prior to the Closing, the Company may, at its own expense, purchase an insurance and indemnification policy that provides coverage for acts or omissions occurring on or prior to the Effective Time (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms acceptable to the Company. If the Company pays all premiums due and payable with respect to the D&O Insurance prior to the Closing, then Acquirer shall (and shall cause the Company, its Subsidiaries and the Final Surviving Entity to) maintain such D&O Insurance in effect for the full term thereof.

(c) The rights of each Company Indemnified Person under this Section 5.20 shall be in addition to any rights such Person may have under the DGCL or any other Legal Requirement. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Company Indemnified Person his or her heirs and his or her Representatives. Acquirer shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Company Indemnified Person in connection such Company Indemnified Person’s successful enforcement of his or her rights provided in Section  5.20(a).

5.21. Resignations. The Company will use reasonable best efforts to obtain and deliver to Acquirer at Closing evidence reasonably satisfactory to Acquirer of the resignation of each of the directors and each of the officers of the Company, Holdco and of each Subsidiary in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company, Holdco and of each such Subsidiary, effective no later than immediately prior to the Effective Time.

5.22. Government Contracts Matters.

(a) As soon as reasonably practicable after the Agreement Date, the Company shall engage an accounting firm with a national reputation and expertise in forensic auditing of government contract and GSA contract pricing (the “GSA Audit Firm”) to (i) conduct an audit of the Company and its Subsidiaries for GSA Contract Liabilities (the “GSA Audit”), and (ii) provide an audit report to include an estimate of the actual amount of GSA Contract Liabilities (the “Company Estimate of GSA Contract Liabilities”). The selection of the GSA Audit Firm shall be subject to the consent of Acquirer, such consent to not be unreasonably withheld, conditioned or delayed; provided, however, that in the event the Company selects a “Big 4” accounting firm with the foregoing relevant experience as the GSA Audit Firm, Acquirer shall not be permitted to withhold such consent. Acquirer shall be permitted to discuss the audit and the scope of the audit with the GSA Audit Firm, and shall be permitted reasonable periodic access to the GSA Audit Firm, within the presence of one or more representatives of the Company, during the course of such GSA Audit, and to all reports prepared by such GSA Audit Firm.

(b) At any time prior to Closing, the Company shall make and submit a disclosure to the GSA Inspector General, with a copy to the contracting officer (such disclosures, together with any documentation submitted with such disclosures and any subsequent amendment thereof, or supplement thereto, the “GSA Disclosures”), and will offer and, if accepted, make payment to GSA of all estimated GSA Contract Liabilities regarding pricing under the GSA Contract and the GSA Modification (with any such payments offered to and accepted by GSA and not paid on or prior to the Closing to be included in the liabilities of the Company required to be reflected in the final Company Net Working Capital calculations hereunder to the extent not so paid). The Company will consult in advance and co-operate with Acquirer on, and Acquirer will have the right to review in advance, all such GSA Disclosures and the Company shall obtain the written consent of Acquirer (such consent not to be unreasonably delayed, withheld or conditioned) prior to the submission of any such GSA Disclosures (“Acquirer Consultation and Consent”). Such GSA Disclosures shall be true and complete in all material respects and shall not misstate or omit any material fact. Nothing herein shall prohibit the Company from making an initial GSA Disclosure and payment to the GSA Inspector General prior to completion of the GSA Audit, nor shall anything prohibit the Company from making subsequent GSA Disclosures and payment, subject to the Company complying with the foregoing Acquirer Consultation and Consent requirements.

(c) The Company will promptly notify Acquirer upon: (i) the receipt of any communications from any officials of any Governmental Entity in connection with the GSA Disclosures, (ii) the receipt of any request by any officials of any Governmental Entity for amendments or supplements to any GSA Disclosures or for additional information in relation thereto, (iii) the receipt of any written notice of any outstanding claims or contract disputes, relating to the Government Contracts, to which the Company or any of its Subsidiaries is a party, and (iv) after the Agreement Date, the Company, Holdco or any of their respective Subsidiaries gaining any knowledge of any credible evidence of significant overpayment(s) on any of its Government Contracts other than overpayments resulting from contract financing payments as defined in FAR 32.001. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Legal Requirements or by the applicable Governmental Entity, the Company agrees to (A) give Acquirer reasonable advance notice of all meetings with any Governmental Entity relating to the GSA Disclosures, (B) provide to Acquirer prompt and full updates of, including by providing written summaries specifying in reasonable detail, the nature, content and results of all meetings with any Governmental Entity relating to the GSA Disclosures, (C) keep Acquirer reasonably apprised with respect to any material communications with any Governmental Entity regarding the GSA Disclosures, (D) consult with and provide Acquirer with a reasonable advance opportunity to review and propose changes with respect to, all written material communications with a Governmental Entity regarding the GSA Disclosures, and (E) provide Acquirer with copies of all material written communications from any Governmental Entity relating to the GSA Disclosures.

(d) The Company shall discharge and pay all of its costs, expenses and fees related to the GSA Disclosures incurred prior to Closing, including the costs, expenses and fees of the GSA Audit Firm and of any payment, resolution or settlement of GSA Contract Liabilities (and any such amounts that are unpaid as of the Closing shall be accrued for and taken into account in the computation of the Company Net Working Capital). Any formal settlements entered into by the Company or any of its Subsidiaries with any Governmental Entity in connection with the GSA Disclosures prior to the Closing shall require the prior written consent of Acquirer, such consent not to be unreasonably withheld, conditioned or delayed, and any such settlement shall, to the extent reasonably practicable, effect a settlement, discharge and release of the Company and its Affiliates from all claims with respect to all GSA Contract Liabilities related to both the GSA Contract and the GSA Modification; provided however, that any such settlement(s) shall not prohibit or restrict the Company, Acquirer or their respective Affiliates from continuing to conduct ongoing or new business with any Governmental Entity.

(e) The parties shall enter into any such joint defense agreements so as to maintain the attorney-client privilege with respect to work product and communications relating to the GSA Audit.

5.23. Conflict Waiver. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates that the Company is the client of Proskauer Rose LLP (the “Law Firm”). After the Closing, it is possible that the Law Firm will represent the Effective Time Holders, the Stockholders’ Agent and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with matters related to this Agreement or the Escrow Agreement, including, without limitation, matters related to the Escrow Fund and GSA Escrow Fund and any claims related thereto pursuant to this Agreement, the Escrow Agreement or the Stockholders’ Agent Agreement. Acquirer and the Company hereby agree that the Law Firm (or any successor) may represent the Seller Group in the future in connection with matters related to this Agreement, the Escrow Agreement or the Stockholders’ Agent Agreement and any claims that may be made thereunder pursuant to this Agreement, the Escrow Agreement or the Stockholders’ Agent Agreement. The Law Firm (or any successor) may serve as counsel to Seller Group or any director, member, partner, officer, employee, representative or Affiliate of the Seller Group in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement, the Stockholders’ Agent Agreement or the transactions contemplated by this Agreement or the Escrow Agreement and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties hereto acknowledges that such consent and waiver is voluntary, has been carefully considered and the parties have consulted with counsel or been advised they should do so in connection with this waiver and consent.

ARTICLE 6.

Conditions to the Merger

6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction or valid waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Merger shall have been duly and validly approved and this Agreement shall have been duly and validly adopted, as required by the DGCL and the Company’s Amended and Restated Certificate of Incorporation and Bylaws and similar organizational documents of Holdco, each as in effect on the date of such approval and adoption, by the written consent of Company Stockholders representing ninety percent (90%) or more of the issued and outstanding shares of Company Capital Stock, on an as converted to Company Common Stock and Holdco Common Stock basis.

(b) No Order; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition shall be in effect which (i) prevents the consummation of the Merger (ii) prohibits Acquirer’s ownership or operation of any portion of the business of the Company or any of its Subsidiaries, (iii) compels Acquirer or the Company to dispose of or hold separate all or any material portion of the business or assets of Acquirer, the Company or any of their respective Subsidiaries or Affiliates as a result of the Merger or (iv) imposes any other Antitrust Restraint. No any action shall have been taken by any Governmental Entity seeking any of the foregoing restraints or limitations referred to in clauses (i) through (iv) above, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which would result in any of the foregoing restraints or limitations referred to in clauses (i) through (iv) above.

(c) HSR Act. All applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or otherwise been terminated.

(d) Governmental Approvals. Acquirer, Merger Subs, Holdco and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger, the Restructuring and the other transactions contemplated hereby.

6.2. Additional Conditions to Obligations of the Company. The obligations of Holdco and the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Holdco and the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of Acquirer in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). Acquirer shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.3(a).

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Acquirer since the Agreement Date.

(d) Acquirer Common Stock. The shares of Acquirer Common Stock to be issued by the Acquirer pursuant to Section 1.8(a)(ii)(B) shall be (i) freely tradable and issued without legends (except if issued pursuant to a Private Placement in accordance with Section 5.2, in which case such shares shall be issued in compliance with Section 4(2) of the Securities Act), and (ii) approved for listing upon the Effective Time on NASDAQ or the New York Stock Exchange.

6.3. Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of the Company and Holdco in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). The Company and Holdco shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by the Company or Holdco at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments and other documents set forth in Section 1.3(b).

(c) No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger, the Restructuring or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of stock of the Final Surviving Entity and the Company or Holdco continuing as a wholly-owned Subsidiary of the Final Surviving Entity and an indirect wholly-owned Subsidiary of Acquirer.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company or Holdco since the Agreement Date.

(e) Employees. Subject to Section 5.12, at least 75% of the combined number of Retention Executives and Key Employees who have received by no later than the Employment Offer Deadline employment offers that are (i) substantially consistent with the Employment Benefits, (ii) pursuant to Employment Documents materially consistent with the Employment Document Forms, and (iii) on terms otherwise customary and reasonably acceptable to such Retention Executives or Key Employees, on the one hand, and Acquirer, on the other hand, shall have remained continuously employed with the Company, Holdco or such Subsidiary from the Agreement Date through the Closing and shall not have rescinded any of the Employment Documents executed and delivered by such individual following the execution of the Original Agreement.

(f) Termination of Company Warrants. All Company Warrants and Holdco Warrants shall have been exercised in full, cancelled or terminated and there shall be no further obligation as of the Effective Time on the part of Acquirer or the Final Surviving Entity or any other Person with respect to any such Company Warrants.

(g) Restructuring. The Restructuring shall have been properly completed in a manner, upon terms and conditions and pursuant to agreements and documentation reasonably acceptable to Acquirer, which agreements and documentation shall provide for the consideration in the Merger to be paid to Company Stockholders in a manner that is substantially consistent with Section 1.8 hereof.

(h) GSA Disclosures. The GSA Disclosures shall have been made to the Persons described in Section 5.22(b) and the offer of payment of the Company’s estimate of GSA Contract Liabilities shall have been made.

ARTICLE 7.

Termination, Amendment and Waiver

7.1. Termination.

(a) At any time prior to the Closing, this Agreement may be terminated:

(i) by mutual written consent duly authorized by the Company and Acquirer;

(ii) by either Acquirer or the Company, if the Closing shall not have occurred on or before August 15, 2011 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided, however, that if the Effective Time shall not have occurred before the Termination Date, but as of the Termination Date all of the conditions to the obligations of the parties to consummate the Merger pursuant to Article 6 (other than (x) those conditions that by their nature are to be satisfied at the Closing and (y) any of the conditions set forth in Section 6.1(b), Section 6.1(c) Section 6.1(d) or Section 6.3(c), but only to the extent the matter giving rise to the failure of any such condition to be satisfied is related to Antitrust Laws) have been satisfied or waived in writing, then at the election of either Acquirer or the Company, the Termination Date shall be extended for a period of one hundred twenty (120) days; provided, further, that the right to terminate this Agreement under this clause (b) of Section 7.1 shall not be available to any party whose breach of any covenant or agreement hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(iii) by either Acquirer or the Company, if (i) there shall be any applicable Legal Requirements that makes consummation of the Merger illegal or otherwise prohibited or (ii) any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(iv) by Acquirer, if (i) the Company or Holdco shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within twenty (20) days after receipt by the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied, or (ii) there shall have been a Material Adverse Effect with respect to the Company or Holdco and such Material Adverse Effect with respect to the Company or Holdco shall not have been cured within twenty (20) days after receipt by the Company of written notice of such Material Adverse Effect (provided, however, that no such cure period shall be available or applicable to any such Material Adverse Effect with respect to the Company which by its nature cannot be cured); or

(v) by the Company, if (i) Acquirer shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within twenty (20) days after receipt by Acquirer of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied, or (ii) there shall have been a Material Adverse Effect with respect to Acquirer and such Material Adverse Effect with respect to Acquirer shall not have been cured within twenty (20) days after receipt by Acquirer of written notice of such Material Adverse Effect (provided, however, that no such cure period shall be available or applicable to any such Material Adverse Effect with respect to Acquirer which by its nature cannot be cured).

(b) Any termination of this Agreement under clauses (a)(ii) through (v) of this Section 7.1 will be effective by the delivery of a written notice of the terminating party to the other party hereto.

7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer, Merger Subs, the Company, Holdco or their respective officers, directors, stockholders or affiliates; provided, however, that (a) the provisions of Section 5.6 (Confidentiality; Public Disclosure), this Section 7.2 (Effect of Termination), Article 10 (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, (b) nothing herein shall relieve any party hereto from liability in connection with any willful breach of such party’s representations, warranties or covenants contained herein and (c) in no event shall any party hereto be liable for punitive damages.

7.3. Amendment. The parties hereto may amend this Agreement at any time prior to the Closing Date pursuant to an instrument in writing signed on behalf of each of the parties hereto, and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

7.4. Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Stockholders’ Agent and Acquirer may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Any agreement on the part of a party hereto or the Stockholders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE 8.

Escrow Fund and Indemnification

8.1. Escrow Fund. At the Effective Time, Acquirer will withhold from the cash issuable to each Effective Time Holder in the Merger such Effective Time Holder’s Pro Rata Share of the Escrow Cash (such aggregate amount of cash being referred to herein as the “Escrow Fund”). Subject to Section 8.4 below, the Escrow Fund shall be available to compensate Acquirer (on behalf of itself or any other Acquirer Indemnified Person (as such term is defined in Section 8.2 below)) for Indemnifiable Damages (as such term is defined in Section 8.2 below) pursuant to the indemnification obligations of the Effective Time Holders set forth herein. No portion (nor all) of the Escrow Fund, nor any beneficial interest therein, may be pledged, subjected to any Encumbrance, sold, assigned or transferred, by any Effective Time Holder, or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Effective Time Holder, in each case prior to the disbursement of the Escrow Fund to any Effective Time Holder in accordance with Section  8.4(a) below.

8.2. Indemnification. From and after the Closing, subject to the limitations set forth in this Article 8 and Section 10.1(a), the Effective Time Holders shall severally, but not jointly, based on such Effective Time Holder’s Pro Rata Share, indemnify and hold harmless Acquirer and its officers, directors, agents and employees, and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Acquirer Indemnified Person” and collectively as “Acquirer Indemnified Persons”) from and against any and all losses, debts, obligations, liabilities1, damages, fees, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals, directly or indirectly, whether or not due to a third-party claim, incurred by an Acquirer Indemnified Person (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by the Company in this Agreement, or of any factual statement contained in the Company Disclosure Letter (solely to the extent the Company Disclosure

[1]	In the interest of clarity and to avoid ambiguity, the parties are intentionally not using the defined term “Liabilities” in this Section 8.2.

Letter expressly states that such factual statement shall be deemed to be or constitute a representation and warranty), to be true and correct as of the Agreement Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (ii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement, (iii) any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.8(a) upon the exchange of such Dissenting Shares, and any reasonable interest, costs, expenses and fees incurred by any Acquirer Indemnified Person in connection with the exercise of any appraisal rights, (iv) any inaccuracies in the Spreadsheet, (v) any Indemnifiable Transaction Expenses, and (vi) GSA Contract Liabilities and GSA Expenses subject to and in accordance with this Article 8. Each Effective Time Holder shall also severally, and not jointly, indemnify and hold harmless the Acquirer Indemnified Persons from and against any and all Indemnifiable Damages directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with the failure of such Effective Time Holder to have good and valid title to the shares of Company Capital Stock as set forth in the Spreadsheet. Materiality qualifications, and qualifications by reference to the defined term “Material Adverse Effect”, in any representation or warranty shall be taken into account in determining whether a failure of any representation or warranty to be true and correct exists but shall not be taken into account solely in determining the amount of any Indemnifiable Damages for failure of such representation and warranty (with such qualifications taken into account) to be true and correct.

8.3. Threshold; Other Limitations.

(a) Notwithstanding anything contained herein to the contrary, no Acquirer Indemnified Person shall be entitled to receive any amounts in respect of any claim for indemnification that is made pursuant to clause (i) of the first sentence of Section 8.2 (the failure of any representation and warranty to be true and correct) (other than in the case of fraud, intentional misrepresentation or willful breach or a failure of a representation or warranty contained in clause (ii) of the first sentence of Section 2.22 (Accounts Receivable)) unless and until the Acquirer Indemnified Persons have incurred, as to all matters giving rise to indemnification under clause (i) of Section 8.2, Indemnifiable Damages (as determined in accordance with the provisions of this Article 8) in an aggregate amount greater than $1,000,000 (the “Threshold”), after which the Acquirer Indemnified Person may receive Escrow Cash from the Escrow Fund equal to the amount of all Indemnifiable Damages (including the amount of the Threshold).

(b) Notwithstanding anything to the contrary contained herein, no Acquirer Indemnified Person may recover any Indemnifiable Damages for (a) the value, condition or diminution of any Tax attribute (e.g., net operating loss carryforward or tax credit carryforward) of the Company or its Subsidiaries or (b) the ability of Acquirer, the Company or their Subsidiaries to utilize such Tax attribute following the Closing.

(c) Following the Effective Time, the sole and exclusive liability and responsibility of the Effective Time Holders to the Acquirer Indemnified Persons under or in connection with this Agreement, the Merger or the transactions contemplated hereby or thereby (including for any breach of representation or warranty or for any breach of any covenant or obligation or for any other reason), and the sole and exclusive remedy of the Acquirer Indemnified Persons with respect to any of the foregoing, shall be as set forth in this Article 8.

(d) If the Merger is consummated, recovery from the Escrow Fund (and with respect to GSA Contract Liabilities, the GSA Escrow Fund as provided herein) shall constitute the sole and exclusive remedy of the Acquirer Indemnified Persons under or in connection with this Agreement, the Merger or the transactions contemplated hereby or thereby (including for any breach of representation or warranty or for any breach of any covenant or obligation or for any other reason), except (i) in the case of fraud, intentional misrepresentation or willful breach by any Person, and (ii) any failure of any of the representations and warranties contained in Section 2.2(a), (b)(i) and (iii), (d) and (e) (Capital Structure), Section 2.3(a) (Authority) or Section 2.12 (Taxes) (collectively, the “Company Fundamental Representations”) to be true and correct as aforesaid, or (iii) with respect to an Acquirer Debarment. In the case of fraud, intentional misrepresentation, willful breach, any failure of any of the Company Fundamental Representations to be true and correct as aforesaid or any Acquirer Debarment, after Acquirer Indemnified Persons have exhausted or made claims upon the Escrow Fund (with the Acquirer Indemnified Person being required to first resort to the Escrow Fund), each Effective Time Holder shall be severally, but not jointly, liable in an amount equal to the amount of any Indemnifiable Damages resulting from such fraud, willful breach, failure of the Company Fundamental Representations to be true and correct as aforesaid or Acquirer Debarment multiplied by such holder’s Pro Rata Share. In no event shall the aggregate liability for all Indemnifiable Damages (including Indemnifiable Damages recovered from the Escrow Fund) under this Agreement (including, for the avoidance of doubt, Indemnifiable Damages resulting from fraud, intentional misrepresentation or willful breach of this Agreement or failure of the Fundamental Representations to be true and correct as aforesaid, or an Acquirer Debarment) (A) with respect to any Effective Time Holder, exceed such Effective Time Holder’s Pro Rata Share of the Final Adjusted Purchase Price, and (B) with respect to all of the Effective Time Holders, exceed the Final Adjusted Purchase Price received by such Effective Time Holders.

(e) Notwithstanding anything contained herein to the contrary, the amount of any Indemnifiable Damages incurred or suffered by an Acquirer Indemnified Person shall be calculated after giving effect to (i) any insurance proceeds actually received by the Acquirer Indemnified Persons (or any of their Affiliates) with respect to such Indemnifiable Damages and (ii) any amounts actually recovered by the Acquirer Indemnified Persons (or any of their Affiliates) from any other third party (in each case, net of the costs and expenses of pursuing and collecting such insurance proceeds or amounts from such third parties, and net of any insurance premium increases); provided, however, that nothing set forth in this Section 8.3(d) shall be deemed to require or obligate any Acquirer Indemnified Person to seek or continue to pursue recovery under any insurance policy or against any other third party with respect to any amount of Indemnifiable Damages.

(f) Notwithstanding anything to the contrary herein, Indemnifiable Damages shall exclude punitive damages except to the extent such punitive damages are payable to a third party.

(g) Notwithstanding anything contained herein to the contrary, in no event will any Acquirer Indemnified Person have any right to indemnification for (and Indemnifiable Damages shall not be deemed to have been incurred) for Indemnifiable Damages (or portions of Indemnifiable Damages, as applicable) with respect to any matter to the extent that such matter (and the corresponding amount of Indemnifiable Damages in respect of which any Acquirer Indemnified Person shall not have a right indemnification) is accrued or otherwise accounted for in the calculation of “Company Net Working Capital” or the merger consideration has been adjusted for such matter pursuant to this Agreement.

(h) Notwithstanding anything contained herein to the contrary, in the event that any Acquirer Indemnified Person receives any amount in respect of any claim for indemnification in connection with the failure of a representation or warranty contained in clause (ii) of the first sentence of Section 2.22 (Accounts Receivables) to be true and correct, and the receivables giving rise to such claim are subsequently collected by or on behalf of the Company or any of its Subsidiaries on or prior to the Second Escrow Release Date (Acquirer hereby agreeing that it shall use its reasonable best efforts to cause the Company and its Subsidiaries to collect such receivables), then Acquirer shall promptly after collection of such receivables deposit in the Escrow Fund the full amount so collected, such amount to be included in the Escrow Cash for all purposes of this Agreement.

8.4. Period for Claims Against Escrow Fund.

(a) Except as expressly set forth in Section 8.4(c), the period during which claims for Indemnifiable Damages may be made by any Acquirer Indemnified Person (the “Claims Period”) shall commence at the Closing and terminate at 11:59 p.m. California time on December 17, 2012 (the “Second Escrow Release Date”); provided, however, that within five (5) Business Days following 11:59 p.m. California time on the date that is twelve (12) months following the Closing Date (the “First Escrow Release Date”), Acquirer shall instruct the Escrow Agent to disburse from the Escrow Fund to each Effective Time Holder such Effective Time Holder’s Pro Rata Share of fifty percent (50%) of the Escrow Fund, less the sum of (i) that portion of the Escrow Fund paid to Acquirer prior to the First Escrow Release Date in satisfaction of claims for indemnification in accordance with Article 8 of this Agreement, (ii) that portion of the Escrow Fund that is determined, in the reasonable judgment of Acquirer, to be reasonably necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate (as defined in Section 8.5(a) below) delivered to the Stockholders’ Agent prior to the First Escrow Release Date in accordance with Article 8 of this Agreement, (iii) if potential GSA Contract Liabilities have not been Finally Resolved with the applicable Governmental Entity by the First Escrow Release Date, an amount from the Escrow Fund equal to the higher of (A) the Company Estimate of GSA Contract Liabilities, or (B) the preliminary and reasonable estimate by Acquirer based on its investigation of GSA Contract Liabilities to date, and (iv) a reasonable estimate of the GSA Expenses to be reasonably necessary to be incurred to achieve Final Resolution ((iii) and (iv) collectively, the “GSA Escrow Fund”). Acquirer shall promptly release from the GSA Escrow Fund any such amounts held back in excess of the final Acquirer Estimate of GSA Contract Liabilities delivered pursuant to Section 8.4(b) below. If potential GSA Contract Liabilities have been Finally Resolved prior to the Second Escrow Release Date, then Acquirer shall within five (5) Business Days following the date such potential GSA Contract Liabilities have been Finally Resolved cause the Escrow Agent to disburse to each Effective Time Holder such Effective Time Holder’s Pro Rata Share of the amount of the GSA Escrow Fund less any amounts paid from the GSA Escrow Fund following the First Escrow Release Date. Within five (5) Business Days following the Second Escrow Release Date, Acquirer shall instruct the Escrow Agent to disburse to each Effective Time Holder such Effective Time Holder’s Pro Rata Share of the remainder of the Escrow Fund less (i) that portion of the Escrow Fund paid to Acquirer after the First Escrow Release Date and before the Second Escrow Release Date in satisfaction of claims for indemnification in accordance with this Article 8 of this Agreement, (ii) that portion of the remainder Escrow Fund that is determined, in the reasonable judgment of Acquirer, to be reasonably necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Stockholders’ Agent prior to the Second Escrow Release Date in accordance with this Article 8 of this Agreement, and (iii) the GSA Escrow Fund. If potential GSA Contract Liabilities have not been Finally Resolved with all relevant Governmental Entities by the Acquirer Audit Deadline, then Acquirer shall instruct that the amount of the GSA Escrow Fund less the amount of the Acquirer Estimate of GSA Contract Liabilities be released to the Effective Time Holders (in accordance with their Pro Rata Share) no later than the Acquirer Audit Deadline, provided, further, that such GSA Escrow Fund, if any, held following the First Escrow Release Date, the Second Escrow Release Date or the Acquirer Audit Deadline, as applicable, shall only be available to compensate Acquirer or any other Acquirer Indemnified Person for Indemnifiable Damages pursuant to clause (vi) of the first sentence of Section 8.2. Any portion of the Escrow Fund held following the First Escrow Release Date or the Second Escrow Release Date, as applicable, with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be disbursed to the Effective Time Holders within five (5) Business Days following resolution of such claims. Within five (5) Business Days following the Final Resolution of all GSA Contract Liabilities, Acquirer shall instruct the Escrow Agent to disburse to each Effective Time Holder such Effective Time Holder’s Pro Rata Share of the remaining portion of the GSA Escrow Fund not previously paid to resolve GSA Contract Liabilities and GSA Expenses. Any claims for GSA Contract Liabilities or GSA Expenses shall be made prior to the Acquirer Audit Deadline.

(b) Acquirer shall exercise commercially reasonable efforts to form, as promptly and accurately as reasonably possible based on current information, an estimate of the maximum GSA Contract Liabilities (the “Acquirer Estimate of GSA Contract Liabilities”), but by no later than the date (the “Acquirer Audit Deadline”) that is the earlier of (i) twenty-one (21) months from Closing, or (ii) the completion of an audit of GSA Contract Liabilities of the Company under Acquirer’s supervision by the GSA Audit Firm with the assistance of any other appropriate legal or other advisors to assist in such efforts, which audit shall take into account the status of any government investigation and demands by the government prior to the Second Escrow Release Date. The Acquirer Estimate of GSA Contract Liabilities shall be based on the report of GSA Contract Liabilities as of the Acquirer Audit Deadline prepared by the GSA Audit Firm and shall reflect the reasonable estimate of the maximum liability that could be reasonably demanded by or owed by the Company to Governmental Entities for GSA Contract Liabilities incurred by the Company for activities prior to Closing, plus (1) any outstanding amounts due for the GSA Expenses reasonably incurred after the Closing but prior to the Second Escrow Release Date, and (2) a reasonable estimate of the GSA Expenses to be reasonably incurred to achieve Final Resolution of all GSA Contract Liabilities, provided all of the foregoing amounts shall be subject to the GSA Expense Limitations.

(c) Notwithstanding anything contained herein to the contrary, the Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with claims with respect to (i) fraud, intentional misrepresentation or willful breach by the Company, (ii) any failure of any of the Company Fundamental Representations to be true and correct, and (iii) any Acquirer Debarment, shall, in each case, commence at the Closing and terminate upon the expiration of the applicable statute of limitations.

(d) The availability of the Escrow Fund to indemnify the Acquirer Indemnified Persons will be determined without regard to any right to indemnification which any Effective Time Holder may have in his or her capacity as an officer, director, employee, or agent of the Company or any of its Subsidiaries and no such Effective Time Holder will be entitled to any indemnification from the Company or the Final Surviving Entity for amounts paid for indemnification under this Article 8.

8.5. Claims.

(a) On or before the last day of the applicable Claims Period, Acquirer may deliver to each of (1) the Stockholders’ Agent and (2) Paul Sparta, in each case in accordance with Section 10.2 (with a copy to the Escrow Agent to the extent the Escrow Fund is still in place), a certificate signed by any officer of Acquirer (a “Claim Certificate”):

(i) stating that an Acquirer Indemnified Person has incurred, paid, reserved or accrued, or that it reasonably believes it will incur, pay, reserve or accrue, Indemnifiable Damages;

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably believed by Acquirer to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) No delay in providing such Claim Certificate within the Claims Period shall affect an Acquirer Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Effective Time Holders are materially prejudiced thereby. At the time of delivery of any Claim Certificate to each of the Stockholders’ Agent and Paul Sparta, a duplicate copy of such Claim Certificate shall be delivered to the Escrow Agent by Acquirer (on behalf of itself or any other Acquirer Indemnified Person).

(c) All reasonable GSA Expenses reasonably incurred by Acquirer shall be subject to indemnification from the Escrow Fund or the GSA Escrow Fund, subject to the applicable limitations set forth in this Article 8 and in Section 10.1.

8.6. Resolution of Objections to Claims.

(a) If the Stockholders’ Agent does not contest, by written notice to Acquirer (with a copy to the Escrow Agent to the extent the Escrow Fund is still in place), any claim or claims by Acquirer made in any Claim Certificate within thirty (30) Business Days after any such Claim Certificate is received by both the Stockholders’ Agent and Paul Sparta, then (i) the Stockholders’ Agent will be deemed to have objected to the recovery by the Acquirer Indemnified Person of any Indemnifiable Damages specified in the Claim Certificate and (ii) the Acquirer may re-deliver (with a copy to the Escrow Agent to the extent the Escrow Fund is still in place) to each of (i) the Stockholders’ Agent and (ii) Paul Sparta, in each case in accordance with Section 10.2, a copy of the Claim Certificate together with a notice (the “Second Notice”) stating in bold, capitalized font at the top of such notice: “THIS NOTICE CONTAINS A SECOND DELIVERY OF THE CLAIM CERTIFICATE. IF THE STOCKHOLDERS’S AGENT DOES NOT CONTEST, BY WRITTEN NOTICE TO ACQUIRER, ANY CLAIM OR CLAIMS BY ACQUIRER CONTAINED IN THE ATTACHED CLAIM CERTIFICATE WITHIN [INSERT DATE THAT IS TEN (10) BUSINESS DAYS FOLLOWING RECEIPT BY BOTH THE STOCKHOLDERS’ AGENT AND PAUL SPARTA OF THE SECOND NOTICE], THEN THE STOCKHOLDERS’ AGENT WILL BE DEEMED TO HAVE CONSENTED, ON BEHALF OF ALL EFFECTIVE TIME HOLDERS, TO THE RECOVERY BY THE ACQUIRER INDEMNIFIED PERSON OF THE FULL AMOUNT OF INDEMNIFIABLE DAMAGES SPECIFIED IN THE ATTACHED CLAIM CERTIFICATE.”

(b) If the Stockholders’ Agent does not contest, by written notice to Acquirer (with a copy to the Escrow Agent to the extent the Escrow Fund is still in place), any claim or claims by Acquirer made in the Claim Certificate within ten (10) Business Days after any such Second Notice is received by both the Stockholders’ Agent and Paul Sparta, then the Stockholders’ Agent will be deemed to have consented, on behalf of all Effective Time Holders, to the recovery by the Acquirer Indemnified Person of the full amount of Indemnifiable Damages specified in the Claim Certificate, including the forfeiture of such amount of Escrow Cash equal to such Indemnifiable Damages, and, without further notice, to have stipulated to the entry of a final judgment for Indemnifiable Damages against the Effective Time Holders for such amount in any court having jurisdiction over the matter where venue is proper.

(c) If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30 Business Day period or 10 Business Day period above, as applicable Acquirer and the Stockholders’ Agent shall attempt in good faith for 30 Business Days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute such amount of Escrow Cash from the Escrow Fund in accordance with the terms of such memorandum.

(d) If no such agreement can be reached during the 30 Business Day period for good faith negotiation, but in any event upon the expiration of such 30 Business Day period, either Acquirer or the Stockholders’ Agent may bring suit in the courts of the State of Delaware and the Federal courts of the United States of America, in each case, located in the District of Delaware to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Claim Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to conclusively rely and to act in accordance with such decision and the Escrow Agent shall distribute such amount of Escrow Cash from the Escrow Fund in accordance therewith.

(e) Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(f) The parties hereby agree that all notices provided by Acquirer under this Section 8.6 (including any Claim Certificate or Second Notice) shall not be deemed to have delivered for purposes of this Agreement unless and until delivered to both the Stockholders’ Agent and Paul Sparta (with a copy to the Escrow Agent to the extent the Escrow Fund is still in place).

8.7. Stockholders’ Agent.

(a) By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger and the Restructuring, and the consummation of the Merger and Restructuring or participating in the Merger and Restructuring and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger and Restructuring, each Effective Time Holder shall be deemed to have (i) agreed to receive correspondence from the Stockholders’ Agent, including in electronic form, and (ii) approved the designation of, and hereby designates and constitutes, Shareholder Representative Services LLC as the Stockholders’ Agent under the terms set forth herein. For purposes of this Agreement, the term “Stockholders’ Agent” shall mean the agent and attorney-in-fact for and on behalf of the Effective Time Holders to perform all responsibilities and have all of the rights, duties and obligations of the Stockholders’ Agent under the terms of this Agreement, the Escrow Agreement and the Stockholders’ Agent Agreement, including without limitation to: (i) execute, as Stockholders’ Agent, this Agreement, the Escrow Agreement and any agreement or instrument entered into or delivered in connection with the transactions contemplated hereby or thereby; (ii) enforce this Agreement and the Escrow Agreement and/or protect or preserve the rights of each Effective Time Holder against Acquirer; (iii) give and receive notices, instructions, and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Effective Time Holder, to or from Acquirer (on behalf of itself or any other Acquirer Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Effective Time Holder individually and not by the Stockholders’ Agent); (iv) review, negotiate and agree to and authorize Acquirer to reclaim Escrow Cash from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Acquirer Indemnified Person, including by not objecting to such claims) pursuant to this Article 8; (v) object to such claims pursuant to Section 8.5; (vi) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Effective Time Holder or necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, the Escrow Agreement and the Stockholders’ Agent Agreement; (vii) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Effective Time Holders; (viii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Effective Time Holders in accordance with the terms hereof and in the manner provided herein; and (ix) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, Merger Subs and their respective Affiliates (including without limitation, after the Closing Date, the Final Surviving Entity) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Effective Time Holder and as having the duties, power and authority provided for in this Section 8.7. The Effective Time Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Agreement, including without limitation this Article 8, and Acquirer and other Acquirer Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent.

(b) Each Effective Time Holder acknowledges and agrees that prior to the Closing, the Company and certain stockholders designated or to be designated by the Company prior to the Closing (initially Morgan Stanley Dean Witter Venture Partners IV, L.P., W Capital Partners II, L.P., Euclid SR Partner, L.P., Paul Sparta and Brian F.X. Murphy) (the “Significant Stockholders”) will enter into an agreement with Shareholder Representative Services LLC (the “Stockholders’ Agent Agreement”) pursuant to which (i) Shareholder Representative Services LLC accepts the appointment as the Stockholders’ Agent in accordance with this Agreement, (ii) the Company will pay to Shareholder Representative Services LLC an engagement fee prior to the Closing (or the extent such fee is not paid prior to the Closing, such fee shall be reflected as an accrued liability of the Company in the Company Net Working Capital calculations hereunder) and the Effective Time Holders will agree to reimburse Shareholder Representative Services LLC for expenses incurred in performing its duties as the Stockholders’ Agent in accordance with this Agreement and the Stockholders’ Agent Agreement from the Advance Amount, and (iii) the Significant Stockholders are designated on behalf of all of the Effective Time Holders to communicate with, instruct and direct the Stockholders’ Agent with respect to the fulfillment of its duties hereunder. Each Effective Time Holder acknowledges and agrees that the Significant Stockholders shall be permitted on behalf of all of the Effective Time Holders to communicate with, instruct and direct the Stockholders’ Agent with respect to any disputes, communications, correspondence, events, developments or other occurrences that may occur following the Closing, and that no other Effective Time Holder shall be permitted to direct or instruct the Stockholders’ Agent absent agreement of the Company (prior to the Closing) or the Significant Stockholders (following the Closing) to the contrary. By virtue of signing a Letter of Transmittal or a Voting Agreement, each Effective Time Holder irrevocably acknowledges and agrees to the terms and conditions of this Agreement, including without limitation the appointment of the Stockholders’ Agent on its behalf in accordance with and subject to the terms of this Section 8.7 and the indemnification of the Stockholders’ Agent set forth in Section 8.7(e).

(c) The Stockholders’ Agent shall not be liable to any Person for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct.

(d) At the Closing, Acquirer shall cause the sum of two million dollars ($2,000,000) in cash (the “Advance Amount”) to be wired to the Stockholders’ Agent or such other Person as (i) the Company shall designate prior to the Closing or (ii) may be designated by the Significant Stockholders following the Closing (a “Stockholder Designee”), which shall be held by the Stockholders’ Agent or Stockholder Designee, as applicable, as agent and for the benefit of the Effective Time Holders, in a segregated bank account (the “Expense Fund”). The Expense Fund shall be used for the purposes of paying directly or reimbursing the Stockholders’ Agent, the Stockholder Designee or other Persons acting or performing services on behalf of the Effective Time Holders as designated by the Significant Stockholders, as applicable, upon presentation of an invoice, for any third party expenses (x) pursuant to this Agreement, the Escrow Agreement, the Stockholders’ Agent Agreement or any written agreement that the Significant Stockholders may enter into with a successor Stockholders’ Agent or the Stockholder Designee, or (y) otherwise incurred by or on behalf of the Stockholders’ Agent or the Stockholder Designee, in each case on behalf of the Effective Time Holders and solely at the direction and approval of the Significant Stockholders, in connection with disputes, communications, correspondence, events, developments or other occurrences that may occur following the Closing, including, without limitation, the defense of any claims brought by the Acquirer Indemnified Persons for Indemnifiable Damages (the “Stockholder Expenses”); provided, however, that Stockholder Expenses shall exclude costs, expenses, losses or liabilities resulting from the Stockholders’ Agent’s or Stockholder Designee’s gross negligence, willful misconduct or bad faith. The Stockholders’ Agent or Stockholder Designee will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. If held by the Stockholders’ Agent, the Effective Time Holders shall not receive interest or other earnings on the Expense Fund and the Effective Time Holders irrevocably transfer and assign to the Stockholders’ Agent any ownership right that they may have in any interest that may accrue on funds held in the Expense Fund. The Effective Time Holders acknowledge that the Stockholders’ Agent is not providing any investment supervision, recommendations or advice. The Stockholders’ Agent shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the release in full of the Escrow Fund under the terms set forth herein and in the Escrow Agreement, or at any time upon the written direction of the Significant Stockholders in their sole discretion, the Stockholders’ Agent or the Stockholder Designee shall deliver the balance of the Expense Fund to the Exchange Agent for distribution to the Effective Time Holders (in accordance with their respective Pro Rata Share). For tax purposes, the Expense Fund shall be treated as having been received by the Effective Time Holders and voluntarily set aside by the Effective Time Holders at the time of Closing. The parties agree that the Stockholders’ Agent or Stockholder Designee is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund. If any tax reporting is required with respect to the ultimate distribution of any balance of the Expense Fund, then the Stockholders’ Agent or Stockholder Designee will provide to Acquirer or its designated agent, upon request, information in its possession regarding the amounts distributed to each Effective Time Holder, to be used by Acquirer or its agent in completing any required tax reporting. Any portion of the Expense Fund that remains undeliverable or unclaimed after six months of the initial delivery attempt by the Exchange Agent shall promptly be paid to Acquirer and handled in the same manner as other unclaimed funds as provided in the Merger Agreement or Escrow Agreement.

(e) The Effective Time Holders shall severally but not jointly, based on each Effective Time Holder’s Pro Rata Share, indemnify, defend and hold harmless the Stockholders’ Agent and its successors and assigns from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including reasonable attorneys’ fees and court costs) (collectively, “Representative Losses”) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stockholders’ Agent pursuant to the terms of this Agreement, the Escrow Agreement, the Stockholders’ Agent Agreement and any other ancillary agreements contemplated hereby, in each case as such Representative Loss is incurred or suffered; provided that in the event it is finally adjudicated that a Representative Loss or any portion thereof was caused by the gross negligence or willful misconduct of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Effective Time Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Agent by the Effective Time Holders, any such losses, liabilities or expenses may be recovered by the Stockholders’ Agent from (i) the funds in the Expense Fund and (ii) the amounts in the Escrow Fund otherwise distributable to the Effective Time Holders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Stockholders’ Agent to the Escrow Agent; provided that while this section allows the Stockholders’ Agent to be paid from the Expense Fund and the Escrow Fund, this does not relieve the Effective Time Holders from their obligation to promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor does it prevent the Stockholders’ Agent from seeking any remedies available to it at law or otherwise. At such time as any amounts in the Escrow Fund are available to be distributed to the Effective Time Holders, the Significant Stockholders shall have the ability to use such funds to pay any Stockholder Expenses that have been incurred or are otherwise payable in lieu of such funds being distributed by the Exchange Agent to the Effective Time Holders.

(f) If Shareholder Representative Services LLC at any time is removed as Stockholders’ Agent by the Significant Stockholders or resigns, then the Significant Stockholders shall appoint a successor Stockholders Agent by notice to Acquirer. Upon the appointment of a successor Stockholders’ Agent, such successor Stockholders’ Agent shall thereupon succeed to and become vested with all the rights and duties of the removed or retiring Stockholders’ Agent. If for any reason there is no Stockholders’ Agent at any time, all references herein to the Stockholders’ Agent shall be deemed to refer to the Effective Time Holders.

(g) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Effective Time Holders and shall be final, binding and conclusive upon each such Effective Time Holder; and each Acquirer Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Effective Time Holder. Acquirer, the other Acquirer Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

8.8. Third-Party Claims. In the event Acquirer becomes aware of a third party claim which Acquirer in good faith believes may result in a claim against the Escrow Fund by or on behalf of an Acquirer Indemnified Person, then Acquirer shall deliver a Claim Certificate to the Stockholders’ Agent and Paul Sparta (with a copy to the Escrow Agent) as promptly as practicable, but in any event no later than fifteen (15) Business Days after receiving notice thereof, which Claim Certificate shall specify in reasonable detail the nature and amount of the claim and such other information as may be necessary to determine whether the claim may be subject to indemnification hereunder; provided, however, that no delay on the part of Acquirer or any other Acquirer Indemnified Person in delivering a Claim Certificate to the Stockholders’ Agent and Paul Sparta shall relieve the Effective Time Holders from any obligation hereunder unless (and then solely to the extent) the Effective Time Holders are thereby materially prejudiced, subject to the applicable time periods for making a claim set forth in Section 8.4(a) and Section 10.1(a). Subject to Section 8.9 below, in the event Acquirer delivers a Claim Certificate to each of the Stockholders’ Agent and Paul Sparta for a third-party claim, the Stockholders’ Agent shall have the right to conduct the defense (at the sole expense of the Stockholders’ Agent and the Effective Time Holders) of and to settle or resolve any such claim by delivering written notice to Acquirer within thirty (30) Business Days following the later of delivery of the Claim Certificate and delivery of the Second Notice. In such case, any selection of counsel by the Stockholders’ Agent, and any settlement of such claim, shall be subject to the approval of Acquirer, not to be unreasonably withheld conditioned or delayed. Notwithstanding the foregoing, the Stockholders’ Agent shall not have the right to conduct the defense of any such claim under this Section 8.8 unless (i) the Stockholders’ Agent shall has given notice to Acquirer that the Effective Time Holders will severally, but not jointly, based on such Effective Time Holder’s Pro Rata Share, indemnify and hold harmless Acquirer from and against the entirety of all Indemnifiable Damages arising out of, resulting from or in connection with such third-party claim, (ii) the Stockholders’ Agent provides Acquirer with evidence reasonably satisfactory to Acquirer that the Stockholders’ Agent will have the financial resources to defend against such third-party claim, (iii) the maximum of Indemnifiable Damages that may arise out of, result from or in connection with will not exceed the amount of the Escrow Fund as of such time, (iv) such third-party claim involves only money damages, does not seek an injunction or specific performance, and does not seek any other form of equitable relief that would be material to the business of the Company, (v) such third-party claim will not, in the good faith judgment of Acquirer, adversely affect the continuing business or business relationships of any Acquirer Indemnified Party with any third-party, (vi) settlement of, or an adverse judgment with respect to, is not, in Acquirer’s good faith judgment, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of any Acquirer Indemnified Party, (vii) the Stockholders’ Agent conducts at all times the defense of such third-party claim actively and diligently and (viii) such third-party claim does not relate to any Intellectual Property. In such case, or if the Stockholders’ Agent does not elect to assume the defense of such claim within such thirty (30) Business Day period, Acquirer shall have the right to conduct the defense of and to settle or resolve any such claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer may seek indemnification pursuant to a claim made hereunder). The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Acquirer Indemnified Person and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the prior written consent of the Stockholders’ Agent, which consent shall not be unreasonably withheld, conditioned or delayed, no settlement or resolution by an Acquirer Indemnified Person of any claim that gives rise to a claim against the Escrow Fund by or on behalf of an Acquirer Indemnified Person shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter. The Stockholders’ Agent will be deemed to have objected to such settlement or resolution if the Stockholders’ Agent does not respond within thirty (30) Business Days following receipt by both the Stockholders’ Agent and Paul Sparta of a written request from Acquirer for consent, in which case the Acquirer may re-deliver (with a copy to the Escrow Agent to the extent the Escrow Fund is still in place) to each of the Stockholders’ Agent and Paul Sparta such request together with a notice stating in bold, capitalized font at the top of such notice: “THIS NOTICE CONTAINS A SECOND NOTICE OF A WRITTEN REQUEST FOR CONSENT. IF THE STOCKHOLDERS’S AGENT DOES NOT OBJECT, BY WRITTEN NOTICE TO ACQUIRER, TO THE SETTLEMENT OR RESOLUTION OF THE CLAIM REFERRED TO IN THE ATTACHED REQUEST WITHIN [INSERT DATE THAT IS TEN (10) BUSINESS DAYS FOLLOWING RECEIPT BY BOTH THE

STOCKHOLDERS’ AGENT AND PAUL SPARTA OF THIS SECOND NOTICE], THEN THE STOCKHOLDERS’ AGENT WILL BE DEEMED TO HAVE CONSENTED, ON BEHALF OF ALL EFFECTIVE TIME HOLDERS, TO THE SETTLEMENT OF RESOLUTION OF SUCH CLAIM AND SUCH SETTLEMENT OR RESOLUTION SHALL BE DETERMINATIVE OF THE EXISTENCE OF OR AMOUNT OF INDEMNIFIABLE DAMAGES RELATING TO SUCH MATTER.” In the event that the Stockholders’ Agent has consented to any such settlement or resolution, neither the Stockholders’ Agent nor any Effective Time Holder shall have any power or authority to object under Section 8.5 or any other provision of this Article 8 to the amount of any claim by or on behalf of any Acquirer Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution.

8.9. GSA Claims. After Closing, Acquirer shall control the defense of any third party claim (including any Legal Proceedings brought by any Governmental Entity) related to or arising out of any actual or alleged GSA Contract Liabilities. Acquirer shall further control, following the Closing, any disclosure process, remediation activities or other processes conducted or engaged in by the Company or any of its Subsidiaries with respect to GSA Contract Liabilities. Acquirer shall consult with the Stockholders’ Agent and/or its designees with respect to any of the foregoing matters, provide them with copies of correspondence and an opportunity to review and provide comments on any draft correspondence and keep them reasonably informed with respect to the foregoing matters and provide reasonable periodic access to the GSA Audit Firm, with the presence of Acquirer, during the course of Acquirer’s investigation of GSA Contract Liabilities, and copies of all reports prepared by the GSA Audit Firm, and keep it informed of all communications with the government regarding disclosures to any Governmental Entity. Acquirer shall be permitted to resolve the GSA Contract Liabilities (and/or make any acknowledgement of liability with respect thereto) with the prior written consent of the Stockholders’ Agent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, following a period no longer than thirty (30) days from notice by Acquirer during which the parties shall use reasonable efforts to reach mutual agreement with respect to the proposed terms of such final resolution, Acquirer shall be permitted to finally resolve such claims without the consent of Stockholders’ Agent, but such final resolution shall not be determinative or otherwise binding of the amount, if any, of the indemnification liability of the Effective Time Holders for GSA Claims by Acquirer.

8.10. Indemnification by Acquirer. From and after the Closing, subject to the provisions of Section 10.1(b), the Acquirer shall indemnify, defend and hold harmless each Effective Time Holder and its officers, directors, agents and employees, and each Person, if any, who controls or may control each Effective Time Holder within the meaning of the Securities Act (each of the foregoing being referred to individually as a “Stockholder Indemnified Person” and collectively as “Stockholder Indemnified Persons”) from and against any and all Indemnifiable Damages arising out of, resulting from or in connection with (i) the failure of any Acquirer Fundamental Representation (as defined below) to be true and correct as of the Agreement Date and as of the Closing Date, as if such Acquirer Fundamental Representation was made as of the Closing Date (except in the case of Acquirer Fundamental Representations which by their terms speak only as of a specific date or dates, which Acquirer Fundamental Representations shall be true and correct as of such date or dates), and (ii) any breach of or default in connection with any of the covenants or agreements made by Acquirer in this Agreement.

ARTICLE 9.

Additional Tax Matters

9.1. Additional Tax Matters.

(a) The allocation of Tax liability between the Pre-Closing Period and the Post-Closing Period compromising a Straddle Period shall be made as follows:

(i) in the case of Taxes based upon income, gross receipts (such as sales Taxes) or specific transactions involving Taxes other than Taxes based upon income or gross receipts, the amount of Taxes attributable to any Pre-Closing Period or Post-Closing Period included in the Straddle Period shall be determined by closing the books of the applicable corporation as of the close of the Closing Date and by treating each of such Pre-Closing Period and Post-Closing Period as a period;

(ii) in the case of Taxes that are determined on a basis other than income, gross receipts or specific transactions, the amount of Taxes attributable to any Pre-Closing Period included in the Straddle Period shall be equal to the amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period included in the Straddle Period and the denominator of which is the total number of days in the Straddle Period, and the amount of such Taxes attributable to any Post-Closing Period included in a Straddle Period shall be the excess of the amount of the Taxes for the Straddle Period over the amount of Taxes attributable to the Pre-Closing Period included in such Straddle Period; and

(iii) any deductions in respect of Company Options exercised in connection with the Closing treated as compensation shall be treated as arising in the Pre-Closing Period.

(b) Acquirer shall promptly notify both the Stockholders’ Agent and Paul Sparta in writing upon receipt by the Acquirer, the Company or any of its Subsidiaries or the Final Surviving Entities of a written notice of any pending or threatened Tax Proceeding for which the Effective Time Holders may have liability pursuant to this Agreement; provided, however, any failure or delay by the Acquirer to provide notice of a Tax Proceeding shall not reduce or otherwise affect the obligation of the Effective Time Holders hereunder, except and only to the extent that the Effective Time Holders are materially prejudiced by such failure to give notice. The Stockholders’ Agent, at the Effective Time Holders’ expense, shall have the right to participate in any such Tax Proceeding. Acquirer shall provide the Stockholders’ Agent with copies of all written communications, materials and submissions related to such Tax Proceeding received from, or provided to, a Governmental Entity and to have a reasonable opportunity to comment on any such written materials to be provided to the Governmental Entity. Acquirer shall keep the Stockholders’ Agent informed on a timely basis of all developments. Acquirer shall control all Tax Proceedings in all respects and shall have the right to resolve or settle such Tax Proceedings in its sole discretion, provided that if Acquirer resolves or settles such Tax Proceedings without the prior written consent of the Stockholders’ Agent, which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been withheld if the Stockholders’ Agent does not object within thirty (30) days after a written request for such consent by Acquirer that is delivered to both the Stockholders’ Agent and Paul Sparta (subject to the right of Acquirer to delivery of a second request in the manner provided in Section 8.8 and a deemed consent of the Stockholders’ Agent to such settlement if not objected to by the Stockholders’ Agent within ten (10) days following receipt of such second request by both the Stockholders’ Agent and Paul Sparta), such settlement or resolution by Acquirer of any such Tax Proceeding shall not be determinative of the existence of or amount of Indemnifiable Damages relating to such matter. In the event that the Stockholders’ Agent has consented to any such settlement or resolution, neither the Stockholders’ Agent nor any Effective Time Holder shall have any power or authority to object under Section 8.5 or any other provision of Article 8 to the amount of any claim by or on behalf of any Acquirer Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution.

(c) Acquirer, the Company, its Subsidiaries, the Final Surviving Entity and the Stockholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any Tax Proceeding; provided that the Stockholders’ Representative shall not be required to prepare or file any Tax Returns or represent any Person in any Tax Proceeding. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) Acquirer shall prepare and file, at its own expense, all Tax Returns of the Company and Holdco that are due after the Effective Time and that have not been filed prior to the Effective Time. All Tax Returns of the Company or Holdco that cover a Pre-Closing Period will be prepared in a manner consistent with prior Tax Returns, unless required otherwise by applicable Law. Acquirer shall provide any such Income, Sales or Use Tax Return to the Stockholders’ Agent for its review, comment and consent to filing, which shall not be unreasonably withheld, conditioned or delayed, no less than twenty (20) days prior to the due date for filing such Tax Return (including extensions). If there is a dispute between the Stockholders’ Agent and Acquirer regarding the treatment of any item with respect to such Tax Return, such dispute shall be referred to an independent accounting firm for resolution, and the decision of the independent accounting firm shall be final and binding, and its fees and costs shall be paid one-half by the Effective Time Holders and one-half by Acquirer.

(e) Acquirer shall prepare or cause to be prepared and file or cause to be filed, a claim for a refund (including IRS Form 1139) or amended Tax Returns to effect a carryback of any item of loss, deduction or credit on any Income Tax Returns for the Stub Period to Pre-Closing Periods to the fullest extent permitted by Law. Acquirer shall pay to the Effective Time Holders an amount, in cash, equal to any refund of Income Taxes received or credited. This paragraph shall not apply to the extent that the refund was included in the calculation of the Company Net Working Capital.

9.2. Further Assurances. The Company and Holdco shall cause each Company Stockholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

ARTICLE 10.

General Provisions

10.1. Survival of Representations and Warranties.

(a) If the Merger is consummated, the representations and warranties of Holdco and the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), and the other certificates contemplated hereby shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until 11:59 p.m. California time on December 17, 2012 ; provided, however, that, notwithstanding the foregoing, (i) GSA Claims must be made no later than the Acquirer Audit Deadline, and (ii) the Company Fundamental Representations will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations; provided, further, that no right to indemnification pursuant to Article 8 in respect of any claim based upon an inaccuracy or breach of a representation or warranty that is set forth in an Claim Certificate delivered to the Stockholders’ Agent prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Acquirer Indemnified Person under Article 8 or otherwise to seek recovery of Indemnifiable Damages arising out of any fraud, intentional misrepresentation or willful breach by Holdco or the Company or any of its Subsidiaries or by Acquirer until the expiration of the applicable statute of limitations.

(b) If the Merger is consummated, (i) the representations and warranties of Acquirer contained in Section 3.2(a) and (c) (Authority) and Section 3.4 (Issuance of Total Acquirer Common Shares; Financing) (collectively, the “Acquirer Fundamental Representations”) will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations, and (ii) all other representations and warranties of Acquirer contained in this Agreement and the other agreements, certificates and documents contemplated hereby, other than the Acquirer Fundamental Representations, shall expire and be of no further force or effect as of the Closing.; provided, further, that no right to indemnification pursuant to Article 8 in respect of any claim based upon an inaccuracy or breach of an Acquirer Fundamental Representation that is set forth in a claims notice delivered to the Acquirer prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such Acquirer Fundamental Representation; and provided, further, that such expiration shall not affect the rights of any Stockholder Indemnified Person under Article 8 or otherwise to seek recovery of Indemnifiable Damages arising out of any fraud, intentional misrepresentation or willful breach of this Agreement by the Acquirer until the expiration of the applicable statute of limitations.

10.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Acquirer or Sub, or (following the Closing) the Company, to:

SuccessFactors, Inc.
1500 Fashion Island Blvd.

Suite 300
San Mateo, California 94404
Attention: Chief Financial Officer
Facsimile No.: (650) 645-2099
Telephone No.: (650) 645-2000

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Jeffrey R. Vetter, Esq.
Lynda M. Twomey, Esq.
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500

(b) if (prior to the Closing) to the Company, to:

Plateau Systems, Ltd.
4401 Wilson Blvd, Suite 400
Arlington, VA 22203-1820
Attention: Paul Sparta
Facsimile No.: (703) 678-0299
Telephone No.: (703) 678-0000

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1001 Pennsylvania Avenue, NW
Suite 400 South
Washington, DC 20004
Attention: Trevor J. Chaplick, Esq.
Facsimile No.: (202) 416-6899
Telephone No.: (202) 416-6829

(c) If to the Stockholders’ Agent, to:

Shareholder Representative Services LLC
601 Montgomery Street, Suite 2020
San Francisco, CA 94111
Attention: Managing Director
Email: deals@shareholderrep.com
Facsimile No.: (415) 962-4147
Telephone No.: (415) 367-9400

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1001 Pennsylvania Avenue, NW
Suite 400 South
Washington, DC 20004
Attention: Trevor J. Chaplick, Esq.
Facsimile No.: (202) 416-6899
Telephone No.: (202) 416-6829

(d) If to Paul Sparta:

Plateau Systems, Ltd.
4401 Wilson Blvd, Suite 400
Arlington, VA 22203-1820
Attention: Paul Sparta
Facsimile No.: (703) 678-0299
Telephone No.: (703) 678-0000

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1001 Pennsylvania Avenue, NW
Suite 400 South
Washington, DC 20004
Attention: Trevor J. Chaplick, Esq.
Facsimile No.: (202) 416-6899
Telephone No.: (202) 416-6829

10.3. Heading; References; Interpretation; Currency. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to “$” or “dollars” refer to U.S. dollars unless otherwise noted. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms, have correlative meanings when used herein in their plural or singular forms, respectively. References to any Person include the successors and permitted assigns of that Person. To the extent this Agreement refers to information or documents to be made available, delivered or provided by the Company to Acquirer or Merger Subs or by Acquirer or Merger Subs to the Company, the Company or Acquirer or Merger Subs, as the case may be, shall be deemed to have satisfied such obligation if the relevant party hereto or any of its representatives has made such information or document available by (a) in the case of the Company, posting such information to the “electronic data room” maintained by the Company and accessible by Acquirer and Acquirer’s representatives for purposes of the transactions contemplated by this Agreement no later than twenty four (24) hours prior to the Agreement Date (unless the posting of such information is approved and such twenty four (24) hour requirement is waived in writing by Acquirer pursuant to the requirements of Section 7.4 herein); provided, that the Company shall (i) promptly notify Acquirer in writing after any such information has been posted to the data room and (ii) not remove any such information from the data room; or (b) in the case of the Company, Acquirer or Merger Subs, delivering such information or document to the other party or any of such party’s representatives.

10.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart. The execution of this Agreement by any of the parties may be evidenced by way of a facsimile transmission or a pdf attachment to electronic media of such party’s signature, or a photocopy of such facsimile transmission or such pdf attachment to electronic media, and such facsimile or pdf signature shall be deemed to constitute the original signature of such party hereto.

10.5. Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede the Original Agreement and all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 5.20 is intended to benefit the Company Indemnified Persons, Article 8 is intended to benefit the Acquirer Indemnified Persons and the Stockholder Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein. The Original Agreement is hereby terminated, replaced and superseded by this Agreement.

10.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may, without the prior written consent of the other parties hereto, assign this Agreement to any direct or indirect wholly-owned subsidiary of Acquirer or in connection with any merger, consolidation or sale of all or a significant portion of its assets or in connection with any similar transaction, provided that such assignee assumes any obligations of Acquirer hereunder and that Acquirer will also continue to be bound all obligations of Acquirer hereunder as if such assignment had not occurred. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Any assignment in violation of this Section 10.6 will be void.

10.7. Disclosure Letter References. The inclusion of an item in the Disclosure Letters shall not be deemed an admission by either party that such item is material or represents a material fact, event or circumstance, would or is likely to result in a Material Adverse Effect or creates a measure for, or further defines the meaning of, materiality or Material Adverse Effect and their correlative terms for purposes of this Agreement. No disclosure on any section of the Disclosure Letters relating to a possible breach or violation of any contract or law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

10.8. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.9. Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the District of Delaware in respect of all matters relating to this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Article 8), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of New Castle, Delaware.

10.11. Rules of Construction. The parties hereto have been, or have had the opportunity to have been, represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.12. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page(s) Follow]

IN WITNESS WHEREOF, Acquirer, Sub I, Sub II, the Company, Holdco and the Stockholders’ Agent have caused this Agreement to be executed and delivered, all as of the date first written above.

SUCCESSFACTORS, INC.

By:	/s/ Bruce C. Felt, Jr.

Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer

PUMA MERGER SUB CORP.

By:	/s/ Bruce C. Felt, Jr.

Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer

PUMA MERGER SUB I LLC

By:	/s/ Bruce C. Felt, Jr.

Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer

PLATEAU SYSTEMS, LTD.

By:	/s/ Paul Sparta

Name:	Paul Sparta
Title:	Chief Executive Officer

PLATEAU SYSTEMS HOLDINGS, INC.

By:	/s/ Paul Sparta

Name:	Paul Sparta
Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholders’ Agent

By:	/s/ W. Paul Koenig

Name:	W. Paul Koenig
Title:	Managing Director

EXHIBIT A

Definitions

As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

All references to dollar amounts or figures used in this Agreement means such dollar amount or such figure in terms of U.S. dollars.

“2011 Equity Incentive Plan” means Holdco’s 2011 Equity Incentive Plan.

“280G Vote” has the meaning given such term in Section 5.14.

“Acquirer” has the meaning given such term in the preamble hereto.

“Acquirer Audit Deadline” has the meaning given such term in Section 8.4(b).

“Acquirer Benefit Plans” has the meaning given such term in Section 5.13(b).

“Acquirer Common Stock” means the Common Stock, par value $0.001 per share, of Acquirer.

“Acquirer Consultation and Consent” has the meaning given such term in Section 5.22(b).

“Acquirer Debarment” means the debarment or suspension of Acquirer or any of its Affiliates from contracting work with Governmental Entities as a result of actions (or inactions, where such actions were reasonably required) taken (or not taken) by the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries’ representatives on behalf of the Company or any of its Subsidiaries, prior to the Closing where such actions (or inactions, where such actions were reasonably required) resulted in GSA Contract Liabilities.

“Acquirer Disclosure Letter” has the meaning given such term in Article 3.

“Acquirer Estimate of GSA Contract Liabilities” has the meaning given such term in Section 8.4(b).

“Acquirer Fundamental Representations” has the meaning given such term in Section 10.1(b).

“Acquirer Indemnified Person” has the meaning given such term in Section 8.2.

“Acquirer NWC Certificate” has the meaning given such term in Section 1.12(b).

“Acquirer Preferred Stock” has the meaning given such term in Section 3.3.

“Acquirer SEC Reports” has the meaning given such term in Section 3.5(a).

“Acquirer Stock Price” means the average of the closing prices of Acquirer Common Stock as quoted on the NASDAQ Stock Market and/or New York Stock Exchange for the ten (10) consecutive trading days ending with the trading day that is three (3) trading days prior to the Agreement Date.

“Acquisition Proposal” has the meaning given such term in Section 5.5(a)(i).

“Additional Restricted Stock Units” means restricted stock units of Holdco granted pursuant to Section 5.12(b) under the 2011 Equity Incentive Plan.

“Advance Amount” has the meaning given such term in Section 8.7(d).

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Agreement” has the meaning given such term in the preamble hereto.

“Agreement Date” has the meaning given such term in the preamble hereto.

“Antitrust Laws” has the meaning given such term in Section 5.19(c).

“Author” has the meaning given such term in Section 2.10(p).

“Business” means the business of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries.

“Business Day” means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in San Francisco, California.

“California Commissioner” has the meaning given such term in Section 5.1(c).

“California Permit” has the meaning given such term in Section 5.1(c).

“Cash Escrow Amount Per Share” means cash in an amount equal to the quotient obtained by dividing (i) the Escrow Cash, by (ii) the Total Outstanding Holdco Common Stock; provided, however, that the Cash Escrow Amount Per Share distributable to the Company Stockholders upon the release of the Escrow Fund in accordance with Section 8.4 shall be subject to reduction for the Indemnifiable Damages pursuant to the indemnification obligations of the Effective Time Holders under Article 8.

“Certificate of Merger” has the meaning given such term in Section 1.1.

“Certificates” has the meaning given such term in Section 1.9(c)(i).

“Claim Certificate” has the meaning given such term in Section 8.5(a).

“Claims Period” has the meaning given such term in Section 8.4(a).

“Closing” has the meaning given such term in Section 1.2.

“Closing Date” has the meaning given such term in Section 1.2.

“COBRA” has the meaning given such term in Section 2.13(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Closing Cash Consideration Amount Per Share” means cash in an amount equal to the quotient obtained by dividing (i) the Total Closing Cash Consideration, by (ii) the Total Outstanding Holdco Common Stock.

“Common Closing Stock Consideration Amount Per Share” means a number of shares of Acquirer Common Stock equal to the quotient obtained by dividing (i) the Total Closing Acquirer Common Shares, by (ii) the Total Outstanding Holdco Common Stock.

“Common Consideration Amount Per Share” means cash in the amount equal to the quotient obtained by dividing (i) the Final Adjusted Purchase Price, by (ii) the Fully-Diluted Holdco Common Stock.

“Company” has the meaning given such term in the preamble hereto.

“Company 401(k) Plan” has the meaning given such term in Section 1.3(b)(vi).

“Company Authorizations” has the meaning given such term in Section 2.8.

“Company Balance Sheet” has the meaning given such term in Section 2.4(b).

“Company Balance Sheet Date” has the meaning given such term in Section 2.4(b).

“Company Bonus Expenses” means all Liabilities of the Company or Holdco to directors, employees and/or consultants for cash payments that are payable by the Company, Holdco or any of their Subsidiaries or their respective successors or assigns in connection with the Merger or otherwise outside the ordinary course of business consistent with past practice, including without limitation any bonus, severance, notice pay or other payments due upon consummation of the Merger or upon termination of employment or service or any other event, before, upon or following the Merger (provided that the consummation of the Merger is a condition for eligibility of such payment) that are not otherwise incurred as a result of Acquirer not offering employment to such Person; provided, however, that Company Bonus Expenses shall exclude (a) Liabilities for the payment of accrued base salary or hourly wages or accrued and unused vacation time or paid time-off or for the reimbursement of any expenses, and (b) liabilities incurred by Acquirer, the Final Surviving Entity or their respective subsidiaries (other than the Company prior to the Closing), including under offer letters or employment agreements provided by Acquirer in connection with the Merger.

“Company Capital Stock” means (i) until immediately prior to the consummation of the Restructuring, the capital stock of the Company, and (ii) on and after the consummation of the Restructuring, the capital stock of Holdco.

“Company Cash” means, with respect to the Company, Holdco and their Subsidiaries, as of the Closing, all cash and cash equivalents held on deposit in the bank accounts of the Company, Holdco and their Subsidiaries at such time; provided, that, Company Cash shall (a) be calculated net of issued but uncleared checks and drafts, and (b) include checks and drafts deposited for the account of the Company, Holdco and their Subsidiaries, provided that they clear as deposits as of the Closing.

“Company Common Stock” means (i) until immediately prior to the consummation of the Restructuring, the common stock of the Company, par value $0.01 per share, and (ii) on and after the consummation of the Restructuring, the common stock of Holdco, par value $0.01 per share.

“Company Closing Financials Certificate” means a certificate executed by the Chief Financial Officer of the Company and Holdco dated as of the Closing Date, certifying (a) the amount of Company Net Working Capital (including an itemized list of the Company’s and Holdco’s consolidated total current assets and consolidated total current liabilities accounted for in the calculation of the Company Net Working Capital), (b) the amount of Company Debt (including an itemized list of each Company Debt), (c) the Transaction Expenses and Company Bonus Expenses that have been paid as of the Effective Time, and (d) the Transaction Expenses and Company Bonus Expenses that have not been paid as of the Effective Time, which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary for Acquirer to verify and determine the amounts referred to in clauses (a) through (d) above.

“Company Debt” means, without duplication, all indebtedness of the Company, Holdco and their Subsidiaries for borrowed money, whether current or funded, short or long term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment penalties, if any, and including without limitation, (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company or Holdco, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company or Holdco is liable, contingently or otherwise, as obligor or otherwise, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes payable to any of the Company’s or Holdco’s stockholders, vendors, customers or third parties, (ix) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by the Company or Holdco or their Subsidiaries, whether or not the obligation secured thereby has been assumed by the Company, Holdco or any of their Subsidiaries, (x) all guarantees by the Company, Holdco or any of their Subsidiaries of obligations of others for borrowed money; or (xi) any quasi-debt items such as off-balance sheet financing arrangements, syndicated leases or other off-balance sheet liabilities owed to third parties, the purpose or effect of which is to defer, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or Holdco.

“Company Disclosure Letter” has the meaning given such term in Article 2.

“Company Employee Plans” has the meaning given such term in Section 2.13(a).

“Company Estimate of GSA Liabilities” has the meaning given such term in Section 5.22(a).

“Company Fundamental Representations” has the meaning given such term in Section 8.3(c).

“Company Indemnification Provisions” has the meaning given such term in Section 5.20(a).

“Company Indemnified Persons” has the meaning given such term in Section 5.20(a).

“Company Intellectual Property” has the meaning given such term in Section 2.10(a)(v).

“Company Intellectual Property Agreements” has the meaning given such term in Section 2.10(vi).

“Company Net Working Capital” means (i) the Company’s and Holdco’s consolidated total current assets as of the Closing Date (as defined by and determined in accordance with GAAP as applied by the Company in a manner consistent with the Financial Statements, as restated) less (ii) the Company’s and Holdco’s consolidated total current liabilities as of the Closing Date (as defined by and determined in accordance with GAAP, as applied by the Company in a manner consistent with the Financial Statements, as restated). For purposes of calculating Company Net Working Capital, (A) the Company’s and Holdco’s current liabilities (1) shall not include Company Debt, Company Bonus Expenses and Transaction Expenses that remain unpaid as of immediately prior to the Effective Time and (2) shall include all Liabilities for Taxes for all periods or portions of periods ending on or prior to the Closing Date, whether or not such Liabilities for Taxes would be then due and payable and whether or not they would be treated as a current liability under GAAP and (B) the Company’s and Holdco’s current assets (1) shall not include Company Cash, and (2) shall exclude deferred tax assets.

“Company Option Plan” means each stock option plan, program or arrangement of the Company, collectively, including the Company’s 2001 Stock Option Plan.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Optionholders” means the holders of Company Options.

“Company-Owned Intellectual Property” has the meaning given such term in Section 2.10(a)(iv).

“Company Preferred Stock” means (i) until immediately prior to the consummation of the Restructuring, the Company Series A Stock and the Company Series B Stock, and (ii) on and after the consummation of the Restructuring, the Holdco Preferred Stock.

“Company Products” has the meaning given such term in Section 2.10(a)(xi).

“Company Registered Intellectual Property” has the meaning given such term in Section 2.10(a)(vii).

“Company Representative” has the meaning given such term in Section 5.5.

“Company Rights” means all stock appreciation rights, options, warrants, restricted stock, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any shares of Company Capital Stock or any securities or debt convertible into or exchangeable for shares of Company Capital Stock or obligating Company or Holdco, as applicable, to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement.

“Company Securityholders” means the Company Stockholders and the Company Optionholders.

“Company Series A Stock” means (i) until immediately prior to the consummation of the Restructuring, the Series A convertible preferred stock, par value $0.01 per share, of the Company ,and (ii) on and after the consummation of the Restructuring, the Holdco Series A Stock.

“Company Series B Stock” means (i) until immediately prior to the consummation of the Restructuring, the Series B convertible preferred stock, par value $0.01 per share, of the Company, and (ii) on and after the consummation of the Restructuring, the Holdco Series B Stock.

“Company Source Code” has the meaning given such term in Section 2.10(a)(xii).

“Company Stockholder Approval” has the meaning given such term in Section 2.3(a).

“Company Stockholders” means (i) until immediately prior to the consummation of the Restructuring, the record holders of issued and outstanding shares of Company Capital Stock and (ii) on and after the consummation of the Restructuring, the record holders of issued and outstanding shares of Holdco Capital Stock (the “Holdco Stockholders”).

“Company Voting Debt” has the meaning given such term in Section 2.2(d).

“Company Warrants” means any warrant to purchase shares of Company Capital Stock.

“Company Websites” has the meaning given such term in Section 2.10(y).

“Compelled Information” has the meaning given such term in Section 5.6(b).

“Confidential Information” has the meaning given such term in Section 2.10(r).

“Confidentiality Agreement” has the meaning given such term in Section 5.6(a).

“Continuing Employees” means the Retention Executives, Key Employees, and all other employees of the Company or Holdco who are not Designated Employees.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Conversion” has the meaning given such term in Section 1.8(a)(i).

“D&O Insurance” has the meaning given such term in Section 5.20(b).

“Damages” has the meaning given such term in Section 5.2(k).

“Designated Employees” has the meaning given such term in Section 5.12(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are outstanding immediately prior to the Effective Time that have not been voted for approval of this Agreement and with respect to which appraisal rights are properly asserted in accordance with the DGCL in connection with the Merger.

“DLLCA” has the meaning given such term in Section 1.1.

“Effective Time” has the meaning given such term in Section 1.4.

“Effective Time Holder” means a holder of Holdco Capital Stock (which for the avoidance of doubt includes holders of Holdco Common Stock that were issued upon the Conversion or that were issued upon exercise of the Holdco Options prior to the Effective Time), other than a holder of solely shares of Holdco Capital Stock which constitute and remain Dissenting Shares, as of immediately prior to the Effective Time.

“Election Notice” has the meaning given such term in Section 5.1(f).

“Employment Benefits” has the meaning given such term in Section 5.12(a).

“Employment Document Forms” has the meaning given such term in Section 5.12(a).

“Employment Documents” means employee offer letters (including a non-disclosure and inventions assignment agreement and such other ancillary agreements in the forms provided by Acquirer and as are part of Acquirer’s standard policy for commencement of employment).

“Employment Offer Deadline” has the meaning given such term in Section 5.12(a).

“Employment Terms” has the meaning given such term in Section 5.12(a).

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental and Safety Laws” has the meaning given such term in Section 2.11(a)(i).

“Equity Exchange Ratio” means the quotient obtained by dividing (i) the Common Consideration Amount Per Share, by (ii) the Acquirer Stock Price.

“ERISA” has the meaning given such term in Section 2.13(a).

“ERISA Affiliate” has the meaning given such term in Section 2.13(a).

“Escrow Agent” has the meaning given such term in Section 1.9(c)(iii).

“Escrow Agreement” has the meaning given such term in Section 1.3(a)(iv).

“Escrow Cash” means an amount of cash equal to fifteen percent (15%) of the Final Adjusted Purchase Price.

“Escrow Fund” has the meaning given such term in Section 8.1.

“Estimated Net Working Capital” has the meaning given such term in Section 1.12(g).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning given such term in Section 1.9(a).

“Expense Fund” has the meaning given such term in Section 8.7(d).

“Facilities” has the meaning given such term in Section 2.11(a)(ii).

“Fairness Hearing Law” means Sections 25121 and 25142 of the California Corporate Securities Law of 1968.

“FAR” has the meaning given such term in Section 2.18(d).

“Favorable Determination Letter” has the meaning given such term in Section 2.13(b).

“Final Adjusted Purchase Price” means (a) Two Hundred Ninety Million Dollars ($290,000,000), plus (b) all Company Cash as set forth in the Company Closing Financials Certificate, plus (c) the aggregate exercise price of all Company Options held by Continuing Employees that remain unexercised and outstanding as of immediately prior to the Effective Time, less (d) all Transaction Expenses that remain unpaid as of the Effective Time (and, for the avoidance of doubt, are not paid at the Closing) less (e) all Company Debt, less (f) all Company Bonus Expenses, less (g) the amount (if any) by which the Company Net Working Capital set forth in the Company Closing Financial Certificate is less than the Low End Net Working Capital Target (the “Closing Working Capital Negative Adjustment Amount”), or plus (h) the amount (if any) by which the Company Net Working Capital set forth in the Company Closing Financial Certificate is greater than the High End Net Working Capital Target (the “Closing Working Capital Positive Adjustment Amount”) (it being understood that, in the event the Company Net Working Capital set forth in the Company Closing Financial Certificate is between the High End Net Working Capital Target and the Low End Net Working Capital Target, then there shall be no upward or downward adjustment of the Final Adjusted Purchase Price).

“Final Net Working Capital” has the meaning given such term in Section 1.12(g).

“Final Surviving Entity” has the meaning given such term in Section 1.1.

“Financial Statements” has the meaning given such term in Section 2.4(a).

“Finally Resolved” or “Final Resolution” means the final resolution of all GSA Contract Liabilities, in writing, if possible, with the applicable Governmental Entities, including the General Services Administration and, if involved, the Department of Justice, which does not involve any Acquirer Debarment.

“First Escrow Release Date” has the meaning given such term in Section 8.4(b).

“First Merger” has the meaning given such term in the recitals to this Agreement.

“First Step Surviving Corporation” has the meaning given such term in Section 1.1.

“Form S-3 Registration Statement” has the meaning given such term in Section 5.2(f).

“Form S-4 Registration” has the meaning given such term in Section 5.1(f).

“Fully-Diluted Holdco Common Stock” means the sum, without duplication, of the aggregate number of shares of Holdco Common Stock that are issued and outstanding immediately prior to the Effective Time, or issuable upon the Conversion or the exercise of Holdco Options, Holdco Warrants, Additional Restricted Stock Units, New Restricted Stock Units or other Holdco Rights that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable and whether not being assumed by Acquirer pursuant to the terms of this Agreement).

“GAAP” means United States generally accepted accounting principles that are applicable to the circumstances of the date of determination, consistently applied.

“Government Contract” has the meaning given such term in Section 2.17(a)(xvi).

“Government Contract Proposal” means any proposal, bid or quotation for awards of new Government Contracts made by the Company or any of its Subsidiaries for which no award has been made and any proposal, bid, request for equitable adjustment, contract change proposal, proposal for modification or indirect cost submission on any existing Government Contract.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, exercising any regulatory, Taxing or other governmental authority (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other judicial tribunal).

“Group” has the meaning given such term in Section 5.5(a)(ii).

“GSA Audit” has the meaning given such term in Section 5.22(a).

“GSA Audit Firm” has the meaning given such term in Section 5.22(a).

“GSA Claims” shall mean claims of any Acquirer Indemnified Persons for indemnification for any GSA Contract Liabilities or GSA Expenses.

“GSA Contract” means Contract No. GS-35F-0069M executed on November 14, 2001 and any amendments or modifications thereto.

“GSA Contract Liabilities” means any liabilities, losses, costs, damages or expenses of the Company payable to the applicable Governmental Entities arising out of, resulting from or in connection with, or relating to improper pricing by the Company of goods or services sold prior to the Closing Date through the Company’s GSA Contract or the GSA Modification with the General Services Administration (“GSA”), GS-35F-0069M, as amended, arising out of (a) non-compliance with the Price Reductions clause, GSAR 552.238-75 (SEP 1999), (b) non-current, inaccurate, or incomplete disclosure of commercial sales practices or commercial sales data on the incorporated Commercial Sales Practices forms or any other liability arising out of non-compliance with the Price Adjustment – Failure to Provide Accurate Information clause, GSAR 552.215-72 (Aug 1997).

“GSA Disclosures” has the meaning given such term in Section 5.22(b).

“GSA Escrow Fund” has the meaning given such term in Section 8.4(a).

“GSA Expenses” means all reasonable costs, fees and expenses reasonably incurred by Acquirer following (but not prior to) the Closing Date arising out of, resulting from or in connection with, or relating to the GSA Contract Liabilities (including without limitation, reasonable costs, expenses and fees associated with any investigation by Acquirer (where conducted internally or in connection with or as part of any Legal Proceeding) of potential GSA Contract Liabilities, including for the services of outside legal counsel, the GSA Audit Firm and any other advisor retained by Acquirer in connection with the evaluation of GSA Contract Liabilities, Legal Proceedings or settlement costs, and any damages, refunds, credits, fines, penalties, interest and judgments otherwise incurred in connection with the Final Resolution of GSA Contract Liabilities); provided, however, in no circumstances shall the Acquirer Indemnified Parties be entitled to indemnification for, and GSA Expenses shall expressly not include, costs, fees or expenses (i) for any other accounting firm in connection with an audit of the GSA Contract Liabilities, unless the GSA Audit Firm has resigned or is terminated and replaced with another accounting firm by Acquirer as a result of a reasonable determination by Acquirer that failure to take such action could endanger a successful and comprehensive settlement of the GSA Contract Liabilities as a result of negligence, incompetence, malfeasance or intentional misconduct of the GSA Audit Firm, or (ii) that are otherwise unreasonably incurred by Acquirer (collectively, the “GSA Expense Limitations”).

“GSA Modification” means the five-year extension of the GSA Contract executed on December 5, 2006 as “Modification PS 0005” and any amendments or modifications thereto.

“Hazardous Materials” has the meaning given such term in Section 2.11(ii).

“Hearing” has the meaning given such term in Section 5.1(c).

“High End Net Working Capital Target” means negative Twenty Million One Hundred Fifty Five Thousand Three Hundred and Sixty Nine Dollars ($-20,155,369); provided, however, that, if the Closing shall not have occurred on or before May 31, 2011, then the High End Net Working Capital Target shall be increased by $500,000 upon the first calendar day of each month following May 31, 2011 until the Closing occurs. For purposes of illustration and to avoid ambiguity, in the event the Closing were to occur on July 31, 2011, the High End Net Working Capital Target would be increased by $1,000,000 to ($-19,155,369).

“Holdco” has the meaning given such term in the preamble hereto.

“Holdco Capital Stock” means the capital stock of Holdco.

“Holdco Common Stock” means the common stock of Holdco, par value $0.01 per share.

“Holdco Option Plan” means each stock option plan, program or arrangement of Holdco, collectively.

“Holdco Options” means options to purchase shares of Holdco Common Stock.

“Holdco Preferred Stock” means the Holdco Series A Stock and the Holdco Series B Stock.

“Holdco Rights” means all stock appreciation rights, options, warrants, restricted stock, restricted stock units, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any shares of Holdco Capital Stock or any securities or debt convertible into or exchangeable for shares of Holdco Capital Stock or obligating Holdco to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement.

“Holdco Series A Stock” means the Series A convertible preferred stock, par value $0.01 per share, of the Holdco.

“Holdco Series B Stock” means the Series B convertible preferred stock, par value $0.01 per share, of the Holdco.

“Holdco Warrants” means any warrant to purchase shares of Holdco Capital Stock.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnifiable Damages” has the meaning given such term in Section 8.2.

“Indemnifiable Transaction Expenses” means any Transaction Expenses which remain unpaid following the Effective Time and have not been taken into account in the calculation of the Final Adjusted Purchase Price. All Indemnifiable Transaction Expenses shall constitute “Indemnifiable Damages” for purposes of Article 8 without regard to the Threshold (as defined in Section 8.3(a)).

“Information” has the meaning given such term in Section 5.6(a).

“Information Statement” has the meaning given such term in Section 5.2(b).

“Information Statement/Prospectus” has the meaning given such term in Section 5.3(a).

“Intellectual Property Rights” has the meaning given such term in Section 2.10(a)(i).

“Key Employees” means certain key employees of the Company and its Subsidiaries (other than the Retention Executives) listed on Schedule 6.3(e)-2 hereto.

“knowledge” of the Company means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of the Retention Executives (collectively, the “Named Persons”), with the Named Persons being deemed to have knowledge of any particular fact, circumstance, event or other matter if and to the extent such knowledge would be obtained from reasonable inquiry of the persons, if any, employed by the Company who are charged in a management or supervisory capacity with administrative or operational responsibility for such matters for the Company.

“Law Firm” has the meaning given such term in Section 5.23.

“Legal Requirements” means any national, federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Subsidiary or to any of their respective assets, properties or businesses.

“Letter of Transmittal” has the meaning given such term in Section 1.9(c)(i).

“Legal Proceeding” has the meaning given such term in Section 2.6.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract, regardless of whether such debt, liability or obligation would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Low End Net Working Capital Target” means negative Twenty One Million One Hundred Fifty Five Thousand Three Hundred and Sixty Nine Dollars ($-21,155,369); provided, however, that, if the Closing shall not have occurred on or before May 31, 2011, then the Low End Net Working Capital Target shall be decreased by $500,000 upon the first calendar day of each month following May 31, 2011 until the Closing occurs. For purposes of illustration and to avoid ambiguity, in the event the Closing were to occur on July 31, 2011, the Low End Net Working Capital Target would be decreased by $1,000,000 to ($-22,155,369).

“Material Adverse Effect” with respect to any entity means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or would be reasonably likely to, (i) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements, or (ii) be or become materially adverse in relation to the condition (financial or otherwise), business, operations, assets (including intangible assets), liabilities, or results of operations of such entity and its subsidiaries, taken as a whole, except, in the case of subclause (ii), to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not have a materially disproportionate effect on such entity as compared to such entity’s competitors); (B) changes affecting the industry generally in which such entity operates (provided that such changes do not have a materially disproportionate effect on such entity as compared to such entity’s competitors); (C) changes in applicable Legal Requirements or GAAP (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (D) failure to meet published analysts’ estimates or expectations, or internal budgets, plans or forecasts, as to revenue, earnings or other financial performance after the Agreement Date in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such failure, unless such underlying Effect would otherwise be excluded from this definition); (E) changes in an entity’s stock price or trading volume, in and of itself (provided that such exclusion shall not apply to any underlying Effect that may have caused such change); (F) changes in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in the interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (2) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (G) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including any actions by the customers of the entity and its Subsidiaries to stop, or decrease the rate of, buying products and services from such entity and its Subsidiaries, or threats by such customers to take any of the foregoing actions, in direct response to such announcement or disclosure; or (H) any worldwide or national conditions or circumstances (political, economic, financial, regulatory or otherwise), including an outbreak or escalation or war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency occurring within or outside of the United States.

“Material Contract” has the meaning given such term in Section 2.17(a).

“Merger” has the meaning given such term in the recitals to this Agreement.

“Merger Subs” has the meaning given such term in the preamble hereto.

“Minimum Permit Period” has the meaning given such term in Section 5.1(f).

“Negative Adjustment Amount” has the meaning given such term in Section 1.12(g).

“New Litigation Claim” has the meaning given such term in Section 5.9.

“New Restricted Stock Units” means restricted stock units of Holdco granted pursuant to Section 5.12(b) under the 2011 Equity Incentive Plan.

“Notice” has the meaning given such term in Section 5.1(c).

“Notice of Objection” has the meaning given such term in Section 1.12(d).

“Open Source Materials” has the meaning given such term in Section 2.10(s).

“Parachute Payment Waiver” has the meaning given such term in Section 5.15.

“Permit Application” has the meaning given such term in Section 5.1(c).

“Permit Filing Date” has the meaning given such term in Section 5.1(c).

“Permit Information Statement” has the meaning given such term in Section 5.1(d).

“Permitted Encumbrances” means: (A) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) with respect to any item of Intellectual Property, non-material, non-exclusive licenses granted by the Company in the ordinary course of business.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Positive Adjustment Amount” has the meaning given such term in Section 1.12(h).

“Post-Closing Period” means (i) any taxable year or other taxable period beginning after the Closing Date, and (ii) the portion of any Straddle Period beginning immediately after the Closing Date and ending on the last day of any Straddle Period.

“Pre-Closing Period” means (i) any taxable year or other taxable period ending on or prior to the Closing Date, and (ii) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on and including the Closing Date.

“Private Placement” has the meaning given such term in Section 5.1(f).

“Private Placement Decision” has the meaning given such term in Section 5.2(a)

“Private Placement Election” has the meaning given such term in Section 5.1(f).

“Pro Rata Share” means, with respect to each Effective Time Holder, the percentage interest determined by dividing (rounded to the fourth decimal place) (A) the aggregate number of shares of Acquirer Common Stock such Effective Time Holder is entitled to receive pursuant to Section 1.8(a) with respect to its shares of Company Capital Stock (excluding any Dissenting Shares) by (B) the aggregate number of shares of Acquirer Common Stock that all Effective Time Holders are entitled to receive pursuant to Section 1.8(a) with respect to their shares of Company Capital Stock (excluding any Dissenting Shares).

“Property” has the meaning given such term in Section 2.11(iii).

“Proprietary Information and Technology” has the meaning given such term in Section 2.10(a)(ii).

“PTO” has the meaning given such term in Section 2.10(f).

“Registration Rights Agreement” has the meaning given such term in Section 5.2(f).

“Representative Losses” has the meaning given such term in Section 8.7(e).

“Reseller Agreement” has the meaning given such term in Section 2.17(a)(i).

“Restructuring” has the meaning given such term in the recitals to this Agreement.

“Retention Executives” means certain employees of the Company and its Subsidiaries listed on Schedule 6.3(e)-1 hereto.

“Reviewing Accountant” has the meaning given such term in Section 1.12(f).

“Reviewing Accountant Fees” has the meaning given such term in Section 1.12(i).

“Sarbanes Act” has the meaning given such term in Section 3.5(b).

“SEC” means the United States Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning given such term in Section 1.1.

“Second Effective Time” has the meaning given such term in Section 1.4.

“Second Escrow Release Date” has the meaning given such term in Section 8.4(a).

“Second Merger” has the meaning given such term in the recitals to this Agreement.

“Second Notice” has the meaning given such term in Section 8.6(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Group” has the meaning given such term in Section 5.23.

“Selling Holder” has the meaning given such term in Section 5.2(k).

“SFAS” has the meaning given such term in Section 2.4(d).

“Significant Customer” has the meaning given such term in Section 2.21(a).

“Significant Stockholders” has the meaning given such term in Section 8.7(b).

“Significant Supplier” has the meaning given such term in Section 2.21(b).

“Soliciting Materials” has the respective meaning given such term in Section 5.1(h) and Section 5.2(c).

“Specified Employee” has the meaning given such term in Section 5.12(a).

“Spreadsheet” means a spreadsheet, in form reasonably acceptable to Acquirer and the Exchange Agent, which Spreadsheet will be dated as of the Closing Date and will set forth, as of the Closing Date and immediately prior to the Effective Time (in addition to the other required data and information specified therein): (i) the name and address of each Company Stockholder and each Company Optionholder; (ii) the number of shares of Company Series A Stock, Company Series B Stock and Company Common Stock held by such Company Stockholder (after taking into account the Conversion) and the respective stock certificate numbers, and the number of Company Options held by such Company Optionholder; (iii) the vesting status and schedule with respect to Company Options; (iv) cash amount and the number of shares of Acquirer Common Stock (and cash in lieu of fractional shares) payable and issuable to each Company Stockholder pursuant to Section 1.8(a)(ii)(A) and Section 1.8(a)(ii)(B); (v) the portion of the Escrow Cash to be placed in the Escrow Fund on behalf of each Effective Time Holder; (vi) the Advance Amount, (vii) each Effective Time Holder’s Pro Rata Share; (viii) the calculation of the Acquirer Stock Price, Common Closing Cash Consideration Amount Per Share, Common Closing Stock Consideration Amount Per Share, Common Consideration Amount Per Share, Cash Escrow Amount Per Share, Company Net Working Capital, Equity Exchange Ratio, Final Adjusted Purchase Price, Fully-Diluted Holdco Common Stock, Total Acquirer Common Shares, Total Cash Consideration, Total Closing Acquirer Common Shares, Total Closing Cash Consideration, Total Assumption Amount, Total Company Stockholder Consideration Amount, Total Outstanding Holdco Common Stock and Total Stock Consideration Amount; and (ix) the number of shares of Acquirer Common Stock subject to, and exercise price of, each Acquirer stock option issuable to each Company Optionholder holding Company Options to be assumed hereunder and whether such Acquirer stock option will be an incentive stock option or non-qualified stock option under the Code (and the amount of cash or options required to be deducted and withheld from such Persons for Taxes).

“Standard Inbound IP Agreements” has the meaning given such term in Section 2.10(a)(viii).

“Standard NDA” has the meaning given such term in the definition of Standard Inbound IP Agreements.

“Standard Outbound IP Agreements” has the meaning given such term in Section 2.10(a)(ix).

“Statement No. 5” has the meaning given such term in Section 2.4(d).

“Stockholder Designee” has the meaning given such term in Section 8.7(d).

“Stockholder Indemnified Person” has the meaning given such term in Section 8.9.

“Stockholders’ Agent” has the meaning given such term in Section 8.7(a).

“Stockholders’ Agent Agreement” has the meaning given such term in Section 8.7(b).

“Stockholder Expenses” has the meaning given such term in Section 8.7(d).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Stub Period” means any taxable year or period that ends on the Closing Date.

“Sub I” has the meaning given such term in the preamble hereto.

“Sub II” has the meaning given such term in the preamble hereto.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which Holdco, the Company or Acquirer, as the context requires, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

“Termination Date” has the meaning given such term in Section 7.1(a)(ii).

“Third Escrow Release Date” has the meaning given such term in Section 8.4(a).

“Third Party Development Tools” has the meaning given such term in Section 2.10(aa).

“Third Party Intellectual Property” has the meaning given such term in Section 2.10(a)(x).

“Threshold” has the meaning given such term in Section 8.3(a).

“Total Acquirer Common Shares” means that number of shares of Acquirer Common Stock (rounded down to the nearest whole share) equal to the quotient obtained by dividing (a) the Total Stock Consideration Amount by (b) the Acquirer Stock Price.

“Total Assumption Amount” means the dollar amount equal to the product of (a) the number of shares of Company Common Stock issuable upon conversion of all Company Options and settlement of all Additional Restricted Stock Units and New Restricted Stock Units, whether vested or unvested, that are unexpired, unexercised and outstanding immediately prior to the Effective Time by (b) the Common Consideration Amount Per Share.

“Total Cash Consideration” means an amount of cash (rounded down to the nearest cent) equal to one-half of the Total Company Stockholder Consideration Amount.

“Total Closing Acquirer Common Shares” means that number of shares of Acquirer Common Stock equal to the Total Acquirer Common Shares.

“Total Closing Cash Consideration” means an amount of cash equal to (a) the Total Cash Consideration less (b) the Escrow Cash less (c) the Advance Amount.

“Total Company Stockholder Consideration Amount” means the dollar amount equal to (i) the Final Adjusted Purchase Price, less (ii) the Total Assumption Amount.

“Total Outstanding Holdco Common Stock” means the sum, without duplication, of the aggregate number of shares of Holdco Common Stock that are issued and outstanding immediately prior to the Effective Time (which, for the avoidance of doubt, includes each share of Holdco Common Stock issued upon the Conversion).

“Total Stock Consideration Amount” means a dollar amount rounded down to the nearest cent) equal to one-half of the Total Company Stockholder Consideration Amount.

“Transaction Expenses” means all third party fees, costs, expenses, payments and expenditures incurred by the Company, Holdco and any of their respective Subsidiaries with respect to this Agreement, the Merger and the transactions contemplated by this Agreement whether or not billed or accrued, including the expenses and fees of Company’s own accountants, attorneys, investment bankers and other professionals (including but not limited to the Stockholders’ Agent), and any such fees, costs, expenses, payment and expenditures incurred by any securityholder of the Company or Holdco or the Company’s or Holdco’s employees paid for or to be paid for by the Company and/or Holdco.

“Voting Agreement” has the meaning given such term in the recitals to this Agreement.

“WARN Act” has the meaning given such term in Section 2.13(q).

“Warrant Termination Issuance or Payment” has the meaning given such term in Section 4.1(a)(ii).

Other capitalized terms defined elsewhere in this Agreement and not defined in this Exhibit A shall have the meanings assigned to such terms in this Agreement.